Form 20-F
period 2002-12-31
TDL INFOMEDIA GROUP PLC
filed 2003-03-31
CIK 1102439

SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 20-F
   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
               THE SECURITIES EXCHANGE ACT OF 1934
                               OR

                                X
        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 2002
                               OR
      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from_________to__________

                Commission file number  333-11296

                     TDL INFOMEDIA GROUP PLC
     (Exact name of Registrant as specified in its charter)

                        ENGLAND AND WALES
         (Jurisdiction of incorporation of organization)

THOMSON HOUSE, 296 FARNBOROUGH ROAD, FARNBOROUGH, HAMPSHIRE, GU14
                          7NU, ENGLAND
            (Address of principal executive offices)

  Securities registered or to be registered pursuant of Section
                        12(b) of the Act.
                              None
                   __________________________

Securities registered or to be registered pursuant to Section
12(g) of the Act.
                              None
                  ____________________________

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

           12.125% Senior Subordinated Notes due 2009

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            62,457,464 Ordinary shares of GBP0.01 each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                          Yes
     _____X______                No              __________

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                        Item 17
      ___________                Item 18        _____X_____


                        TABLE OF CONTENTS
                                                                   PAGES
PART I																 1
     ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS	 1
     ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE   	             1
     ITEM 3.KEY INFORMATION   	                                     1
          A.   SELECTED FINANCIAL DATA                         		 1
          B.   CAPITALISATION AND INDEBTEDNESS                 		 4
          C.   REASONS FOR THE OFFER AND USE OF PROCEEDS       		 4
          D.   RISK FACTORS                                    		 4
     ITEM 4.INFORMATION ON THE COMPANY                               8
          A    HISTORY AND DEVELOPMENT OF THE COMPANY         		 8
          B    BUSINESS OVERVIEW                              		10
          C.   ORGANISATIONAL STRUCTURE                       		20
          D.   PROPERTY, PLANTS, AND EQUIPMENT                		21
     ITEM 5.OPERATIONAL AND FINANCIAL REVIEW AND PROSPECTS          21
          A.   OPERATING RESULTS                                    21
          B.   LIQUIDITY AND CAPITAL RESOURCES                		26
          C.   RESEARCH AND DEVELOPMENT, PATENTS, AND
               LICENSES, ETC                                  		27
          D.   TREND INFORMATION                              		28
      ITEM 6.DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES            28
          A.   DIRECTORS AND SENIOR MANAGEMENT                      28
          B.   COMPENSATION                                   		30
          C.   BOARD PRACTICES                                		31
          D.   EMPLOYEES                                      		31
          E.   SHARE OWNERSHIP                                		31
     ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS       31
          A.   MAJOR SHAREHOLDERS                             		31
          B.   RELATED PARTY TRANSACTIONS                     		32
          C.   INTERESTS OF EXPERTS AND COUNSEL               		34
     ITEM 8.FINANCIAL INFORMATION                                   34
          A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL
               INFORMATION                                    		34
          B.   SIGNIFICANT CHANGES                            		34
     ITEM 9.THE OFFER AND LISTING                             		34
          A.   OFFER AND LISTING DETAILS                      		34
          B.   PLAN OF DISTRIBUTION                           		35
          C.   MARKETS                                        		35
          D.   SELLING SHAREHOLDERS                           		35
          E.   DILUTION                                       		35
          F.   EXPENSES OF THE ISSUE                          		35
     ITEM 10.ADDITIONAL INFORMATION                           		35
          A.   SHARE CAPITAL                                  		35
          B.   MEMORANDUM AND ARTICLES OF ASSOCIATION         		35
          C.   MATERIAL CONTRACTS                             		36
          D.   EXCHANGE CONTROLS                              		36
          E.   TAXATION                                       		36
          F.   DIVIDENDS AND PAYING AGENTS                    		39
          G.   STATEMENT BY EXPERTS                           		39
          H.   DOCUMENTS ON DISPLAY                           		39
          I.   SUBSIDIARY INFORMATION                         		39
     ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES
	 			ABOUT MARKET RISK                                   39
     ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN
	 			EQUITY SECURITIES                                   40
PART II                                                             40
     ITEM 13.DEFAULTS, DIVIDEND ARREARAGES, AND DELINQUENCIES       40
     ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
	 			HOLDERS AND USE OF	PROCEEDS 						40
     ITEM 15.CONTROLS AND PROCEDURES                                41
     ITEM 16.RESERVED                                               41
PART III                                                            41
     ITEM 17.FINANCIAL STATEMENTS   								41
     ITEM 18.FINANCIAL STATEMENTS   								41
     ITEM 19.EXHIBITS   											42
SIGNATURES                                                   	    43
CERTIFICATIONS                                               		44


CURRENCY PRESENTATION

In this annual report, unless otherwise specified or the context otherwise requires, references to ''pounds sterling,'' ''GBP'' or ''p'' are to the lawful currency of the United Kingdom. We prepare our financial statements in pounds sterling.


CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

We make ''forward-looking statements'' throughout this annual report. Whenever you read a statement that is not simply a statement of historical fact, such as when we describe what we ''believe,'' ''expect'' or ''anticipate'' will occur, and other similar statements, you must remember that our expectations may not be met, even though we believe they are reasonable. We do not guarantee that the transactions and events described in the report and accounts will happen as described or that they will happen at all. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties.


                             PART 1


ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

(A)  SELECTED FINANCIAL DATA

The following historical financial information for the years ended 31 December 2002, 2001 and 2000 and for the period from 31 July 1999 to 31 December 1999 has been derived from the audited Consolidated Financial Statements of TDL Infomedia Group plc and its subsidiaries, and the historical financial information for the period from 1 January 1999 to 30 July 1999 and for the year ended 31 December 1998 has been derived from the audited Consolidated Financial Statements of TDL Group Limited and its subsidiaries. This table should be read in conjunction with the Financial Statements of TDL Infomedia Group plc and its subsidiaries and accompanying notes appearing elsewhere in this annual report.

The Group prepares its Consolidated Financial Statements in accordance with accounting principles generally accepted in the United Kingdom ('U.K. GAAP'), which differ from generally accepted accounting principles in the United States ('U.S. GAAP'). A description of the significant differences and reconciliations of net income and shareholders' equity are set forth in Note 31 of Notes to the Financial Statements.


                         TDL Group           TDL Infomedia Group plc
                          Limited
                         Year    From     From    Year     Year     Year
                         ended  1 Jan    31 July  ended    ended    ended
                          31   1999 to   1999 to   31       31       31
                         Dec   30 July   31 Dec    Dec      Dec      Dec


                        1998     1999     1999     2000     2001     2002
                      GBP'000  GBP'000  GBP'000  GBP'000  GBP'000  GBP'000
Profit and Loss	Data
U.K. GAAP:
 Turnover             85,724   40,648   49,651   92,014   93,137   96,945
 Cost of Sales       (38,073) (17,601) (20,572) (39,222) (40,052) (39,576)
 Gross Profit         47,651   23,047   29,079   52,792   53,085   57,369
 Acquisition Costs         -   (3,244)       -        -        -        -
 Other Operating
Costs      			 (32,468) (17,262) (18,517) (44,039) (41,924) (43,511)
 Operating
Profit/(Loss)         15,183    2,541   10,562    8,753   11,161   13,858
 Share of Loss in
Joint Venture              -   (1,061)  (1,102)  (2,931)    (636)       -
 Interest
Receivable			     840      157      233      963      163       43
 Interest Payable     (8,499)  (3,607)  (7,797) (15,795) (12,288) (10,295)
 Profit/(Loss)
Before Tax         	   7,524   (1,970)   1,896   (9,010)  (1,600)   3,606
 Taxation             (2,266)    (854)  (1,810)  (2,318)  (4,138)  (5,549)
 Profit/(Loss)
After Tax              5,258   (2,824)      86  (11,328)  (5,738)  (1,943)

 Dividends declared        -        9p       -        -        -       	-
per share

U.S. GAAP:
 Total Revenues       85,724   40,648   49,651   92,014   93,137   96,945
 Net Income/(loss)
before cumulative
effect adjustment(9)   1,649   (4,898)   1,418   (6,411) (20,421)  (4,708)
 Net Income/(loss)     1,649   (4,898)   1,418   (9,991) (20,421)  (4,708)
(8),(9)

                         TDL Group           TDL Infomedia Group plc
                          Limited
                         Year    From     From    Year     Year     Year
                         ended  1 Jan    31 July  ended    ended    ended
                          31   1999 to   1999 to   31       31       31
                         Dec   30 July   31 Dec    Dec      Dec      Dec


                        1998     1999     1999     2000     2001     2002
                      GBP'000  GBP'000  GBP'000  GBP'000  GBP'000  GBP'000
Other Data
 Return on Base(4)     82.9%              79.4%(7)  80.2%    81.6%    85.3%
 Number of Printed
Directories
Accounts(4)          91,316             92,834(7) 88,877   88,839   92,825
 Average Value per
Printed Directories
Account(GBP) (4),(5) GBP928             GBP932(7) GBP966   GBP975   GBP960
 Number of Printed      164                167(7)    170      173      174
Directories

U.K. GAAP:
 Depreciation and
Amortisation          2,044    1,025     5,144    14,213   16,461   16,583
 Capital
Expenditure           1,168    1,137       591     1,488   11,577    1,710
 Operating Cash
Flow                 16,030    9,029     10,602   18,509   30,563   28,766
 Defined EBITDA(1)   18,067    6,967     15,939   23,929   27,785   30,484
 Adjusted EBITDA(2)  17,227    6,810     15,706   22,966   27,622   30,441
 Ratio of Earnings
to Fixed Charges	    1.8x                1.4x                       1.3x


U.S. GAAP:
 Depreciation and
Amortisation          5,348    2,953   	  3,393    9,343   10,577    3,151
 Capital
Expenditure           1,168    1,137   	    591    1,488   11,577    1,710
 Operating Cash
Flow		          9,706    6,627      6,595    2,711   18,308   16,508
 Defined
EBITDA(1),(9)        18,342    6,664   	 15,629   20,512    7,164   13,986
 Adjusted
EBITDA(2),(9)        17,502    6,507   	 15,396   19,539    7,001   13,943
 Ratio of Earnings
to Fixed Charges 	   1.4x            	    1.5x                       1.0x
(3), (8), (9)


Balance Sheet Data
(At End of Period)
U.K. GAAP:
 Fixed Assets(6)      4,796        	    206,503  191,252  190,857  176,120
 Total Assets        44,221       		257,622  238,515  228,350  208,361
 Net Current
Assets/(Liabilities)  5,753        		 16,255  (33,802) (39,860) (26,771)
 Total Assets less
 Current Liabilities 10,549       		222,758  157,450  150,997  149,349
 Total Debt          66,513       		122,581  119,831  105,695   92,538
 Net Debt            61,967       		111,056  111,598  104,018   91,042
 Net Assets/
(Liabilities)       (53,037)     		102,543   91,215   85,477   83,534
 Share capital            9        		    624      624      624      624
 Shareholders'
 Equity       		(53,037)     	    102,543   91,215   85,477   83,534
 Number of shares       915        		 62,457   62,457   62,457   62,457
(`000)

U.S. GAAP:
 Fixed Assets (6)     55,695       	    117,026   99,206  104,695  103,390
 Total Assets (8)    100,975      		173,872  147,498  138,333  122,307
 Net Current Assets/
(Liabilities) (8)	  11,608       		 21,982  (32,773) (43,715) (40,408)
 Total Assets less
Current Liabilities(8)67,303     		139,008   66,433   60,980   62,982
 Total Debt           68,514       		125,000  121,750  106,750   93,272
 Net Debt             63,970       		113,475  113,517  105,073   91,776
 Net Assets/
(Liabilities) (8)	   2,094        	  6,063   (3,475)  (7,552)  (4,875)
 Shareholders'
 Equity (8)	           2,094        	  6,063   (3,475)  (7,552)  (4,875)




(1)The Defined EBITDA measures presented in this table are consistent with the definition of EBITDA set out in the Senior Subordinated and Senior Discount Note indentures where EBITDA is  defined as consolidated net income plus (i) taxation,  (ii)
   consolidated   interest  expense,  (iii)   depreciation,   (iv)
   amortisation of intangibles and (v) cash payments of expenses arising in connection with acquisitions. Defined EBITDA may not be  comparable  to  similarly titled  measures  used  by  other companies.
(2)The Adjusted EBITDA measures presented in this table represent Defined EBITDA less consolidated interest receivable.
(3)For the purposes of computing the ratios of earnings to fixed charges, earnings represent profit or loss before tax plus fixed  charges and our share of the loss in the joint  venture.
   Fixed charges represent total interest payable and an amount representative of the interest component of rental expense.
   Under U.K. GAAP, our earnings were inadequate to cover fixed charges by GBP0.9 million, GBP6.1 million and GBP1.0 million in the period from 1 January 1999 to 30 July 1999 and the years ended
   31 December 2000 and 2001 respectively. Under U.S. GAAP, our earnings were inadequate to cover fixed charges by GBP3.1 million in the period from 1 January 1999 to 30 July 1999, by GBP6.2 million in the year ended 31 December 2000 and by GBP15.7 million in the year ended 31 December 2001.
(4)We calculate return on base, number of printed directories accounts and average value per printed directories account only on  a  calendar-year  basis,  not for  interim  periods.  These
   measures  are  operating  performance  measurements   used   by
   management. They are not financial measures in accordance  with
   UK or US GAAP.
(5)Calculated  by  dividing printed directories  revenues  by  the total  number of printed directories accounts sold  during  the year. Average value per printed directories account is an operating performance measurement used by management. It is not a financial measure in accordance with either UK or US GAAP.
(6)Fixed  assets consist of tangible assets, goodwill,  intangible
   assets  and  fixed asset investments (including   interests  in
   joint ventures).
(7)Represents data for the full year from 1 January to 31 December
   1999.
(8)The U.S. GAAP data for the year ended 31 December 2000 reflects the  cumulative  effect  of the Group's  adoption  of  SAB  101 related to deferred costs. See Note 31 of Notes to the Financial Statements for more information.
(9)The U.S. GAAP data for the year ended 31 December 2001 has been restated as required by APB20 to reflect as compensation expense in the Group certain consideration paid by SEAT Pagine Gialle S.p.A.in accordance with the terms of the acquisition of TDL Infomedia Limited and which is being accounted for as compensation expense by SEAT. See Note 31 of Notes to the Financial Statements for more information.

Exchange Rates

The following table sets forth, for the periods and dates indicated, information regarding the noon buying rate in the City of New York for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York for customs purposes, expressed in U.S. dollars per GBP1.00.

                                     At    Average   High   Low
                                   Period    (1)
                                    End
Year ended 31 December
1998                                1.6628 1.6602  1.7222 1.6114
1999                                1.6150 1.6146  1.6765 1.5515
2000                                1.4955 1.5125  1.6182 1.4210
2001                                1.4543 1.4382  1.5040 1.3730
2002                                1.6095 1.5084  1.6095 1.4074

(1) The average of the noon buying rates on the last day of each month during the year.

The following table sets forth, for the months indicated, information regarding the high and low noon buying rate expressed in U.S. dollars per GBP1.00:

                                                    High   Low
September 2002                                     1.5700  1.5343
October 2002                                       1.5708  1.5418
November 2002                                      1.5915  1.5440
December 2002                                      1.6095  1.5553
January 2003                                       1.6482  1.5975
February 2003                                      1.6480  1.5727


The noon buying rate on 26 March 2003, the latest practicable date prior to the date of this report, was 1.5742.

(B)  CAPITALISATION AND INDEBTEDNESS

          Not applicable.


(C)  REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not applicable.


(D)    RISK FACTORS

Our   revenue   growth  may  be  constrained  by  our   regulatory
environment

During 2001, the Office of Fair Trading, the government agency responsible for the enforcement of competition policy in the United Kingdom revised the undertakings given by Yell Group Limited (previously BT Yellow Pages) which regulate the prices Yell Group Limited can charge for classified advertisements in the United Kingdom. The revised undertakings limit any annual price increase to the rate of inflation (as measured by the retail price index) less 6%, effective for all directories published from 1 January 2002. These revised undertakings are expected to remain in effect for a period of four years. Although we were not required to give any similar undertakings, the cap imposed on Yell Group Limited has the indirect effect of constraining our ability to increase our advertising rates. To date, we are not aware of any significant impact to our business caused by the revised undertakings. Yell Group Limited is also prohibited from publishing more than one consumer classified directory in any particular geographic area, except in areas where no other classified directories are published.


Our business could be adversely affected by turnover of our field account and tele-sales representatives

Our success depends to a significant extent on our ability to identify, hire, train and retain qualified sales personnel. In 2000, 2001 and 2002 we experienced turnover in our sales force of approximately 56.7%, 48.2% and 37.6% respectively. Turnover is highest among new hires, with over 50% of new hires having left within one year of their employment in both 2000 and 2001. In 2002, fewer new hires left during their first year of employment (40%) hence the reduction in overall sales staff turnover for the year. Our ability to attract and retain qualified sales personnel depends on numerous factors, including factors out of our control, such as conditions in the local employment markets in which we operate. Although our business plan calls for a continued increase in the number of sales representatives, we may not be able to hire or retain a sufficient number of sales representatives to achieve our financial objectives.


Fluctuations in the price of paper could adversely affect our business

Paper is our most important raw material. In the past, paper costs have fluctuated significantly. For example, since 1994, paper prices have fluctuated between GBP376 and GBP622 per tonne. Paper costs represented 5.8% of our turnover in 2000, 5.9% in 2001 and 5.5% in 2002. We estimate that a 10% change in current paper prices would have a GBP0.5 million annual impact on our EBITDA (as defined in Item 3(A)). Typically, we agree on paper prices for the following twelve months at the start of each calendar year. Although we have always reached agreement on new paper prices in the  past,  any  increases in paper costs would  have  an  adverse
effect  on  our  business,  financial  condition  or  results   of
operations.

We are dependent on local economies and have a high concentration of customers in the South East regions of the United Kingdom

We derive most of our revenues from the sale of advertising in our printed directories in the United Kingdom. Our advertising revenues are dependent on a variety of factors specific to the geographic regions that our directories serve. Local economic conditions, as well as the economic conditions of specific retail, wholesale and service segments, will impact local businesses' expenditure on classified directories advertising. Our advertising sales are particularly concentrated in the South East regions of the United Kingdom, including the London metropolitan area. If there was an economic downturn in the South East regions of the United Kingdom or the other local economies of the communities we serve, our financial condition or results of operations could be adversely affected.


Our business may be adversely affected by our reliance on, and our extension of credit to, small businesses

The majority of our turnover is derived from selling advertising to small to medium-sized businesses. In the ordinary course of our business, we extend credit to these customers for advertising purchases. Small businesses, however, tend to have fewer financial resources and higher financial failure rates than larger businesses. We believe these limitations are a significant contributing factor to having approximately one-third of our customers in any given year not renew their advertising in the following year. In addition, full collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on and our extension of credit to small businesses.


Changing technology in our industry makes our future uncertain

The classified directories advertising business is subject to changes arising from developments in technology, including information distribution methods and users' technological preferences. Our growth and future financial performance will depend upon our ability to develop and market new products and services and create new distribution channels to accommodate the latest technological advances and user preferences and leverage and fully utilise technology successfully to improve the operations of our business. The increasing use of the Internet by consumers as a means to transact commerce may result in new technologies being developed and services provided that could compete with our products and services. We also believe that our online directory may compete with our printed directories for advertising sales and consumer usage, which may result in revenues from our printed directories being replaced over time, in whole, or in part, by our Internet revenues.

Although revenues from Internet advertising represented only 4.6% of our turnover in 2002, in the future we may derive a substantial amount of our revenues from Internet advertising. However, the demand and market acceptance for Internet advertising is uncertain. There are currently no commonly accepted standards for the measurement of the effectiveness of Internet advertising, and the industry may need to develop standard measurements to support and promote Internet advertising as a significant advertising medium. If these standards do not develop, existing advertisers may not continue their levels of Internet advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. Our business could be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected. Different pricing models are used to sell advertising on the Internet. It is difficult to predict which, if any, will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues.

We are in a competitive business

We compete in the classified directories advertising market in the United Kingdom, which currently has one dominant market participant, Yell Group Limited (formerly BT Yellow Pages). In August 2002, BT Group plc acquired the assets of Scoot.com and announced its intention to re-enter the print classified directories market. We are not yet fully aware of the impact that BT's re-entry into the print classified directories market will have on our business. We also compete, to a lesser extent, with numerous printed information guides, Internet listing services, other publishers, other forms of advertising and providers of business information. Given that most of our customers advertise with us pursuant to one-year contracts, a substantial portion of them could move their advertising to competing classified directories, or to other forms of advertising entirely, quickly and at a low cost, thereby increasing our exposure to competitive pressures and consequent fluctuations in revenues and operating results.

We are also subject to intense competition with respect to our Internet business. We cannot predict whether we will adequately compete with existing competitors, such as Yell Group Limited which operates www.yell.co.uk, or with other new entrants into the online directories market. If we fail to anticipate or respond adequately to changes in technology and user preferences, or are unable to finance the necessary capital expenditures, our business, operating results or financial condition could be materially adversely affected.

Our current principal competitor Yell Group Limited has, and potential competitors such as BT Group plc may have, access to substantially greater financial and operational resources than we do. Particular challenges that we could face from these competitors include increased competition for sales staff, substantial increases in their advertising budgets, substantial discounting of their advertising rates and their development of a database or an Internet service that provides the same or better benefits than our current products and services.

Our ability to compete successfully for both users and advertisers depends on elements both within and outside of our control, including user demand for our services, successful and timely development of new products, our ability to deliver appropriate levels of service to users and advertisers, pricing, industry trends and general economic trends.


Key personnel - our success depends on certain key senior executives

Our performance depends in large part upon the abilities and continued service of our senior management personnel. The loss of the services of any of our senior management could seriously affect our business prospects. If one or more key employees joins a competitor or forms a competing company, the resulting competition could have a material adverse effect on our business, financial condition or results of operations. In the event of the loss of any such employee, we may not be able to prevent the unauthorized disclosure or use of our procedures, practices, new product developments or client lists. Moreover, our future success depends on our continuing ability to identify, hire, train and retain such personnel in the future. If we are unable to attract and retain necessary sales, marketing, technical and managerial personnel, it could have a material adverse effect on our business, financial condition or results of operations.

Risk of adverse effects of government regulation

We are subject to governmental regulation by the United Kingdom and the European Union and may in the future be subject to regulation in countries in which we may provide services. In addition, decisions by regulators, including the Office of Fair Trading, could adversely affect our financial condition and results of operations. The adoption of new laws, policies or regulations that change the present regulatory environment could adversely affect our existing services or restrict the growth of our business in the United Kingdom, Belgium, the European Union or any other countries.

The European Commission has approved a new data protection directive regarding the processing of personal data and the protection of privacy in the electronic communications section. See Item 4(B) "Business Overview - Regulatory Environment". Compliance with this new directive may entail additional expense to our business.


Our financial results are subject to quarterly fluctuation

Our turnover and operating results exhibit a significant degree of variability from quarter to quarter and between periods. Although we process sales at a fairly constant rate, we do not recognise turnover with respect to processed sales for any given directory or the costs directly related to sales, production, printing and distribution of that directory until the month in which it is distributed. Individual directories are not always published at the same time each year, which can result in significant shifts in quarterly turnover and EBITDA. Many of our largest revenue generating directories are published between October and December. If publication of any directories were delayed into the following year, for example because of printing delays, recognition of related turnover and EBITDA would also be delayed. EBITDA and other financial indicators generally relied on by investors to evaluate a company's ability to incur and service its debt may not, in our case, reflect actual cash received during a given period.


We rely on our intellectual property rights

We  rely  on  our intellectual property, principally our  business database and related licence rights and our right to use the Thomson name. If we fail to adequately protect our intellectual property rights, our business could be harmed. In addition, although  we  believe  that our business  does  not  infringe  the intellectual property rights of others and that we have all the rights needed to use the intellectual property employed in our business, it is possible that we could become subject to claims alleging infringement of third-party intellectual property rights. Any claims could subject us to litigation and could require us to pay damages or incur expenses to develop non-infringing intellectual property.


System failure could hurt our business

Loss of all or part of our information systems for a period of time could have a material adverse effect on our business. Our operations are dependent on our ability to protect our system from interruption caused by damage from fire, power loss, telecommunications failure, unauthorised entry or other events beyond our control, such as regional disasters. Our back-up site is equipped with all the hardware, software and communications equipment necessary to recover from a disaster impacting our Farnborough office. The recovery procedure involves the use of third party suppliers. Our back-up site is located approximately three miles from our headquarters, where most of our computer systems, including processing equipment, are currently operated and maintained. In the event of major disasters, both locations could be equally affected.

Foreign exchange rate fluctuations may adversely affect our financial condition and results of operations

As our reporting currency is pounds sterling any movement in foreign currency exchange rates in relation to pounds sterling, particularly movements in the dollar/sterling exchange rate, given our dollar-denominated notes, could have an impact on our financial condition and results of operations. In order to minimise this risk the directors have decided to part hedge the exposure on the dollar-denominated notes and will continue to monitor fluctuations in exchange rates. However, we cannot assure you that exchange rate fluctuations will not adversely affect our financial condition and results of operations.


Our  exposure  to  defamation  and privacy  claims  could  have  a
material   effect  on  our  operating  results  or  our  financial
condition

We are exposed to defamation and breach of privacy claims relating to our directories business as well as methods of collection, processing and use of personal data. The subjects of our data and users of data collected and processed by us could also have claims against us if our data were found to be inaccurate, or if personal data stored by us was improperly accessed and disseminated by unauthorised persons. Although we have not had any material claims relating to defamation or breach of privacy claims to-date, we may be party to litigation matters that could have a material adverse effect on our business, financial condition or results of operations or otherwise distract our management.


Our ability to refinance our existing senior debt depends on certain factors beyond our control

The future success of our operations will in large part dictate our ability to refinance our existing senior debt which is repayable on the earlier of 10 September 2003 or a change of control. Our future operating results will be affected by general economic, competitive, marketing and other conditions, many of which are beyond our control. Any failure to refinance our senior indebtedness would result in a default in the senior debt facilities and a default under the notes. Our parent has not guaranteed  our  obligations  under  the  notes  nor  has  it  any obligation to provide additional equity financing to us. We cannot assure you that we will be able to refinance our senior debt, obtain additional financing or sell assets on commercially reasonable terms or at all.


ITEM 4 INFORMATION ON THE COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

Corporate

TDL Infomedia Group plc, or the Company, was incorporated on 24 June 1999 under the laws of England and Wales as a public limited company with registered number 3794884. The address of TDL Infomedia Group plc's registered office is Thomson House, 296 Farnborough Road, Farnborough, Hampshire, GU14 7NU, England, telephone number +44 (0) 1252 516111.

Group Structure

TDL Infomedia Limited and the three Infomedia subsidiaries were formed for the purpose of financing the GBP149.7 million acquisition of TDL Group Limited and its subsidiaries and the GBP70.3 million repayment of TDL Group Limited's borrowings and fee obligations on 30 July 1999 (the "1999 Acquisition"). The 1999 Acquisition was funded through investments of GBP80 million by Apax, Advent, 3i and participating management and employees (where "management" refers to the direct and indirect ownership by officers, directors and members of their immediate families) together with the debt financing described below.

The  aggregate  proceeds from the debt financing of GBP150.0  million comprised (1) borrowings by TDL Infomedia Group plc of GBP55.0 million under a GBP65.0 million senior credit facility which was subsequently refinanced on 29 December 2000 (as described in Item 5(B) "Liquidity and Capital Resources"), (2) borrowings by TDL Infomedia Group plc of GBP70.0 million under a senior subordinated financing facility which has been refinanced by the issue of GBP70,000,000 12 1/8% Senior Subordinated Notes due 2009 and (3) borrowings by TDL Infomedia Holdings plc of GBP25.0 million under a senior discount financing facility which has been refinanced by the issue of US $87,360,000 15.5% Senior Discount Notes due 2010 at a price of 47.366%.

On 1 August 2000 SEAT Pagine Gialle SpA acquired 99.6% of the issued share capital of TDL Infomedia Limited, the ultimate U.K. parent company of the Group, for an equity value of GBP308 million and the assumption of approximately GBP150 million of debt. Since then Pagine Gialle SpA have acquired a further 0.1% of the issued share capital of TDL Infomedia Limited. Participating management and members of their immediate family hold the remaining 0.3% of the issued share capital of TDL Infomedia Limited. The acquisition was effected by means of a share exchange.

History

In 1965, The Thomson Corporation of Canada, under contract with the British General Post Office, introduced the United Kingdom's first classified telephone directory, which was later named the Yellow Pages.

In 1980, the contract between The Thomson Corporation of Canada and the British General Post Office expired and the rights to publish Yellow Pages in the United Kingdom were awarded to British Telecom. The Thomson Corporation of Canada decided to produce its own directories in competition with the Yellow Pages and created Thomson Directories Limited, a partnership between the Dun & Bradstreet Corporation and The Thomson Corporation of Canada. In 1981, it commenced the national roll-out of the Thomson Locals.

In 1994, Thomson Directories Limited was sold to U S WEST, a regional telecommunications company in the United States. U S WEST also entered into a licence agreement to continue using the ''Thomson'' name and related trademarks for its directories business. In 1994, Thomson Directories Limited began developing its Business Information services derived from its proprietary database.

In June 1997, U S WEST sold Thomson Directories Limited to TDL Group Limited, a company formed by 3i plc, non-institutional investors and several members of Thomson Directories Limited's senior management team. Shortly thereafter, Advent International Corporation purchased a portion of 3i plc's interests. Thomson Directories Limited agreed the right to use the ''Thomson'' name and trademarks until 2027 for a nominal annual fee.

In  July  1998, Thomson Directories Limited entered  into  a  joint venture, TDL InfoSpace (Europe) Limited, with Infospace.com Inc., an Internet company based in the United States. Thomson Directories Limited sold its interest in TDL InfoSpace (Europe) Limited to a company owned by its principal shareholders in January 1999. We maintain a supplier and sales relationship with TDL
InfoSpace   (Europe)  Limited.   See  Item  7(B)   "Related   Party
Transactions".

In   February   1999,   Thomson   Directories   Limited   expanded
internationally by investing in a directories joint venture in Belgium with the intention to replicate its paper directories and Internet Services business model abroad. On 30 March 2001 Thomson Directories Limited sold its investment in, and loans to, TDL Belgium SA to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for GBP4.1 million, the net asset value reflected in the Group's accounts on the date of sale.

The 1999 Acquisition (described above) was completed in July 1999.

On 1 August 2000, 99.6% of the issued share capital of TDL Infomedia Limited, the ultimate parent company of TDL Infomedia Group plc, was acquired by SEAT Pagine Gialle SpA, as described above.

Business Description

The Group is the second largest publisher of printed classified directories in the United Kingdom, publishing 174 directories in 2002 (173 Thomson Local directories and 1 new WebFinder directory) that together cover approximately 85% of the U.K. population. In 2002, 92,825 businesses purchased classified advertising in our directories, and we distributed approximately 22 million of these directories to homes and businesses free of charge. Our advertising customer base is highly diverse and consists primarily of small and medium-sized businesses operating in well-defined local areas as well as large national advertisers.

In the U.K. classified directories market, we have been the market innovator for introducing new product modifications, having, for example, developed directional tabs, local community guides and premium advertising opportunities such as White Knock-out and colour advertisements. We believe these product innovations have made our directories easier to use for consumers and increased their value to our customers. While printed directories are our primary business, we have executed a strategy of leveraging our
strategic   assets,   which  include  our   enhanced   proprietary
information database of more than 2.3 million business listings, nationwide sales force, established customer base and ''Thomson Directories'' brand, selectively across two high margin business
areas   of  Internet  Services  and  Business  Information,  which together represented GBP11.4 million or approximately 11.1% of recognised revenues (before discounts) in 2002.

We  organise our products and services into three business  areas:
U.K. Paper Directories, Internet Services and Business Information which are further described below.


(B)  BUSINESS OVERVIEW

Classified Directories Market

The  classified directories market consists of both  regional  and
local   directories.  Regional  publications  generally  cover   a
relatively large geographic or metropolitan region, while local directories cover smaller geographic regions or sections of a metropolitan area. The two largest classified directory publishers in the United Kingdom are Yell Group Limited (formerly BT Yellow Pages) and ourselves. During 2002 Yell Group Limited published 83
regional   directories  (and  six  "Business  Pages"  directories)
throughout  the  United  Kingdom  and  we  published   173   local
directories.   Yell  Group  Limited's  U.K.  printed   directories
revenues totalled GBP540.5 million during the 12 months ended 31 March 2002, compared to our printed directories revenues of GBP89.4 million for the year ended 31 December 2002.

The U.K. classified directories market has been subject to reviews by the Office of Fair Trading, the government agency responsible for enforcing competition policy under the Fair Trading Act 1973, in 1995 and, more recently, in 2001 (as described in Item 4(B) "Business Overview - Regulatory Environment"). Following its recent review, on 11 May 2001 the Office of Fair Trading announced that the price cap limiting annual price increases in advertising rates by Yell Group Limited should be tightened from RPI (as measured by the retail price index) minus 2% to RPI minus 6% for directories published from January 2002. Although we were not required to give any similar undertakings, the cap imposed on Yell Group Limited has the indirect effect of constraining our ability to increase our advertising rates. To date, we are not aware of any significant impact to our business caused by the revised undertakings. (see Item 3(D) "Risk Factors").

In August 2002, BT Group plc acquired the assets of Scoot.com and announced its intention to re-enter the print classified directories market. We are not yet fully aware of the impact that BT's re-entry into the print classified directories market will have on our business.


U.K. Paper Directories

General

Thomson Local is a printed classified business directory, in which business listings are arranged by business type. It is our core product and accounted for almost 90% of recognised revenues in
2002. Our directories are distributed throughout England, Scotland and Wales. We design our directories to meet the informational needs of consumers and the advertising needs of our customers. Our directories consist of several sections including local information and entertainment guides, an A-Z business phone book listings section detailing all businesses alphabetically in the area and a classified section. The local information section includes full colour plans of principal towns, a local area road map and community and entertainment information. We believe that this information increases consumer usage of our directories. In the A-Z business phone book listings section, we list all businesses within the related geographical region free of charge.

The majority of the advertising sold in our directories appears in the classified section. However, we also sell advertising on the front and back covers, the tabbed dividers and the local and entertainment guides.

Proprietary Database

All business areas rely upon the repackaging and distribution of U.K. business-related content from our database. The base input to our directories is business listings data from our database. We receive new business listings data from BT Group plc (formerly British Telecom) on a daily basis and we verify and enhance this data before entering it into our database. We enhance the value of this information by classifying each business entry and adding relevant information such as the length of time a business has been at a particular location, the number of employees, the name of the senior decision maker, its fax numbers and the type of location. Our database also contains ''Thomson-only'' data, which has not been provided by BT and which we independently collect principally from requests for free listings and telephone numbers. By enhancing the business listings data in this way we create our own proprietary database in which we own intellectual property rights. Our sales teams use the information in our database to focus their sales efforts and our Business Information team uses our database for resale purposes.

Product Development

We continually seek to introduce new products and features in order to create incentives for our customers to renew their prior year's advertising subscription and increase their expenditure on our products. We typically roll out these product innovations over two to three years to the majority of our directories. In 1998 we rolled out White Knock-out, a feature which allows a customer's advertisement to stand out from its competitors by printing the advertisement against a white backdrop. In 1999 we launched yellow highlighted advertisements and double column unit advertisements as compared to standard single column advertisements. In 2000 we launched colour advertisements in the classified section of 39 directories. The roll-out of such colour advertisements was extended across a further seven directories in 2002 and we intend to roll-out it out across nine more directories in 2003.

In December 2002 we published a new directory of web addresses, WebFinder, which has been distributed throughout Central London.

New Directories

We already cover most of the areas of England, Scotland and Wales that can be cost effectively served by local classified directories. Consequently, our pace for introducing new directories has slowed through the 1990's as our coverage has expanded to approximately 85% of the U.K. population. Nevertheless, we believe there are select opportunities to introduce additional new directories. We are currently reviewing options for introducing additional directories.

Printed Directories Publishing Cycle

We publish our directories on a 12-month cycle. Although publishing dates may be moved back and forward by a few weeks within the year, we aim to publish each directory once per calendar year. In order to meet the calendar year publishing cycle nearly all selling activity for the directories takes place before the end of October. This allows eight to ten weeks for photocomposition, printing and distribution. We consider directories to be ''published'' when we have commenced distribution. The sales cycle of a particular directory varies based on the size of the revenue base and potential customer base and can range from a few weeks to as long as six months.


Photocomposition Process

Photocomposition is the process of converting all directories material into a digital format that is used by the printers. Prior to 1998, we outsourced the photocomposition process to a third party. In mid 1998, we brought the photocomposition process
in-house,    which    eliminated   the   need   for    third-party
photocomposition  processing  by  investing  in   new   publishing
hardware  and  software  and retraining  existing  personnel,  and improved  advertisement design and production turnaround  for  our
customers.   Bringing the photocomposition process  in-house  cost
approximately GBP1.5 million, of which GBP0.6 million related to hardware, which was capitalised, and an estimated GBP0.9 million to software, information technology support and retraining programs,
which   was  expensed  in  1998.   Bringing  the  photocomposition
function in-house has given us added flexibility to improve the lay-outs of our directories, which has also reduced our paper requirements and our publishing cycle and allowed the publishing of our customers' advertisements on the Internet.


Paper and Printing

Prior to the expiry of the contracts on 31 December 2001, we outsourced our printing and paper requirements to two printers located in Spain and Sweden. On 1 January 2002 we entered into two new print contracts with printers located in Sweden and Italy, both of which commenced in January 2002 and expire in December 2004. We have also entered into separate paper contracts with two suppliers based in Sweden and Finland. Although we rely on two printers, a single printer could provide all of our printing, and we believe that there are alternative suppliers that could meet our needs. Similarly, we believe that there are alternative paper suppliers that could satisfy our paper requirements. New product innovations typically increase our printing and paper costs. For example, introducing White Knock-out in 1998 and full colour in selected directories in 2000 required more expensive printing processes. In the future we expect to incur additional printing and paper costs with new product innovations.


Distribution

Each year, we distribute approximately 22 million directories free of charge throughout England, Scotland and Wales. We outsource our distribution requirements to two companies: one for East Anglia and the home counties area in and surrounding London, and another for Scotland, the North East, the Midlands and the West. Although we rely on only two distribution companies, we believe either company could service all of our distribution needs and we believe there are additional distributors that could cover our distribution requirements.

Sales

Printed and online directories advertising is a direct sales business, which requires both servicing existing accounts and developing new customers. Our core account base consists primarily of repeat customers and many of these customers have advertised in our directories for several years. For 2000, 2001 and 2002, 63.1%, 64.3% and 67.3% respectively of our print directory customers advertised again in the following year, generating a return on base (as defined on page 23) of 80.2%, 81.6% and 85.3% respectively. We believe that this return on base reflects the importance of our directories to our local customers, for whom classified directories advertising is an important medium of advertising due to its comparatively low cost, widespread distribution, lasting presence, focus on local geographic areas and high consumer usage. In addition, printed classified directories advertising is often an integral part of the local advertising strategy for larger national companies.

As at 30 December 2002, our printed and online directories sales force consisted of 448 employees (representing 53% of the total work force).

We have well-established practices and procedures to manage the productivity and effectiveness of our sales force. All new Field Account and Tele-Sales Representatives complete a formal two and one half-week training program and receive continuous on-the-job training through the regional sales management structure and periodic formal training. Each Field Account and Tele-Sales Representative has a specified account assignment consisting of both new business leads and renewal accounts and is accountable for daily, weekly and monthly sales results. Our sales force receives sales data, which include details of our new product initiatives, local market data, planned distribution numbers for each directory and credit details on our prior year's customers.

Field Account and Tele-Sales Representatives are compensated in the form of base salary, commissions and car allowance. Approximately one third of total Field Account and Tele-Sales Representative compensation is in the form of commissions tied to sales performance and account growth. We use a number of commission and bonus schemes with varying terms depending on the role and grade of the employee. Bonus schemes are based on key business drivers such as: return on base, account growth, new business and development of staff and revenues. Our senior sales managers' bonuses are also linked to our overall profitability.


Marketing and Brand Management

Our marketing team is responsible for strategy, product development for our printed directories, pricing, market research, advertising, promotion and sales support materials. It is also responsible for overall branding strategy and public relations.


Internet Services

Our proprietary database, experienced sales professionals, established customer base and our ''Thomson Directories'' brand has enabled us to widely introduce and cross-sell online classified advertisements since late 1998. We retain printed advertisements in a digital format, which facilitates producing Internet ready versions of our customers' advertisements. We have a website services agreement with a supplier, TDL InfoSpace (Europe) Limited (previously a related party, as described in Item 7(B) "Related Party Transactions") whereby it hosts our online directory, Thomweb.co.uk, as well as on other popular websites.

We license business listing content from our database to TDL InfoSpace (Europe) Limited for a fee of GBP50,000 per annum. TDL InfoSpace (Europe) Limited gains distribution for our database and associated online advertising together with content it supplies to other websites.

TDL InfoSpace (Europe) Limited integrates our online directory with other content such as local weather forecasts, news and horoscopes in creating its content packages. As well as being distributed on our own Thomweb.co.uk Internet site, these packages are co-branded with the ''co-brand'' partners and distributed on various other websites (the "InfoSpace Network").

Prior to September 2000, we acted under an exclusive sales agency agreement with TDL InfoSpace (Europe) Limited to sell enhanced classified business listings on their behalf to our customers in the United Kingdom. We retained a sales commission for this activity and paid an annual fee to TDL InfoSpace (Europe) Limited for their services. Under the terms of our new website service agreement with TDL InfoSpace (Europe) Limited dated 1 September
2000, we retain all advertising revenues and pay a fee to TDL InfoSpace (Europe) Limited for their services. As a result of this change in the nature of the sales arrangement with TDL InfoSpace (Europe) Limited, we now recognise Internet advertising revenues and fees paid to TDL InfoSpace (Europe) Limited evenly over the twelve month period of the advertising contract.

In April 2002, we launched a new proprietary Internet site, ThomsonLocal.com. This local information portal features an enhanced business finder, useful local area information, a "search nearby" facility and a web search facility for UK businesses. ThomsonLocal.com has been well received by users and advertisers and it has been launched on major partner sites, such as Freeserve and Ask Jeeves, during the year.

We will continue to innovate and develop new Internet products for our users and advertisers and intend to continue working with InfoSpace and other distribution partners in order to drive traffic to our advertisers.

Our   Internet   advertising   packages   on   Thomweb.co.uk   and
ThomsonLocal.com incorporate variations on the following features:

  - an online business listing with a higher position page in an ''enhanced listing'' section and an adjacent ''Info Button'' where the advertiser's details are presented and hyper-text linked to the advertiser's website;

  - an  online  version  of the customer's printed  advertisement;
    and

  - guaranteed placement in the ''preferred listings'' section, which is currently limited to the first five listings of a customer's business category and a ''branded'' sponsorship button, which the user may click to go to the advertiser's website.

We sell these Internet packages on a geographical area basis that corresponds to the scoping of our printed directories. Similar to our printed directories, customers can purchase multiple advertisements to appear when a user searches in a number of different geographical areas of the Internet directory. We update Thomweb.co.uk and ThomsonLocal.com with new advertisements each month.

During 2002 we sold Internet advertising to approximately 25% of our existing printed directories customer base, up from 20% in 2001. Published Internet advertising sold during 2002 amounted to GBP4.3 million however, following the change in the timing of Internet revenue recognition from 1 September 2000, Internet advertising revenues recognised as revenue in 2002 amounted to GBP4.5 million.

In January 2003, we launched WebFinder.com, a complimentary online search engine to the new WebFinder print directory launched in Central London in December 2002. WebFinder.com allows advertisers to promote their websites on our proprietary websites as well as across a portfolio of partner sites on either a fixed fee or a pay-per-click basis.

We have entered the Internet advertising segment primarily utilising our existing personnel. Over time, we expect to add some dedicated Internet sales force. We believe that our online directory complements our printed directories products and provide operational synergies and cross-selling opportunities with our existing printed directories business.

Business Information

Our Business Information team sells business information from our proprietary database relating to U.K. businesses to both wholesale and retail customers. In the wholesale category, our sales are relatively concentrated. A small number of large companies use information from our database to update their own databases for resale purposes or to incorporate such information from our database in their products and services. Our wholesale customers include direct marketing companies, directory enquiries service providers and several of the major U.K. credit companies, who use our database for marketing and compiling business information reports. Wholesale customers are either charged an annual licence fee or a royalty, based on usage or a percentage of product sales and subject to a minimum fee. Licence agreements with our wholesale customers generally have terms from three to five years. Revenues are recognised over the period of the licence agreements.

In the retail category, we develop and market the following products and services:

  - Business  Search  Pro  is  a CD-ROM that contains  approximately
    2.1   million   business  listings  providing  name,   address,
    telephone  numbers  and  business  type.   Details   for   each
    business listing may also show number of employees, how long the business has been at that location, senior decision maker, fax number and type of premise. This additional information allows the CD-ROM to be used for many purposes including direct marketing with enhanced credit metering technology enabling our customers to download data from our database on a ''pay-as-you-go'' basis. Business Search Pro acts as both a
    directory  enquiry and a direct marketing tool.   The  addition
    of  TPS/FPS  matching is a unique selling point in the  market.
    In 2002, we added Telemarketing functionality to the product which has increased sales to customers using the data to make telesales calls. The product won "Best CD-ROM" and overall "Champion Directory" at the 2002 DPA Awards.

  - New   Connections  is  a  monthly  subscription   service   that
    provides customers with information for sales and marketing purposes such as whether a business has recently started trading or relocated and is targeted at 90 different types of businesses who benefit from this kind of information.

  - New   Connections   Plus  X  is  another  Business   Information
    innovation.  It  provides customers with  sales  and  marketing
    information   about  small  businesses  that  started   up   or
    relocated over the past six months and are still in business. This product is now bundled with the core New Connections product to help get customers started immediately with their marketing activities.

  - Fastest Growing Companies is a new service that provides customers with sales leads and marketing information about the fastest growing limited companies and plc's in the UK. The data is compiled twice a year from analysis of the Thomson database and data from Companies House.

As there are very few incremental costs in producing the data in a format suitable for Business Information customers, this business area generates higher operating margins than our overall operating
margins.   Revenues relating to Business Information have increased
to GBP6.9 million in 2002 (2001: GBP6.2 million) due to wholesale customer account growth and continued growth in retail product sales.


The Thomson Name

We have the right to use the ''Thomson'' name in connection with both printed and online directories in the United Kingdom until the end of 2027 pursuant to a licence agreement with The Thomson Corporation of Canada. Annual royalty payments after 1998 under the licence are nominal. The licence agreement provides for termination of the licence upon several enumerated changes of control. We obtained the written consent of The Thomson Corporation for the change of control on 1 August 2000, when TDL Infomedia Limited, the ultimate U.K. parent company of the Group, was acquired by SEAT Pagine Gialle SpA. No other changes of control occurred through the date of this annual report.

BT Data Supply

Our principal source for business listings data is BT Group plc, which provides such data pursuant to a non-exclusive licence agreement for an annual fee of GBP0.6 million in 2002 (2001: GBP0.5 million).

On 1 January 1999, in order to comply with the Telecommunications (Open Network Provision) (Voice Telephony) Regulations 1998 and in response to the recommendations of the Office of Telecommunications, BT made its core database more widely available and adopted a new pricing mechanism for this database. As a result of BT's desire to replace our existing licence with a new ''standard'' licence which will be available to persons using the data for the purpose of providing directories or a directory information service, our existing licence was terminated on 31 December 2000. With effect from 1 January 2001 we entered into a new licence agreement pursuant to which we are required to pay an annual fee for usage of all classified data, plus additional royalties for any A-Z usage of residential data.


Regulatory Environment

1996 Report on the Supply of Classified Directory Advertising Services in the United Kingdom

In 1995, the U.K. Office of Fair Trading, the government agency responsible for enforcing competition policy under the Fair Trading Act 1973, undertook a review of the classified directories industry due to concerns regarding the market position of BT Yellow Pages (now Yell Group Limited), its rates of return and its ability to act anti-competitively. As a result of that review, the Director General of Fair Trading, who heads the Office of Fair Trading, requested the Monopolies and Mergers Commission to investigate and report on the supply of classified directories advertising services in the United Kingdom under the monopoly provisions of the Fair Trading Act 1973. The Monopolies and Mergers Commission is now known as the Competition Commission. The primary directories covered by the review were BT Yellow Pages and Thomson Local directories.

In March 1996, the Monopolies and Mergers Commission published its report entitled ''Classified Directory Advertising Services.'' The Monopolies and Mergers Commission concluded that BT Yellow Pages held a monopoly position in the classified directories advertising services market and that it was exploiting this position by charging excessive prices to advertisers in BT Yellow Pages. It also found that BT Yellow Pages' publication of local directories was likely to reduce the effectiveness of competition to BT Yellow Pages. The Monopolies and Mergers Commission report outlined several recommendations to the Secretary of State for
Trade and Industry including the imposition of a limit on the annual increase in rates for advertising in BT Yellow Pages, a prohibition of British Telecom (now BT Group plc) from publishing or distributing more than one consumer classified directory in any particular area and establishment of BT Yellow Pages as a separate subsidiary of BT Group plc ("BT"). The Secretary of State for Trade and Industry accepted the Monopolies and Mergers Commission's recommendations, with the exception of the requirement that BT Yellow Pages be established as a separate subsidiary. The Secretary of State also sought undertakings from BT requiring it to publish annual financial statements for its classified directories business and to provide the Office of Fair Trading with information so that it could monitor the effectiveness of the remedies. On 26 July 1996, the Department of Trade and Industry announced that BT had agreed to give these undertakings.

In March 1996, the Department of Trade and Industry asked the Director General of Fair Trading to report back in three years, or earlier, if necessary, on the effectiveness of BT's undertakings in addressing the MMC's concerns.

Following its review of the effectiveness of these undertakings, on 11 May 2001 the Office of Fair Trading announced that the price cap limiting annual increases in advertising rates by Yell Group Limited should be tightened from RPI (as measured by the retail price index) minus 2% to RPI minus 6% every year for a period of four years for directories published from January 2002. It also stated that Yell Group Limited is required to observe certain other conditions including a prohibition on publishing more than one printed consumer classified directory in each distribution area except as allowed in certain limited areas and an obligation to prepare and make available financial statements in respect of the printed consumer classified directory business. Yell Group Limited has given undertakings requiring it to observe the conditions. The Director General of Fair Trading has undertaken to keep under review the operation and ongoing effectiveness of the undertakings.


1998 OFTEL Statement on the Provision of Directory Information Services and Products and 1999 OFTEL Publication on Responses to the Statement on the Provision of Directory Information Services and Products

The Office of Telecommunications is the regulator for the U.K. telecommunications industry. On 25 September 1998, the Office of Telecommunications published a Statement entitled ''Provision of Directory Information Services and Products'' (''1998 OFTEL Statement'') to address the privacy concerns of individual subscribers concerning the manner in which their directory information is used, ensure that customers have access to more comprehensive directory information services and directories and enable competition to develop in the supply of directory information services and directories. In particular, the Office of Telecommunications proposed to amend BT's licence under the Telecommunications Act 1984, as at 1 January 1999, to give potential service providers of directory information the right to request downloads of directory information from BT's directory database and online access to BT's directory enquiries database on the same terms as public telecommunications operators who already had access. The Office of Telecommunications stated that the purpose of this modification was to promote competition in the provision of telephone directories and directory information services.

The 1998 OFTEL Statement also proposed the development of a Code of Practice on the use of directory information in order to provide a workable set of rules and guidelines on the use of individuals' directory information. Pursuant to this proposal, the Office of the Data Protection Registrar (which administered the Data Protection Act 1984 (the ''DPA 84'') and will, as the Data Protection Commissioner, now administer the Data Protection Act 1998 (the ''DPA 98'') which has replaced and superceded the DPA 84), issued the Code of Practice on Telecommunications
Directory Information Covering the Fair Processing of Personal Data (the ''Code of Practice'') on 21 December 1998.

In May 1999, OFTEL published a Statement entitled ''Responses to the Statement on the Provision of Directory Information Services and Products.'' The Office of Telecommunications confirmed its amendment to BT's licence, effective as at 1 January 1999, to allow equal access to BT's database of subscribers provided that it is for the purpose of providing directories or a directory information service, regardless of who actually offers such products or services.


Data Protection Legislation

Pursuant to BT's licence, any person downloading BT's database of subscribers must undertake to comply with data protection legislation, including DPA 98, which replaces and supersedes the DPA 84, and any relevant codes of practice issued by the Office of the Data Protection Registrar.

The first ''data protection principle'' which was set out in the DPA 84 required all personal data to be ''processed'' fairly. ''Processing,'' in relation to information or data, means obtaining, recording or holding the information or data or carrying out any operation or set of operations on the information or data. The Code of Practice provides guidance on the application of this requirement to processing of personal data held, or derived from, telecommunications directory services or products. Specifically, the Code of Practice discusses the fair processing of personal data based upon the type of directory information released or made available. For example, the Code of Practice states that the information that individuals request to be listed in a telephone directory may not be changed without their permission and directory enquiry services may only provide an individual's telephone number if the person calling the directory service provides the name and home address of the individual. Although the Code of Practice relates primarily to residential subscribers, telecommunications directory information that relates to sole traders and partnerships established in England and Wales is likely to be considered personal data and, therefore, the same requirements relating to information about residential subscribers under the DPA 84 would apply.

The DPA 98 maintains the requirement that personal data must be processed fairly. The Data Protection Commissioner considers that the processing of personal data in breach of the Code of Practice will be a breach of the fair processing requirement of the DPA 98.

The   Data  Protection  Commissioner  interprets  the  first  data protection principle in both the DPA 84 and the DPA 98 to mean that personal data should not be processed in a particular manner if it was not obvious, or actually pointed out, to the individual concerned, when he or she provided the data, that they might be processed in that manner, unless the individual concerned has subsequently consented to the processing. The Data Protection Tribunal has supported this interpretation in a number of cases.

The DPA 98 supplements the first data protection principle with an explicit requirement to provide information to the individuals to whom personal data relate - specifically, information about the identity of the person controlling their data, the purposes for which the data is used and any other information necessary to ensure that the processing is fair. This requirement will arise even where the data are not collected directly from the individual concerned. There will be an exception to the requirement where providing the information would involve a disproportionate effort, but the circumstances in which providing the information would be deemed to involve a disproportionate effort are not yet clear. Transitional relief provisions provided in the DPA 98 have now expired.

Breach of the first data protection principle is not a criminal offence. The Data Protection Commissioner may, however, respond to a breach by serving an enforcement notice, which requires the data user to take steps to remedy the breach. Breach of an enforcement notice is a criminal offence. The DPA 98 introduces a new right for individuals to claim compensation if they suffer damage or, in certain circumstances, distress as a result of a breach of the requirements of the DPA 98, including the first data protection principle, which includes the requirement to provide information to individuals.


Implementation in the United Kingdom of Directive Concerning Data Protection in the Telecommunications Sector

The Telecommunications (Data Protection and Privacy) (Direct Marketing) Regulations 1998 (the ''1998 Regulations'') came into force on 1 May 1999, and implemented Directive 97/66/EC of the European Parliament and of the Council of the European Union of 15 December 1997, concerning the processing of personal data and protection of data privacy in the telecommunications sector. The directive and 1998 Regulations apply to the processing of personal data in connection with the provision of publicly available telecommunications services, including unsolicited communications for direct marketing purposes through the use of telecommunications services. With effect from 16 August 1999, the 1998 Regulations were slightly modified by the Telecommunications (Data Protection and Privacy) Regulations 1999 (the ''1999 Regulations''). The 1998 Regulations were replaced by the 1999
Regulations on 1 March 2000. The regime established by the 1999 Regulations is substantially identical to that established by the 1998 Regulations.

The 1999 Regulations distinguish between individual and corporate subscribers to telecommunications services. ''Individual subscribers'' include sole traders who are individuals trading under their own name or under a business name, whose businesses do not have a legal personality distinct from that of the individual concerned. ''Individual subscribers'' also include partnerships established in England and Wales. ''Corporate subscribers'' include companies organised under the Companies Act 1985, Scottish partnerships and other corporate bodies.

The 1999 Regulations differentiate between unsolicited direct marketing telephone calls and direct marketing faxes. ''Direct marketing'' is defined in the 1999 Regulations as the communication of any advertising or marketing material on a particular line. Pursuant to the 1999 Regulations, individual subscribers and not corporate subscribers have the right to indicate that they do not wish to receive direct marketing phone calls. In addition, direct marketing faxes are not permitted to be sent to individual subscribers unless the subscribers have given their prior consent. Corporate subscribers have the right to indicate that they do not wish to receive unsolicited direct marketing faxes. In addition, publishers of publicly available directories are required to exclude an entry relating to a particular number if either an individual or corporate subscriber requests omission of its entry.

EU Directive 2002/58/EC on the processing of personal data and the protection of privacy in e-communications was approved on 12 July 2002 by the European Parliament. The Directive, which replaces Directive 97/66/EC (referred to above), applies to the processing of personal data in e-communications services via public networks in the EU. It provides that national authorities may only lift the protection of data privacy in order to conduct criminal investigations or safeguard national or public security, where this is a "necessary, appropriate and proportionate measure". Subscribers must be informed before they are included in any printed or electronic directories. The sending of unsolicited e-mail is only allowed if the user has given prior permission before receiving unsolicited e-mail. However there is a limited exemption where a business obtains e-mail addresses from its customers in the context of a sale of a product or service to those customers. The Directive says that users should receive clear and comprehensive information about "cookies" (electronic tracking devices) in advance, enabling them to refuse them. Member states are required to implement the Directive by 31 October 2003 and the Directive is to be reviewed within the following three years.


(C)
       ORGANISATIONAL STRUCTURE


The following is a chart describing the organisation of the Thomson group at 31 December 2002. The Thomson group's ultimate parent company is Pirelli SpA.



                       TDL INFOMEDIA LIMITED
                    SEAT Pagine Gialle SpA (99.7%)
                       Management (0.3%) (1)



                       TDL INFOMEDIA FINANCE
                              LIMITED



                       TDL Infomedia Holdings plc
                     (Senior Discount Notes Issuer)



                      TDL Infomedia Group plc
                  (Senior Subordinated Notes Issuer)



                         TDL Group Limited



                        Thomson Directories
                              Limited



(1) "Management" refers to the direct and indirect ownership by officers, directors (and members of their immediate families) and employees of the Thomson group.

(2) Unless otherwise stated all shareholdings are 100% and direct.

(3) Unless otherwise stated all companies in the Thomson group are incorporated in Great Britain.


(D)  PROPERTY, PLANTS AND EQUIPMENT

In January 2001 we purchased Thomson House in Farnborough, our national headquarters and largest property, covering approximately 71,500 sq. ft.

At 31 December 2002 we also occupied a further 14 leased properties located throughout the United Kingdom. These leased properties house our regional sales offices and warehouse and vary in size from 900 sq. ft. to 8,000 sq. ft. These properties have leases expiring at various dates between 2003 and 2014. Each of the properties is insured in accordance with the terms of the relevant leases.



ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

On 1 August 2000, the Group was indirectly acquired by SEAT Pagine Gialle SpA, as described on page 9. With the exception of a reduction in the estimated useful life of goodwill from 20 years to 15 years following a review thereof by the directors after the acquisition of the Group by SEAT Pagine Gialle SpA, the change in control did not have a significant impact on the Group's results for the year ended 31 December 2000.

Results of Operations

The following table summarises our historical results and cash flows for the years ended 31 December 2000, 2001 and 2002. The data is derived, without adjustment, from the audited consolidated accounts of TDL Infomedia Group plc included elsewhere in this report.


                                         Year Ended
                                        31 December
                                          (GBP'000)
 Operating results                    2000     2001      2002
 Turnover                            92,014   93,137    96,945
 Cost of sales                      (39,222) (40,052)  (39,576)
 Gross profit                        52,792   53,085    57,369
 Operating costs                    (44,039) (41,924)  (43,511)
 Operating profit                     8,753   11,161    13,858
 Operating loss from joint venture   (2,931)    (636)       -
 Net interest expense               (14,832) (12,125)  (10,252)
 Loss on ordinary activities
  before taxation                    (9,010)  (1,600)    3,606
 Taxation                    		 (2,318)  (4,138)   (5,549)
 Loss on ordinary activities after
  taxation                          (11,328)  (5,738)   (1,943)


 Cash flows
 Net  cash  inflow from  operating
  activities                          18,509   30,564    28,766
 Returns on investments and
  servicing of finance  			 (14,098)  (11,112)  (9,546)
 Tax paid                             (1,700)   (1,143)  (2,712)
  Capital expenditure and financial
 investments                          (1,482)  (11,546)  (1,710)
 Net  cash  received for  sale  of
 joint venture interest                    -       807        -
 Net cash inflow before financing      1,229     7,570   14,798
 Net cash outflow for financing       (4,521)  (14,126) (14,979)
 Increase in term deposits             3,616         -        -
 Increase/(decrease) in cash             324    (6,556)    (181)


Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United Kingdom, which differ from generally accepted accounting principles in the United States. Note 31 of the consolidated financial statements discusses the differences between UK GAAP and US GAAP. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

Revenue Recognition

We recognise revenues from the sale of advertisements placed in each paper directory when the completed directory is distributed to households and businesses in the respective regions. Costs directly related to sales, production, printing and distribution of each directory are recorded initially as work in progress and then matched against related revenues upon distribution.

With  effect  from  1  September  2000  our  Internet  advertising arrangement changed and we now recognise Internet advertising revenues evenly over the 12 month period of the advertising contract. Previously we recognised Internet advertising commission revenues in full on publication of the Internet advertisement in the same way as paper directory revenues. This change in the timing of Internet revenue recognition arose following a change in the nature of the sales arrangement with TDL InfoSpace (Europe) Limited and our customers from sales agent to principal (as described in Item 4(B) "Business Overview - Internet Services"). With effect from 1 September 2000 incremental costs directly related to the sale of Internet advertisements are recognised evenly over the 12 month period of the advertising contract. All other operating costs are recognised during the period when incurred.

Our publication schedule is adjusted from time to time to accommodate changes to the length of the selling period, changes to sales staffing levels, our response to market and competitive conditions and the introduction of new directories. As a result, individual directories may be published at a different time each year and may move from one quarter to another. Both quarterly and year-to-year results, therefore, depend on both timing and performance factors

Goodwill, Intangible and Other Long-Lived Assets

Property, plant and equipment, goodwill, intangible and certain other long-lived assets are amortized over their useful lives in accordance with generally accepted accounting practice in the United Kingdom. Useful lives are based on management's estimates of the period that the assets will generate revenue.
Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Pension benefits

The Group operates a defined benefit scheme available to all employees with more than one year's service. Pension costs are charged to the profit and loss account so as to spread the costs (as a level percentage of salary) over the estimated average service lives for the employees in the scheme.

Deferred Taxes

Following the adoption of FRS19 during 2002, we now recognise deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In 2002 no deferred tax assets have been recognised in the balance sheet as they are not expected to reverse in the foreseeable future. Should we generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we may be able to realise such deferred tax assets in the future. Such an adjustment to deferred tax assets would increase income in the period the determination was made.

Allowance for Doubtful Accounts

The Group evaluates the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their credit worthiness. Initially, the Group estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This estimate is periodically adjusted when the Group becomes aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy, etc.), or as a result of changes in the overall ageing of accounts receivable. While the Group has a large customer base our advertising sales are concentrated in the South East regions of the United Kingdom. If there was a an economic downturn in the South East regions of the United Kingdom or the other local communities we serve, our ability to collect amounts due to us may be adversely affected.

Turnover

Turnover increased by 1.2% from GBP92.0 million in 2000 to GBP93.1 million in 2001 and by 4.1% to GBP96.9 million in 2002. During this period print directory revenues (before discounts) increased from GBP86.3 million in 2000 to GBP86.9 million in 2001 and to GBP89.4 million in 2002.

The increase in revenues from paper directories during 2001, from GBP86.3 million in 2000 to GBP86.9 million, reflected the increase in the average value of print directory accounts ("AVAs") from GBP966
in  2000  to  GBP975  in  2001.   The directory  customer  base  was
relatively static at 88,839 in 2001, compared to 88,900 in 2000.

Revenues  from paper directories increased from GBP86.9  million  in
2001  to  GBP89.4  million in 2002 as a result of a 4.5%  growth  in customer numbers from 88,839 in 2001 to 92,825 in 2002. The increase in the number of customers was driven by various pricing and other account growth initiatives during 2002. The average value of print directory accounts ("AVAs") decreased from GBP975 in 2001 to GBP960 in 2002 partly as a result of these initiatives. Return on base, which represents the revenues generated from our previous year's customers as a percentage of the total revenues generated in the previous year, has increased steadily from 80.2% in 2000 to 81.6% in 2001 and to 85.3% in 2002.

Published  Internet advertising sales (before discounts)  declined from GBP4.6 million in 2000 to GBP4.4 million in 2001 and to GBP4.3 million in 2002. The decrease in published Internet advertising revenues in 2001 reflected a decrease in the number of customers during the period, from 21% of directory customers purchasing
Internet  advertisements  in 2000 to  20%  in  2001.   This  trend
reversed during 2002, with 25% of directory customers purchasing Internet advertising in 2002, albeit at lower prices. Following the change in the Internet advertising arrangement on 1 September
2000 (described above) Internet advertising revenues recognised in the accounts amounted to GBP3.5 million in 2001 and GBP4.5 million in 2002.

Business  Information  revenues  (before  discounts)  have   grown
rapidly during the last two years, increasing from GBP5.7 million in
2000  to GBP6.2 million in 2001 and to GBP6.9 million in 2002.   These
increases have been driven primarily by wholesale customer account growth, coupled with continued growth in retail product sales.

Cost of Sales

Our principal costs in this category are direct sales costs, production, paper and printing. At the individual directory level, production, paper and printing costs are largely fixed for an established circulation. Gross margins decreased from 57.4% in 2000 to 57.0% in 2001 primarily as a result of the increased production costs associated with the introduction of full colour advertising in 39 of our directories in 2000. Gross margins have since improved, from 57.0% in 2001 to 59.2% in 2002, as a result of print and paper cost savings achieved under the new contracts entered into on 1 January 2002.

Direct sales expense correlates closely with the size of our sales force. Our ability to complete selling in each directory within a prescribed time frame depends on sales staff levels and productivity. The size of our direct sales force has decreased gradually from 477 in 2000 to 463 in 2001 and to 449 in 2002. Despite the headcount reduction in 2001 direct sales expenses increased slightly from 25.9% of turnover in 2000 to 26.3% of turnover in 2001 following a restructuring of sales staff remuneration packages during 2001. Direct sales expenses have since decreased, from 26.3% of turnover in 2001 to 25.0% of turnover in 2002, as a result of the further reduction in sales staff levels during 2002.

Operating Costs

Our    operating   costs   include   advertising,   general    and
administrative expenses, distribution costs, office costs, bad debts and customer credits and depreciation and amortisation charges. The decrease in operating costs from GBP44.0 million in 2000 to GBP41.9 million in 2001 reflects accommodation savings of approximately GBP1.0 million per annum following the acquisition of Thomson House in January 2001 and the release of a GBP1.0 million onerous property provision raised in 2000.

The increase in operating costs from GBP41.9 million in 2001 to GBP43.5 million in 2002 primarily reflects the impact of the release of the GBP1.0 million onerous lease provision during 2001 as well as the costs incurred during 2002 to develop our new online search engine, WebFinder.com, which was launched in January 2003.

Consequently, as a percentage of turnover, our operating costs decreased from 47.9% in 2000 to 45.0% in 2001 and to 44.9% in 2002.

Operating Loss from Joint Venture

In February 1999, we established a Belgian joint venture, TDL Belgium S.A., with Deficom S.A., a local investor, to provide printed and Internet directories in Belgium. At that time, we and Deficom S.A. each held a 47% direct interest in TDL Belgium S.A., with the remainder to be transferred to its management team.

On 30 March 2001 the Group sold its investment in, and loans to, TDL Belgium S.A. to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited, the company's ultimate U.K. parent company. The investment and loans were sold for GBP4.1 million, the value of the net investment including loans and our portion of the joint venture's losses since inception reflected in the Group's accounts on that date.

The Group's share of the joint venture's operating losses (before interest and taxation) during 2001 up to the date of sale totalled GBP0.6 million (2000: losses of GBP2.9 million).

Net Interest Expense

The decrease in the net interest expense from GBP14.8 million in 2000 to GBP12.1 million in 2001 reflects the reduction in borrowings during the period and the reduced interest rates incurred on bank borrowings following the refinancing thereof in December 2000.

The decrease in the net interest expense from GBP12.1 million in 2001 to GBP10.3 million reflects the continued reduction in bank borrowings during the period.


Net Income and Shareholders' Equity Determined Under U.S. GAAP

You should read the notes to the audited financial statements included elsewhere in this report for a discussion of the differences between U.K. GAAP and U.S. GAAP as well as net income and shareholders equity determined under U.S. GAAP. Some of the differences include:

  - Capitalisation and amortisation of goodwill and identifiable intangibles acquired in connection with business combinations;

  - Deferral  of  sales  costs related to directories  in  progress
    (see below);

  - Basis of calculation and recognition of cost of providing pension benefits; and

  - Treatment  of  deferred consideration payable  by  SEAT  Pagine
    Gialle S.p.A.

As stated on page 22, costs directly related to sales and other related overheads are initially recorded as work in progress and deferred, along with the related deferred revenue. Upon delivery, the deferred revenue and deferred costs are then both recognised. Under U.K. GAAP, such costs are deferred and recorded as inventory to  the  extent the expenditures are incurred in the normal course of  business  to  bring  the product or  service  to  its  present
location  and  condition.   Previously, this  treatment  was  also
acceptable under U.S. GAAP and widely used in the telephone directory publishing industry. However, in December 1999 the Securities and Exchange Commission ("SEC") in the United States issued Staff Accounting Bulletin No 101 "Revenue Recognition in Financial Statements" ("SAB 101"). Among other things, SAB 101 summarised the SEC staff's view related to the deferral of costs associated with deferred revenue. Implementation of SAB 101, as amended by SAB 101a and 101b, was required no later than the Group's fourth fiscal quarter in 2000. After giving consideration to guidance provided by SAB 101 (and subsequent interpretations) the Group changed its accounting for the deferral of sales and other related overheads for U.S. reporting purposes to include only the incremental direct costs associated with selling and creating the directories. Accordingly, the Group recorded a one-time after-tax charge of GBP3,580,000, GBP(0.09) per share, during the year ended 31 December 2000 to reflect the cumulative effect of the adoption of SAB 101. The Group's revenue recognition policy is in line with the guidance provided by SAB 101 and accordingly, the adoption of SAB 101 had no impact on the Group's revenue as reported under U.S. GAAP.

Other than the differences related to goodwill expense, deferred consideration and the charge related to the cumulative effect of adopting SAB 101, the discussion on our Operating Results and Liquidity and Capital Resources is substantially the same under U.K. GAAP as it is under U.S. GAAP.


Common European Currency

The single European currency known as the euro came into existence on 1 January 1999, but the United Kingdom is not one of the 12 European Union Member States currently participating. Our turnover currency consists of sales primarily made in the United Kingdom and is not directly affected by the change of currency. Although no decision has been made as to when, or even if, the United Kingdom will participate in the single European currency we believe that our commercial operations can be adapted to accommodate the euro without a material adverse effect on our operations.


Effect of Inflation

Because of the relatively low level of inflation experienced in the U.K., inflation did not have a material impact on the results of operations for the periods presented.


(B)  LIQUIDITY AND CAPITAL RESOURCES

Cash flow and funding

Our principal source of liquidity is cash flow generated from operations. In addition we have access to a Multicurrency Facility with Telecom Italia Finance S.A. (formerly Sogerim S.A.), a subsidiary of Telecom Italia S.p.A., which had an undrawn balance at 31 December 2002 of GBP15.5 million and an unutilised GBP3.0 million revolving credit facility with our bankers.

Cash generated by operating activities amounted to GBP18.5 million in 2000, GBP30.6 million in 2001 and GBP28.8 million in 2002.

The increase in cash generated by operating activities from GBP18.5 million in 2000 to GBP30.6 million in 2001 reflects the increase in Group operating profits (before depreciation, amortisation and share of joint venture losses) from GBP23.0 million in 2000 to GBP27.6 million in 2001, the proceeds received on the sale of our Belgian joint venture of GBP4.1 million and the reduction in funding provided to the joint venture prior to the date of sale.

Despite   an   increase   in   Group  operating   profits   (before
depreciation, amortisation and share of joint venture losses) from GBP27.6 million in 2001 to GBP30.4 million in 2002, cash generated by operating activities during 2002 was lower, at GBP28.8 million, than the GBP30.6 million generated in 2001 which included the proceeds received on the sale of our Belgian joint venture.

Cash was used to pay taxes of GBP1.7 million in 2000, GBP1.1 million in 2001 and GBP2.7 million in 2002 and net interest of GBP14.1 million in 2000, GBP11.1 million in 2001 and GBP9.5 million in 2002. The reduction in net interest paid in 2001 and 2002 reflects the continued reduction in borrowings throughout the period and the reduced interest rates incurred on bank borrowings following the refinancing thereof (as described below).

Cash outflows in connection with capital expenditure and financial instruments amounted to GBP1.5 million in 2000, GBP11.6 million in 2001 and GBP1.7 million in 2002 The increase in 2001 reflects the purchase of our corporate head office in Farnborough, Hampshire, in January 2001 for GBP9.5 million. We anticipate capital expenditure of approximately GBP2.0 million in 2003.

Borrowings

The 1999 Acquisition resulted in cash outflows of GBP140.1 million for the acquisition of shares, GBP66.9 million to repay borrowings as well as outflows in connection with costs associated with the raising of debt. These debt raising costs amounted to GBP11.8 million within TDL Infomedia Holdings plc and to GBP10.0 million within TDL Infomedia Group plc. At the TDL Infomedia Holdings plc level the acquisition was funded through an equity investment (including capital contribution) of GBP68.3 million, a share for share exchange valued at GBP11.4 million and borrowings of GBP150.0 million. At the TDL Infomedia Group plc level the equity investment (including capital contribution) amounted to GBP91.1 million with borrowings of GBP125.0 million. The Group borrowings consisted of: (1) borrowings by TDL Infomedia Group plc of GBP55.0 million under a GBP65.0 million senior credit facility, (2) borrowings by TDL Infomedia Group plc of GBP70.0 million under a senior subordinated financing facility which has been refinanced by the issue of GBP70,000,000 12.125% Senior Subordinated Notes due 2009 and (3) borrowings by TDL Infomedia Holdings plc of GBP25.0 million under a senior discount financing facility which has been refinanced by the issue of US $87,360,000 15.5% Senior Discount Notes due 2010 at a price of 47.366%.

Following the change of control of the Group on 1 August 2000 a tender offer was made to acquire all the outstanding Senior Subordinated and Senior Discount Notes at 101% of the principal amounts outstanding. Acceptances were received from holders of GBP2,250,000 of the Senior Subordinated Notes. No acceptances were received from holders of the Senior Discount Notes. At 31 December
2002,   GBP67,750,000  of  the  Senior  Subordinated  Notes  remained outstanding.

The senior debt of GBP55.0 million raised at the time of the 1999 Acquisition was refinanced on 29 December 2000 under a one year syndicated revolving credit facility of GBP65.0 million bearing interest at an effective rate of LIBOR plus 1.10%.

On 14 December 2001 the Thomson group entered into a new GBP65.0 million Multicurrency Facility agreement with Sogerim S.A. (now Telecom Italia Finance S.A.), a subsidiary of Telecom Italia S.p.A. This facility bore interest at an effective rate of LIBOR/EURIBOR plus 1.375%.

On 10 September 2002 this facility was refinanced by a new one year GBP55.0 million Multicurrency Facility Agreement with Sogerim S.A. (now Telecom Italia Finance S.A.). The new facility bears interest at an effective rate of LIBOR/EURIBOR plus 1.625% p.a. As at 31 December 2002, the Thomson group had drawn GBP39.5 million under this facility, of which GBP25.5 million had been drawn down by TDL Infomedia Group plc and its subsidiaries. The undrawn balance under this facility of GBP15.5 million on 31 December 2002 is considered by the Group to be sufficient for present working capital requirements. The directors believe they will be able to refinance this facility when it becomes repayable, on the earlier of a change of control or 10 September 2003 (see Item 3(D) "Risk Factors").

Contractual Obligations and Commercial Commitments

The following table sets forth the aggregate maturities of the Group's debt and operating leases and other long term obligations for the five years subsequent to 31 December 2002.

                  2003    2004   2005   2006   2007  Thereafter  Total
               GBP'000 GBP'000 GBP'000 GBP'000 GBP'000 GBP'000  GBP'000
Borrowings      25,500       -      -      -      -    67,750   93,250
Operating lease
obligations      2,269   1,774  1,048    369    137       238    5,835
Unconditional
purchase
commitments      5,513       -      -      -      -         -    5,513

    Total       33,282   1,774  1,048    369    137    67,988  104,598



(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.


We continually seek to introduce new products and features in order to create incentives for our customers to renew their prior year's advertising subscription and increase their expenditure on our products. We typically roll out these product innovations over two to three years to the majority of our directories. In 1998 we rolled out White Knock-out, a feature which allows a customer's advertisement to stand out from its competitors by printing the advertisement against a white backdrop. In 1999 we launched yellow highlighted advertisements and double column unit advertisements as compared to standard single column advertisements. In 2000 we launched colour advertisements in the classified section of 39 directories. The roll-out of such colour advertisements was extended across a further seven directories in 2002 and we intend to roll it out across eight more directories in 2003.

In December 2002 we published a new directory of web addresses, WebFinder, which has been distributed throughout Central London.


(D)  TREND INFORMATION


During 2002 we grew our print advertising customer base by 4.5%, from 88,839 to 92,825. Our Internet advertising customer base also increased during 2002, with approximately 25% of our print advertiser customer base purchasing Internet advertising in 2002, compared to 20% in 2001 (as discussed in Item 5(A) "Operating Results"). While we expect to be able to continue to drive customer account growth across all areas of our business during 2003, the Company operates in a competitive market and the actions of competitors may impact our ability to continue to attract and retain new customers. We are not yet fully aware, for example, of the impact that BT's re-entry into the print classified directories market, announced in August 2002, will have on our business.


ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information about the directors of TDL Infomedia Group plc, the executive officers of TDL Group Limited and Thomson Directories Limited and other members of senior management of Thomson Directories Limited who served during 2002.

Name                     Age               Position
Executive and Non-Executive
Directors of TDL Infomedia Group plc:

Gary List* (1)           51    Executive Director of TDL
                               Infomedia Group plc and Chief
                               Executive of Thomson Directories
                               Limited
Linda Pancratz* (1)      47    Executive Director of TDL
                               Infomedia Group plc and Chief
                               Executive of Thomson Directories
                               Limited
Kevin Watson*            37    Executive Director of TDL
                               Infomedia Group plc and Director,
                               Finance of Thomson Directories
                               Limited
Marco Sala*              44    Non Executive Director of TDL
                               Infomedia Group plc
Paolo Giuri*             40    Non Executive Director of TDL
                               Infomedia Group plc
Francesco Nigri*         42    Non Executive Director of TDL
                               Infomedia Group plc

 *   Also  a  director of TDL Infomedia Limited,  TDL  Infomedia
Finance Limited and TDL Infomedia Holdings plc.

(1) Gary List retired on 1 February 2002. Linda Pancratz was appointed Chief Executive of Thomson Directories Limited with effect from 1 February 2002.
(2)  Marco Sala resigned on 24 February 2003.


Other Members of
Senior Management:

Douglas Bisset           51    Regional Sales and Customer
                               Relations Director of Thomson
                               Directories Limited
Sheila Fleming           42    Regional Sales Director of
                               Thomson Directories Limited
Richard Staunton         37    Regional Sales Director of
                               Thomson Directories Limited
Kendall Gordon           45    Marketing and Strategic
                               Development Director of Thomson
                               Directories Limited
Andrew Hopson            38    Management Information Services
                               and Publishing Director of
                               Thomson Directories Limited
Laurence O'Toole         33    Business Information and New
                               Media Director of Thomson
                               Directories Limited
Paolo Ferrari            34    Operations Director of Thomson
                               Directories Limited

Gary List was the Chief Executive Officer of Thomson Directories Limited from June 1997 until his retirement on 1 February 2002. He was also a director of TDL Belgium S.A. until his retirement on 1 February 2002. Prior to June 1997, Mr. List held a variety of executive positions with U S WEST, including President of International Information Services, Managing Director of Thomson Directories Limited and Chief Financial Officer of U S WEST Marketing Resources Group. Prior to joining U S WEST in 1987, Mr. List was Vice President and Controller at Burger King Corporation and worked nine years at Price Waterhouse. He received a Masters Degree in Business Administration from the University of Pittsburgh and a Bachelor of Arts Degree in Natural Science from St. John's University.

Linda Pancratz was appointed Chief Executive of Thomson Directories Limited on 1 February 2002. Prior to that Ms Pancratz was the Chief Operating Officer of Thomson Directories Limited from 1997 until 2002. Ms Pancratz joined the Group as Sales Director in 1995. From 1986 through 1995, she held several executive positions with U S WEST, including Vice President of Sales and Services of the Business and Government Service Unit, Vice President of Small Business Services of the Northern Region, Vice President of Mass Markets Service Delivery and Vice President of Market Services Organisation. Prior to joining U S WEST, Ms Pancratz worked for nine years with Northwestern Bell Telephone Company in a variety of marketing, sales management and operational positions. She received a Bachelor of Science Degree in Business Administration from the University of North Dakota, graduating with honours. Ms. Pancratz also attended Stanford University and Northwestern University where she completed Executive Management Programs. Ms Pancratz is also a director of Mobile Commerce Limited and Eurodit SA.

Kevin Watson has been the Finance Director of Thomson Directories Limited since 1998. Mr. Watson joined TDL Group Limited from Dairy Crest Group plc in February 1998 where he was Finance Director of the logistics division. Prior to this appointment, he had been recruited to manage the 1996 flotation of Dairy Crest Group plc on the London Stock Exchange. Prior to joining Dairy Crest Group plc, Mr. Watson worked for five years in the Corporate Finance Department of Coopers & Lybrand. He became a member of the Institute of Chartered Accountants in England and Wales in 1989 and graduated from Bristol University with an Economics and Accountancy Degree in 1986.

Marco Sala was appointed Director of TDL Infomedia Group plc on 9 April 2002. Mr Sala was the managing director of the Directories business of SEAT Pagine Gialle SpA from until January 2003 when he left to become managing director of Buffeti SpA. Prior to that, Mr Sala worked for Magneti Marelli, a subsidiary of the Fiat Group, as Head of the Board for co-ordinating e-business initiatives. Mr Sala graduated in 1985 with a degree in Business and Economics. Mr Sala resigned from the Company's board on 24 February 2003.

Paolo Giuri was appointed Director of TDL Infomedia Group plc on 9 April 2002. He is also a director of NetCreations Inc., Icom Inc., Consodata SA, Consodata Solutions and BCA Finance. Mr Giuri has been the M&A Manager of SEAT Pagine Gialle SpA since joining the company in March 2000. Mr Giuri joined SEAT Pagine Gialle SpA from UNIM SpA, where he was Strategic Planning and Acquisitions Manager. Mr Giuri graduated from Sienna University with a degree in Economics and Banking in 1991.

Francesco Nigri was appointed Director of TDL Infomedia Group plc on 9 April 2002. He is also a director of Euredit SA, Esri Italia SpA and Eurodirectory SA. Mr Nigri has been a Corporate Controller of SEAT Pagine Gialle SpA since joining the company in January 2001. Mr Nigri graduated from Turin University in 1987 with a degree in Economics.

Douglas Bisset was appointed Regional Sales and Customer Relations Director of Thomson Directories Limited on 1 February 2002. Prior to that Mr Bisset was Regional Sales Director of Thomson Directories Limited from July 1997 to 2002. Mr. Bisset joined Thomson Directories in 1987 from Top Frost International Limited as a National Account Executive and was appointed General Sales Manager in 1995.

Sheila Fleming was appointed Regional Sales Director of Thomson Directories Limited in August 2000. Ms. Fleming joined Thomson Directories as a tele-sales rep in June 1985.

Richard Staunton was appointed Regional Sales Director of Thomson Directories Limited in March 2001. Mr Staunton joined Thomson Directories in 2001 from Croner CCH as Director - Group Sales and Marketing. Previously he was President of Spafax Media (North America) and General Manager of The Media Hub.

Kendall Gordon was appointed Marketing and Strategic Development Director of Thomson Directories Limited on 1 February 2002. Prior to that Mr Gordon was Marketing Director of Thomson Directories Limited from September 1999 to 2002. Mr. Gordon joined the company as Marketing Manager in 1989. Previously he was employed as Marketing Manager, Consumer Products by Bayer plc. Prior to joining Bayer plc in 1984, Mr. Gordon was Marketing Manager at Mills and Bonn Ltd. Mr. Gordon received a Bachelor of Arts Degree (with honours) in Economics and Politics from Warwick University.

Andrew Hopson was appointed Management Information Services and Publishing Director of Thomson Directories Limited on 1 February 2002. Prior to that Mr Hopson was the Management Information Services Director of Thomson Directories Limited from 1999 until 2002. He joined Thomson Directories Limited in 1995 as a Development and Support Manager. From 1992 to 1995 he was
Information Technology and Telecommunications Manager at IMS International, which is a division of Dun & Bradstreet. Mr. Hopson began his employment as a trainee accountant with Reed International before pursuing a career in information technology.

Laurence O'Toole was appointed Business Information and New Media Director of Thomson Directories Limited on 1 February 2002. Mr O'Toole joined the company as a Marketing Executive in 1996. Previously he worked in the information technology industry for Fujitsu ICL. Mr O'Toole graduated from Manchester Metropolitan University with a Bachelor of Arts Degree (with Honours) in Business Studies.

Paolo Ferrai was appointed Operations Director of Thomson Directories Limited on 2 December 2002. Mr Ferrari joined the Group from SEAT Pagine Gialle SpA. Prior to joining SEAT Pagine Gialle SpA Mr Ferrari was Commercial and Business Development director at Kataweb SpA.


Employment Agreements

Pursuant to employment agreements, Ms Pancratz is employed by TDL Group Limited, and Mr Watson is employed by Thomson Directories Limited. The agreements with Ms Pancratz and Mr Watson are terminable by either party on one year's notice and contain non-compete provisions that restrict them from being involved with, for the period of their employment and for a period of one year thereafter, any business relating to classified directories.


(B)  COMPENSATION

The aggregate compensation paid to all persons who served in the capacity of director or executive officer of TDL Group Limited and Thomson Directories Limited in 2002, including bonuses under the bonus scheme described below, was GBP0.9 million. Pursuant to their employment agreements, executive officers, directors and other members of senior management are entitled to participate in an annual bonus scheme pursuant to which they can receive annual bonus payments for achieving business plan targets.

As at 31 December 2002 retirement benefits were accruing in respect of the two executive directors under a defined benefit scheme. Cash contributions of GBP11,556 were made under the scheme during 2002 (2001 - Nil).


(C)
       BOARD PRACTICES

TDL Infomedia Group plc's articles of association provide for a minimum of one director, other than alternate directors, but do not set any maximum number. Directors may be elected by the shareholders at a general meeting or appointed by the members of the board of directors of TDL Infomedia Group plc.

The Company does not have a separate audit or remuneration committee, consequently the full board of directors fulfills these functions.


(D)  EMPLOYEES

The average number of persons employed by the Group during the period, by category was:

                                        Year ended 31 December
                                          2000    2001    2002

Sales and Marketing                       572     584     545
Production                                121     116     125
Administration                            152     156     165
   Total                                  845     856     835

Approximately  40  employees  are  members  of  the   Supervisory,
Administrative and Technical Association (S.A.T.A.) labour union. The Group has a good relationship with S.A.T.A.


(E)  SHARE OWNERSHIP

None of the directors and other members of senior management listed on page 28 beneficially own more than one percent of the issued share capital of TDL Infomedia Limited, the ultimate U.K. parent company of the Group.



ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  MAJOR SHAREHOLDERS

On 1 August 2000 SEAT Pagine Gialle SpA acquired 99.6% of the issued share capital of TDL Infomedia Limited, the ultimate U.K. parent company of the Group, for an equity value of GBP308 million and the assumption of approximately GBP150 million of debt. Since then Pagine Gialle SpA have acquired a further 0.1% of the issued share capital of TDL Infomedia Limited. Participating management and members of their immediate family hold the remaining 0.3% of the issued share capital of TDL Infomedia Limited. The acquisition was effected by means of a share exchange.

As of 31 December 2002 the principal shareholders of the share capital of TDL Infomedia Limited, the ultimate U.K. parent company of TDL Infomedia Group plc, were as follows:

                               "A"         "B"         "C"     Percentage of
                  Ordinary  Investment  Investment  Investment      Total
                   Shares    Shares      Shares     Shares    Ordinary Shares
SEAT Pagine
  Gialle SpA(1)   13,895,706    19,088                                 99.7%

The beneficial direct
and indirect ownership
of officers and
directors and other
members of senior
management as a group	   -         -      19,088      19,088          0.3%


(1)   The  ultimate parent company of SEAT Pagine  Gialle  SpA  is
Pirelli SpA.

As of 31 December 2002, there were 13,952,970 shares in the capital of TDL Infomedia Limited in issue consisting of 13,895,706 Ordinary shares of GBP0.01 each, 19,088 "A" Investment shares of GBP0.01 each, 19,088 "B" Investment shares of GBP0.01 each and 19,088 "C" Investment shares of GBP0.01 each. In the event of a winding-up of TDL Infomedia Limited the Ordinary shares rank ahead of the Investment shares. The Investment shares have equal voting rights to Ordinary shares but have no dividend rights. Investment "A" shares rank pari passu with Investment "B" and Investment "C" shares.


(B)  RELATED PARTY TRANSACTIONS

Relationships and Transactions Relating to TDL InfoSpace  (Europe)
Limited

In July 1998, Thomson Directories Limited formed a joint venture with InfoSpace.com, Inc. pursuant to which TDL InfoSpace (Europe) Limited, the joint venture vehicle, would develop Internet content services by acquiring Internet content, developing technology to enable the use of that content such as through data search and retrieval and developing distribution channels for the sale of that content and technology. Thomson Directories Limited and InfoSpace.com, Inc. each initially contributed GBP300,000 to the joint venture. Gary List, then the Chief Executive Officer of TDL Group Limited and Thomson Directories Limited, was a director of InfoSpace.com, Inc. from July 1998 to May 2000.

TDL InfoSpace (Europe) Limited holds non-exclusive licences of Thomson Directories' database and InfoSpace.com, Inc's website technology for the purposes of developing and marketing Internet content services. In addition, for the period July 1998 to August 2000, Thomson Directories Limited and TDL InfoSpace (Europe) Limited were parties to a website services agreement under which TDL InfoSpace (Europe) Limited hosted Thomson Directories' website (www.thomweb.co.uk) and Thomson Directories had an exclusive sales agency agreement with TDL InfoSpace (Europe) Limited to sell enhanced classified business listings on their behalf to customers in the United Kingdom. We retained a sales commission for this activity and paid an annual fee to TDL InfoSpace (Europe) Limited for their services.

In January 1999, Thomson Directories Limited sold its interest in TDL InfoSpace (Europe) Limited at cost for GBP300,000 to TDLI.com Limited, a company owned by the principal shareholders of TDL
Infomedia   Limited.  At  the  time  four  directors  of   Thomson
Directories Limited, Mr GC List, Ms LM Pancratz, Mr JG Hudson and Mr KJ Watson were directors of TDLI.com Limited. At the time seven directors of TDL Group Limited, Mr GC List, Ms LM Pancratz, Mr J G Hudson, Mr KJ Watson, Mr HW Battcock, Mr BR Norman and Mr EA Barton were directors of TDLI.com Limited. On 29 January 1999 Mr GC List, Ms LM Pancratz, Mr KJ Watson, Mr JG Hudson, Mr BR Norman and Mr HW Battcock and their immediate families held beneficial interest in shares of TDL Group Limited and TDLI.com Limited. In addition, Mr HW Battcock had an interest in funds which had invested in TDLI.com Limited and TDL Group Limited.

In connection with its purchase of the joint venture interest, TDLI.com Limited assumed some of the rights and obligations of Thomson Directories Limited under the agreement governing the joint venture. However, Thomson Directories Limited agreed to guarantee the performance by TDLI.com Limited of all of its obligations under the agreement.

TDLI.com Limited's purchase of the joint venture interest was funded by Thomson Directories Limited pursuant to an intercompany funding agreement, with interest accruing at four per cent per annum above the base rate at Barclays Bank plc. As at 30 December 1999, the amount outstanding under the intercompany funding agreement was GBP300,000.

On 1 September 2000, InfoSpace Inc (previously InfoSpace.com Inc.) acquired 100% of the issued share capital of TDLI.com Limited. The amounts owed by TDLI.com Limited to Thomson Directories Limited under the intercompany funding agreement were settled in full on completion of the sale and, with the exception of the restriction from engaging in activities that would compete with TDL InfoSpace (Europe) Limited (which remained in effect for a period of one year), Thomson Directories Limited was released from all obligations and guarantees under the TDL InfoSpace (Europe) Limited joint venture agreement. Mr List, Mr Watson and Ms Pancratz resigned as directors of TDLI.com Limited and TDL InfoSpace (Europe) Limited at that time.

Thomson Directories Limited continues to licence its database on a non-exclusive basis to TDL InfoSpace (Europe) Limited under the terms of a revised database licence agreement dated 1 September 2000 for the purposes of TDL InfoSpace (Europe) Limited developing and marketing Internet content services.

On 1 September 2000 Thomson Directories Limited entered into a new website and merchant services agreement with TDL InfoSpace (Europe) Limited pursuant to which Thomson Directories Limited has exclusive rights to sell preferred listings on the "InfoSpace Network" in the United Kingdom. We pay a monthly fee to TDL InfoSpace (Europe) Limited based on the revenues earned from advertisers or other third parties purchasing listing enhancements provided under this agreement. The agreement also sets forth the revenue sharing arrangements in respect of revenue generated from sales of banner advertisements and sponsorship.


Other Related Party Transactions and Relationships

On  30  July  1999  TDL  Infomedia  Group  plc  purchased  for   a
consideration of GBP149.7 million TDL Group Limited. Four  directors
of  TDL   Infomedia  Limited, Mr GC List, Ms LM  Pancratz,  Mr  KJ
Watson and Mr HW Battcock, were directors of TDL Group Limited at the time. Mr GC List, Ms LM Pancratz and Mr KJ Watson and their immediate families held beneficial interests in shares of TDL Group Limited and TDL Infomedia Limited at the time. In addition, Mr HW Battcock had an interest in funds which had invested in TDL Group Limited and TDL Infomedia Limited.

During 1999 and 2000 the Group loaned BEF 146 million and BEF 331 million (approximately GBP2.3 million and GBP5.0 million) respectively to TDL Belgium SA. Prior to the sale of thereof on 30 March 2001, the Group loaned a further BEF100 million (approximately GBP1.7 million) to the joint venture. The Group sold its investment in, and loans to, TDL Belgium SA to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for GBP4.1 million, the net asset value reflected in the Group's accounts on the date of sale. The Group has no further funding obligations in this regard. Three directors of the Company, Mr GC List, Ms LM Pancratz and Mr
KJ  Watson were also directors of TDL Belgium SA throughout  2001.
Mr GC List retired on 1 February 2002.

Thomson Directories Limited recharges the Thomson Pension Fund the costs of administration and independent advisors borne by Thomson Directories Limited. The total amount recharged in the year to 31 December 2002 was GBP25,568 (2001 : GBP22,874).

During the year ended 31 December 1998, TDL Group Limited paid GBP22,500 in fees to 3i plc for the services of Eric Barton as a non-executive director. GBP18,000 of this amount related to 1998. The amount recharged during the period 1 January 1999 to 30 July 1999, the date of Mr Barton's resignation was GBP10,500.

On 14 December 2001 the Group refinanced its borrowings with a new Multicurrency Facility agreement of GBP65.0 million from Sogerim S.A., a Telecom Italia subsidiary. This facility has since been refinanced on 10 September 2002 with a new GBP55.0 Multicurrency Facility agreement from Telecom Italia Finance S.A. (formerly Sogerim S.A.).

On 17 January 2003 the Group entered into a five year Advertising and Data Use Agreement with 118866 Limited, a subsidiary of our parent company SEAT Pagine Gialle S.p.A, in terms of which the Group provides 118866 Limited advertising opportunities in our printed directories and supplies data for use in their directory enquiries business.


(C)  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8 FINANCIAL INFORMATION

(A)  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Statements required by this Item are contained in the Financial Statements, commencing on page F-1. See Item 18.

Legal Proceedings

We are not aware of any current pending or threatened litigation or disputed claims, arbitration or regulatory agency action against any member of our group of companies that would materially affect its operations or assets. We also are not aware of any circumstances which might give rise to any such proceedings.

Dividends

The Group's ability to pay dividends is restricted under the covenants set out in the Senior Subordinated Note indenture.
Consequently, no dividends were declared during 2002 (2001: Nil).


(B)  SIGNIFICANT CHANGES

On 12 March 2003 the Group's Italian holding company, Telecom Italia S.p.A., announced its intention to merge with Olivetti S.p.A. As part of this restructuring Telecom Italia S.p.A. also announced that it no longer regards its directories businesses as core to ongoing operations. Consequently, there is a possibility that SEAT Pagine Gialle S.p.A., the immediate Italian parent company of the Thomson Group, may be disposed of. All of the Group's facility agreements with Telecom Italia Finance S.A. are repayable on demand upon such a change of control.


ITEM 9 THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

Not applicable.

(B)
       PLAN OF DISTRIBUTION

Not applicable.

(C)  MARKETS

Nature of trading market

On December 30 1999, we made our initial submission of the registration Statement with the Securities and Exchange Commission with respect to the exchange for the new Senior Subordinated Notes of all old Senior Subordinated Notes. The Registration Statement
was  declared  effective on February 14,  2000.   The  new  Senior
Subordinated Notes were issued on 17 March, 2000. GBP69,250,000 of the old Senior Subordinated Notes were exchanged for new Senior
Subordinated   Notes.  As  of  21  March  2000  the   new   Senior
Subordinated Notes were registered under the US Securities Act of 1933, as amended. The remaining GBP750,000 of Senior Subordinated Notes remained unregistered. Following the change of control of the Group on 1 August 2000 a tender offer was made to acquire all
the   outstanding   Notes  at  101%  of  the   principal   amounts
outstanding. Acceptances were received from holders of GBP2,250,000 of the notes.

The Notes are listed in the Luxembourg Stock Exchange, and have been accepted for clearance, directly or indirectly, through DTC, Euroclear and Clearstream, Luxembourg. Management does not have any reliable information as to the position of the Notes held in the U.S. or the number of record holders of the Notes in the U.S.

(D)  SELLING SHAREHOLDERS

Not applicable.

(E)  DILUTION

Not applicable.

(F)  EXPENSES OF THE ISSUE

Not applicable.


ITEM 10     ADDITIONAL INFORMATION

(A)  SHARE CAPITAL

Not applicable.

(B)  MEMORANDUM AND ARTICLES OF ASSOCIATION

The objects of TDL Infomedia Group plc as contained in clause 3A of its Memorandum of Association are, inter alia, to act as an investment holding company and to co-ordinate the business of any companies in which the Company is for the time being interested.

In accordance with its Articles of Association the Company shall be managed by the directors who shall exercise all the powers of the Company. The Company's directors may vote at a meeting of directors or a committee of directors on any resolution concerning a matter in respect of which a director has, directly or indirectly, an interest or duty. Said director must be counted in the quorum present at a meeting when any such resolution is under consideration and, if he votes, his vote must be counted. The directors are not subject to retirement by rotation. No director is required to vacate his office at any time because he has reached the age of 70 or another age. There is no share qualification required for the appointment of a director.

The Company's authorised share capital comprises 75,000,000 ordinary shares of 1p each. All issued ordinary shares are entitled to receive dividends declared by the Company. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the company.

The voting rights attached to the Company's ordinary shares are on a show of hands, every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall have one vote for every share of which he is the holder.

An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or an elective resolution must be called by 21 clear days notice. All other extraordinary general meetings must be called by at least 14 clear days notice but a general meeting may be called by shorter notice if it is so agreed (i) in the case of an annual general meeting or a meeting for the passing of an elective resolution, by all the members entitled to attend and vote at that meeting; and (ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote.


(C)  MATERIAL CONTRACTS

Refer to Item 5 (B) "Liquidity and Capital Resources" and Item
7(B) "Related Party Transactions" for details of all borrowing agreements and other material contracts.


(D)  EXCHANGE CONTROLS

There are currently no U.K. laws, decrees or regulations affecting security holders.


(E)  TAXATION


The following summary describes the material U.K. tax consequences of the ownership of the notes as of the date hereof but does not purport to be comprehensive. Except where noted, it relates only to the position of persons who are the absolute beneficial owners of their notes and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon the provisions of the U.K. tax laws and U.K. Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified possibly with retrospective effect so as to result in U.K. tax consequences different from those discussed below. Noteholders who are in any doubt as to their tax position should consult their professional advisers. Persons considering the purchase, ownership or disposition of notes should consult their tax advisers concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. In particular, noteholders should be aware that they may be liable to taxation under the laws of other jurisdictions in relation to payments in respect of the notes even if such payments may be made without withholding or deduction for or on account of taxation under the laws of the United Kingdom.

No representations with respect to the tax consequences to any particular holder of notes are made. The following is a general guide and should be treated with appropriate caution.

Proposed EU Savings Directive

On 21 January 2003, the EU Council of Economic and Finance Ministers agreed to adopt a new directive regarding the taxation of savings income. It is proposed that each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, however, Austria, Belgium and Luxembourg will instead apply a withholding system for a transitional period in relation to such payments. The proposed directive, which is intended to come into force on 1 January 2004, is not yet final and may be subject to further amendment and/or clarification.

Withholding Tax on Interest on the Notes

(1)The notes, which carry a right to interest, will constitute "quoted Eurobonds" as long as they are and continue to be listed on a recognised stock exchange. On the basis of the United Kingdom Inland Revenue's published interpretation of the relevant legislation, securities which are listed on a stock exchange in a country which is a Member State of the European Union or which is part of the European Economic Area will satisfy this requirement if they are listed by a competent authority in that country and are admitted to trading on a recognised stock exchange in that country; securities which are listed on a stock exchange in any other country will satisfy this requirement if they are admitted to trading on a recognised stock exchange in that country. The Luxembourg Stock Exchange, on which the notes are listed, is currently a recognised stock exchange for these purposes. Whilst the notes are and continue to be "quoted Eurobonds", payments of interest on the notes may be made without withholding or deduction for or on account of United Kingdom income tax.

(2)In all cases falling outside the exemption described in (1) above, interest on the notes may be paid under deduction of United Kingdom income tax at the lower rate (currently 20%) subject to such relief as may be available under the provisions of any applicable double taxation treaty or other applicable exemption.

Provision of Information Obligation

Noteholders should note that where any interest on the notes is paid to them (or to any person acting on their behalf) by us or any person in the United Kingdom acting on behalf of us (a "paying agent"), or is received by any person in the United Kingdom acting on behalf of the relevant noteholder (other than solely by clearing or arranging the clearing of a cheque) (a "collecting agent"), then we, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the United Kingdom Inland Revenue details of the payment and certain details relating to the noteholder (including the noteholder's name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the noteholder is resident in the United Kingdom for United Kingdom taxation purposes. Where the noteholder is not so resident, the details provided to the United Kingdom Inland Revenue may, in certain circumstances, be passed by the United Kingdom Inland Revenue to the tax authorities of the jurisdiction in which the noteholder is resident for taxation purposes.

With effect from 6 April 2003 the provisions referred to above may also apply, in certain circumstances, to payments made on redemption of any notes where the amount payable on redemption is greater than the issue price of the notes.

Tax on Interest Payments

Interest and any element of discount or premium on the notes constitutes U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest, discount or premium with a U.K. source received without deduction or withholding on account of U.K. tax will not be chargeable to U.K. tax in the hands of a noteholder who is not resident for tax purposes in the United Kingdom unless that noteholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency in connection with which the interest is received or to which the notes are attributable. There are exemptions for interest received by some categories of agent, such as some brokers and investment managers.

General

Any discount element on the notes will not, in general, be subject to any United Kingdom withholding tax pursuant to the provisions mentioned in the sections relating to withholding tax above, but may be subject to reporting requirements as outlined above. Where a premium is payable on redemption of the notes, as opposed to the notes being issued at a discount then any such element of premium may constitute a payment of interest. Payments of interest are subject to U.K. withholding tax and reporting requirements as outlined above.

In general, references to "interest" mean "interest" as understood in U.K. tax law. The statements contained in this section "United Kingdom Taxation" do not take account of any different definitions of "interest" or "principal" which may prevail under any other law or which may be created by the terms and conditions of the notes or any related documentation.

Where interest has been paid under deduction of United Kingdom income tax, holders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in any double taxation treaty.

The above description of the United Kingdom withholding tax position assumes that there will be no substitution of an issuer and does not consider the tax consequences of any such substitution.

Ownership  and Disposal, including Redemption, by U.K. Corporation
Tax Payers

In  general  noteholders  which are  within  the  charge  to  U.K.
corporation  tax  will be charged to tax on  all  returns  on  and fluctuations in value of the notes broadly in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market basis or an accruals basis which is authorised for tax purposes. Such noteholders will generally be charged to tax in each accounting period by reference to interest accrued in that period and any profit or loss which, in accordance with such noteholders' authorised accounting method, is applicable to that period.

Ownership  and Disposal, including Redemption, by other  U.K.  Tax
Payers

In relation to ownership of the notes, reference should be made to the paragraphs "Tax on Interest Payments" above.

The notes will constitute "qualifying corporate bonds" within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal by a noteholder will not give rise to a chargeable gain or an allowable loss for the purposes of the U.K. taxation of chargeable gains.

Accrued Income Scheme

On a disposal of the notes by a noteholder, any interest which has accrued since the last interest payment date (or where no interest payment date has occurred, since the date of issue of the notes) may be chargeable to tax as income if that noteholder is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the notes are attributable.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. ad valorem stamp duty or stamp duty reserve tax is payable on the issue or the transfer by delivery of the Global Note.


(F)  DIVIDENDS AND PAYING AGENT

       Not applicable.


(G)  STATEMENTS BY EXPERTS

Not applicable.


(H)  DOCUMENTS ON DISPLAY

Publicly available documents concerning the Company may be inspected at the Securities and Exchange Commission's Public
Reference  Room, 450 Fifth Street, NW, Room 1024, Washington,  DC
20549.


(I)  SUBSIDIARY INFORMATION

Not applicable.

ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK


The following table summarises the expected maturity date and fair value of our outstanding financial instruments at 31 December 2002.


                 Expected Maturity Date of Financial
                           Instruments                             2002
                   (excluding accrued interest)				       Fair
                2003  2004   2005  2006  2007  Thereafter  Total   Value
                                GBP'000
Variable rate
borrowings

Sterling      25,500    -      -     -     -       -      25,500  25,500
Weighted average                                            5.15%
interest rate

Fixed rate
borrowings

Sterling          -     -      -    -     -   67,750     67,750   72,493
Weighted average                                          12.125%
interest rate

Exchange risk management

The Group has low exposure to foreign currency risks. At 31 December 2002 the Group held Euro denominated bank balances of Euro 60,000 (or GBP40,000). At 31 December 2001 the equivalent figures were Euro 105,000 (or GBP64,000).

Interest rate risk management

We finance our operations through a combination of profits, long-term loans, high yield debt finance and bank borrowings. The directors aim to minimise exposure to fluctuating interest rates along with the potential impact on liquidity by holding a significant proportion of borrowings on fixed interest rates.

The Group raised high yield debt at fixed rates during 1999. The debt was raised in the form of Sterling bonds. The Sterling bonds were issued for GBP70 million, 96.8% of which were still outstanding at 31 December 2002. The Group has also raised long term loans using both fixed and variable instruments.

  At  31  December  2002  72.7%  (2001:   63.5%)  of  the  Group's
borrowings were at fixed rates.

Liquidity risk

The Group policy is to ensure that it maintains continuous sources of funding with at least 50% of its borrowings maturing after more than five years. At 31 December 2002 72.7% (2001: 63.5%) of the Group's borrowings were due to mature in more than 5 years.

Concentration of Credit risk

The majority of our turnover is derived from selling advertising to small to medium-sized businesses, although we do have several larger national customers. Our accounts receivable balance of GBP18.7 million at 31 December 2002 (2001: GBP17.9 million) is comprised of many small balances. No one customer comprised more than 10% of our annual sales during each of the three years ended
31 December 2002 or more than 5% of our accounts receivables balances at 31 December 2001 and 2002. In the ordinary course of our  business  we extend credit to these customers for  advertising
purchases.   Our advertising sales are concentrated  in  the  South
East regions of the United Kingdom. If there was an economic downturn in the South East regions of the United Kingdom or the other local economies of the communities we serve, our ability to collect amounts due to us may be adversely affected.


ITEM 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY
SECURITIES

Not applicable.
                             PART II


ITEM 13     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

None.


ITEM 15     CONTROLS AND PROCEDURES

The Chief Executive Officer and the Finance Director have evaluated the Group's disclosure controls and procedures (as defined in Sections 240.13a-15(c) and 240.15d-15(c)) and consider them to be effective.

There have been no significant changes in internal controls or in other factors that could significantly affect such controls subsequent to the date of their evaluation.

ITEM 16     RESERVED



                            PART III


ITEM 17     FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18     FINANCIAL STATEMENTS

The following financial statements together with the reports of Ernst & Young LLP and PricewaterhouseCoopers thereon are filed as part of the annual report:

Report of Independent Auditors.                             F-1
Report of Independent Accountants                           F-2
Consolidated profit and loss accounts for the years
  ended 31 December 2000, 2001 and 2002                     F-3
Consolidated balance sheets at 31 December 2001 and 2002 F-4 Consolidated cash flow statements for the years
  ended 31 December 2000, 2001 and 2002                     F-5
Notes to the accounts                                       F-8



ITEM 19     EXHIBITS

Number   Description

1.1      Memorandum and Articles of Association of TDL Infomedia
         Group plc. (1)

2(c).1   Indenture, dated 13 October 1999, between TDL Infomedia
         Group plc, as issuer, and The Bank of New York, as trustee, relating to the 12 1/8% Senior Subordinated
         Notes due 2009. (1)

2(c).2 Registration Rights Agreement, dated 13 October 1999, between TDL Infomedia Group plc and CIBC World Markets plc, relating to the 12 1/8% Senior Subordinated Notes due 2009. (1)

2(c).3 Note Depositary Agreement, dated 13 October 1999, between TDL Infomedia Group plc and The Bank of New York, relating to the 12 1/8% Senior Subordinated Notes due
         2009. (1)

4(a).1 Sale and Purchase Agreement, dated 30 July 1999, among the Vendors, TDL Infomedia Group plc, TDL Infomedia Finance Limited, GM LLC and others relating to the sale and purchase of the issued share capital of TDL Group Limited. (1)

4(a).2 Facility Agreement, dated 30 July 1999, in relation to a GBP35,000,000 Term Loan A Facility, a GBP20,000,000 Term Loan B Facility and a GBP10,000,000 Revolving Credit Facility among TDL Infomedia Limited, TDL Infomedia Finance
         Limited, TDL Infomedia Holdings Limited (now known as TDL Infomedia Holdings plc), TDL Infomedia Group Limited (now known as TDL Infomedia Group plc), TDL Group Limited,
         Thomson Directories Limited, CIBC World Markets plc and BankBoston N.A. (1)

4(a).3 Multicurrency Facility Agreement dated 10 September 2001, in relation to a GBP65 million revolving credit facility among TDL Infomedia Limited, TDL Infomedia Group plc, TDL Group Limited, Thomson Directories Limited and Sogerim S.A. (2)

4(a).4 Multicurrency Facility Agreement dated 10 September 2002, in relation to a GBP55 million revolving credit facility among TDL Infomedia Limited, TDL Infomedia Group plc, TDL Group Limited, Thomson Directories Limited and Sogerim S.A.

4(a).5   Business Customer Database Licence Agreement dated 27
         October 1994, between British Telecommunications plc and
         Thomson Directories Limited. (1)

4(a).6   Directory Information Licence Agreement dated 1 January
         2001, between British Telecommunications plc and Thomson
         Directories Limited. (2)

4(a).7 Share Purchase Agreement dated 30 March 2001, in relation to the sale of shares in TDL Belgium S.A. and Indirect
         Sprl S.A. to Maracana Holdings B.V. (2)

4(a).8 Assignment and Assumption Agreement dated 30 March 2001, in relation to the assignment of loans to TDL Belgium
         S.A. to Maracana Holdings B.V. (2)

8.1      List of subsidiaries of TDL Infomedia Group plc. (1)


(1) Exhibits to Form F-4 filed on December 30, 1999.
(2) Exhibits to Form 20-F filed on 28 March 2001



                           SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.


                                        TDL Infomedia Group plc
                                        Registrant



Date: 28 March 2003                     By:  /s/ KJ Watson
                                        Name: KJ Watson
                                        Title:   Finance Director




 Section 302 Certificates

I, Linda Pancratz, certify that:

1.   I have reviewed this annual report on Form 20-F of TDL
  Infomedia Group plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -14 and 15d -14) for the registrant and have:

  a) designed such disclosure controls and procedures to ensure that material information related to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period for which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                               /s/ Linda Pancratz

                                              Date: 28 March 2003

I, Kevin Watson, certify that:

1.   I have reviewed this annual report on Form 20-F of TDL
  Infomedia Group plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -14 and 15d -14) for the registrant and have:

  a) designed such disclosure controls and procedures to ensure that material information related to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period for which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                                 /s/ Kevin Watson

                                              Date: 28 March 2003


                          EXHIBIT INDEX

Number Description                                      Sequentially
                                                          numbered
                                                            page
1.1   Memorandum and Articles of Association of TDL         n/a
      Infomedia Group plc. (1)

2(c). Indenture, dated 13 October 1999, between TDL         n/a
1 Infomedia Group plc, as issuer, and The Bank of New York, as trustee, relating to the 12 1/8%
      Senior Subordinated Notes due 2009. (1)

2(c). Registration Rights Agreement, dated 13 October       n/a
2     1999, between TDL Infomedia Group plc and CIBC
      World Markets plc, relating to the 12 1/8% Senior
      Subordinated Notes due 2009. (1)

2(c). Note Depositary Agreement, dated 13 October 1999,     n/a
3     between TDL Infomedia Group plc and The Bank of
      New York, relating to the 12 1/8% Senior
      Subordinated Notes due 2009. (1)

4(a). Sale and Purchase Agreement, dated 30 July 1999,      n/a
1     among the Vendors, TDL Infomedia Group plc, TDL
      Infomedia Finance Limited, GM LLC and others relating to the sale and purchase of the issued share capital of TDL Group Limited. (1)

4(a). Facility Agreement, dated 30 July 1999, in            n/a
2     relation to a GBP35,000,000 Term Loan A Facility, a
      GBP20,000,000 Term Loan B Facility and a
      GBP10,000,000 Revolving Credit Facility among TDL
      Infomedia Limited, TDL Infomedia Finance Limited,
      TDL Infomedia Holdings Limited (now known as TDL
      Infomedia Holdings plc), TDL Infomedia Group
      Limited (now known as TDL Infomedia Group plc),
      TDL Group Limited, Thomson Directories Limited,
      CIBC World Markets plc and BankBoston N.A. (1)

4(a). Multicurrency Facility Agreement dated 10             n/a
3 September 2001, in relation to a GBP65 million revolving credit facility among TDL Infomedia
      Limited, TDL Infomedia Group plc, TDL Group
      Limited, Thomson Directories Limited and Sogerim
      S.A. (2)

4(a). Multicurrency Facility Agreement dated 10
4 September 2002, in relation to a GBP55 million revolving credit facility among TDL Infomedia
      Limited, TDL Infomedia Group plc, TDL Group
      Limited, Thomson Directories Limited and Sogerim
      S.A.

4(a).  Business Customer Database Licence Agreement         n/a
5      dated 27 October 1994, between British
       Telecommunications plc and Thomson Directories
       Limited. (1)

4(a).  Directory Information Licence Agreement dated 1      n/a
6 January 2001, between British Telecommunications plc and Thomson Directories Limited. (2)

4(a).  Share Purchase Agreement dated 30 March 2001, in     n/a
7      relation to the sale of shares in TDL Belgium
       S.A. and Indirect Sprl S.A. to Maracana Holdings
       B.V. (2)

4(a).  Assignment and Assumption Agreement dated 30         n/a
8 March 2001, in relation to the assignment of loans to TDL Belgium S.A. to Maracana Holdings
       B.V. (2)

8.1    List of subsidiaries of TDL Infomedia Group plc.     n/a
       (1)


(1) Exhibits to Form F-4 filed on December 30, 1999.
(2) Exhibits to Form 20-F filed on 28 March 2001



REPORT OF INDEPENDENT AUDITORS



To the Board of Directors of TDL Infomedia Group plc

We have audited the accompanying consolidated balance sheets of TDL Infomedia Group plc as of 31 December 2002 and 2001 and the related consolidated profit and loss accounts and statements of cash flows for each of the two years for the period ended 31 December 2002. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TDL Infomedia Group plc at 31 December 2002 and 2001 and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended 31 December 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 31 of Notes to the Financial Statements).







ERNST & YOUNG LLP
Southampton, England

28 March 2003





REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of TDL Infomedia Group plc

In our opinion, the accompanying consolidated profit and loss account and cash flow present fairly, in all material respects, the results of TDL Infomedia Group plc and its subsidiaries' operations and cash flows for the year ended 31 December 2000 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of profit expressed in sterling for the year ended 31 December 2000 to the extent summarised in Note 31 to these financial statements.






PricewaterhouseCoopers
London, England

21 March 2001

TDL INFOMEDIA GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                   Year      Year     Year
                                   ended    ended    ended
                                    31        31       31
                          Notes   December December December
                                    2000     2001     2002
                                 GBP'000   GBP'000  GBP'000

Turnover (incl. share of           94,703   93,461   96,945
joint ventures)
Less: share of joint
venture turnover                   (2,689)    (324)       -
Turnover                      2    92,014   93,137   96,945
Cost of sales                     (39,222) (40,052) (39,576)
Gross profit                       52,792   53,085   57,369
Net operating expenses        3   (44,039) (41,924) (43,511)
Group operating profit        4     8,753   11,161   13,858
Share of loss in joint
venture                            (2,931)    (636)       -
Total operating profit              5,822   10,525   13,858
Interest receivable and
similar income				  7       963      163       43
Interest payable and
similar charges               8   (15,795) (12,288) (10,295)
Profit/(loss) on ordinary
activities before taxation         (9,010)  (1,600)   3,606
Taxation on loss on
ordinary activities           9    (2,318)  (4,138)  (5,549)
Loss for the financial
year                              (11,328)  (5,738)  (1,943)



There were no recognised gains or losses other than those shown above.

A summary of the significant adjustments to loss for the financial year that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 31 of Notes to the Financial Statements.

The  accompanying notes form an integral part of  these  Financial
Statements.


TDL INFOMEDIA GROUP PLC
CONSOLIDATED BALANCE SHEETS


                                     Notes    2001      2002
                                           GBP'000    GBP'000

Fixed assets
 Intangible assets                    10   177,756   163,632
 Tangible assets                      11    13,101    12,488

Current assets
 Stocks                               12     7,865     8,130
 Debtors:
  amounts falling due within one year 13    22,282    22,426
  after one year                      13     5,669       189
 Cash at bank and in hand                    1,677     1,496
                                            37,493    32,241
Creditors: amounts falling due
within one year						  14   (77,353)  (59,012)
 Net current liabilities                   (39,860)  (26,771)
 Total assets less current
liabilities								   150,997   149,349
Creditors: amounts falling due
after one year						  15   (65,360)  (65,695)
Provisions for liabilities and
charges                               18      (160)     (120)
    Net assets                              85,477    83,534

Capital and reserves
 Called up share capital              20       624       624
 Share premium account                20    61,833    61,833
 Other reserves                       21    40,000    40,000
 Profit and loss account              22   (16,980)  (18,923)
    Total equity shareholders' funds  23    85,477    83,534






A   summary  of  the  significant  adjustments  to  total   equity
shareholders' funds that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 31 of Notes to the Financial Statements.

The  accompanying notes form an integral part of  these  Financial
Statements.


TDL INFOMEDIA GROUP PLC
CONSOLIDATED GROUP CASH FLOW STATEMENTS


                                         Year     Year    Year
                                Notes    ended   ended    ended
                                 to       31       31      31
                                cash   December December December
                                flow     2000     2001     2002
                              statement	GBP'000  GBP'000  GBP'000

Net cash inflow from operating    1     18,509   30,564  28,766
activities
Returns on investments and
servicing of finance
  Interest received                        710      159      43
  Interest paid                        (14,808) (11,271) (9,589)
Net cash outflow from returns
on investment and servicing of
finance                                (14,098) (11,112) (9,546)
Tax paid                                (1,700)  (1,143) (2,712)
Capital expenditure and
financial investments
    Payments to acquire tangible
fixed assets                            (1,488) (11,577) (1,710)
    Receipts from sales of
tangible fixed assets                        6       31       -
Net cash outflow for capital
expenditure and
financial investments                   (1,482) (11,546) (1,710)
Acquisitions and disposals
  Net cash received for sale
of loans and investment in
joint venture                                -      807       -
Net cash inflow for
acquisitions and disposals                   -      807       -
Net cash inflow before
financing and management of
liquid resources						 1,229    7,570  14,798
Financing
 (Decrease)/increase in borrowings
   new short term loans                 54,000        -       -
   repayment of amounts borrowed       (57,250) (15,000)(13,500)
   costs associated with the            (1,244)     (57)   (363)
repayment of debt
  intergroup borrowings                    (27)     931  (1,116)

Net cash (outflow)/inflow for
financing                               (4,521) (14,126)(14,979)
Management of liquid resources
Decrease in term deposits                3,616        -       -
Net cash inflow for management
of liquid resources                      3,616        -       -

Increase/(decrease) in cash      2,3       324   (6,556)   (181)


The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are described in Note 31 of Notes to the Financial Statements.

The accompanying notes form an integral part of these Financial
Statements.


TDL INFOMEDIA GROUP PLC
GROUP CASH FLOW STATEMENTS
NOTES TO THE CASH FLOW STATEMENTS

1.   RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS


                                      Year     Year     Year
                                     ended    ended    ended
                                       31       31       31
                                    December  December  December
                                      2000     2001     2002
                                   GBP'000   GBP'000   GBP'000

Total operating profit               5,822   10,525   13,858
Depreciation charge                  2,303    2,335    2,459
Amortisation                        11,910   14,126   14,124
Share of joint venture losses        2,931      636        -
Increase in stock and work in          (19)  (1,479)    (265)
progress
(Increase)/decrease in debtors(1)   (3,424)   3,961      513
Decrease in creditors               (1,014)    (450)    (911)
Increase/(decrease) in parent
liabilities                              -      910	  (1,012)
  Net cash inflow from operating
activities							18,509   30,564   28,766

(1) The 2001 decrease in debtors includes the sale of loans to TDL Belgium S.A. - see note 19.


2.   ANALYSIS OF NET DEBT


                            At 31    Cash    Other    At 31
                           December  flows  non-cash December
                            2001            charges    2002
                          GBP'000   GBP'000  GBP'000  GBP'000

Cash in hand                1,677      (181)      -    1,496
Debt due in less than
one year                  (40,233)   13,534     (42) (26,843)
Debt due after one year   (65,360)        -    (313) (65,673)
  Total net debt         (104,018)   13,353    (355) (91,020)



                           At 31    Cash    Other    At 31
                          December  flows  non-cash December
                           2001            charges    2002
                         GBP'000   GBP'000  GBP'000  GBP'000

Cash in hand                8,233    (6,556)      -    1,677
Debt due in less than
one year                  (54,864)   14,378     151  (40,335)
Debt due after one year   (64,967)        -    (393) (65,360)
 Total net debt          (111,598)    7,822    (242)(104,018)



                           At 31    Cash    Other    At 31
                          December  flows  non-cash December
                           2001            charges    2002
                         GBP'000   GBP'000 GBP'000  GBP'000

Cash in hand                7,909       324       -    8,233
Short-term deposits         3,616    (3,616)      -        -
Debt due in less than
one year                   (4,176)  (50,375)   (313) (54,864)
Debt due after one year  (118,405)   55,789  (2,351) (64,967)
  Total net debt         (111,056)    2,122  (2,664)(111,598)


TDL INFOMEDIA GROUP PLC
GROUP CASH FLOW STATEMENTS
NOTES TO THE CASH FLOW STATEMENTS


3.   RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET	DEBT


                                       Year     Year     Year
                                      ended    ended     ended
                                        31       31       31
                                     December December December
                                       2000     2001     2002
                                    GBP'000    GBP'000  GBP'000
Increase/(decrease) in cash in the
period									324   (6,556)     (181)
Cash inflow to short term deposits   (3,616)       -         -
Cash outflow from decrease in net
debt                                  5,414   14,378    13,534
Change in debt resulting from cash
flows								  2,122    7,822    13,353
Amortisation of debt issue costs     (2,614)    (242)     (355)
Provision for costs associated
with repayment of debt                  (50)       -         -
Movement in net debt in the period     (542)   7,580    12,998
Net debt at start of period        (111,056)(111,598) (104,018)
Net debt at end of period          (111,598)(104,018)  (91,020)


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS


1.             ACCOUNTING POLICIES

These financial statements comprise the accounts of TDL Infomedia Group plc, a holding company and its direct and indirect wholly owned subsidiaries, TDL Group Limited and Thomson Directories Limited, (together the ''Group''). The Group publishes classified directories in the United Kingdom and earns revenues and commissions on advertisements contained in such directories. A summary of the principal accounting policies, all of which have been applied consistently, is set out below:


a.             Accounting convention

The financial statements have been prepared under the historical cost convention and in accordance with applicable U.K. accounting standards. Accounting principles generally accepted in the U.K. differ in certain significant respects from accounting principles generally accepted in the U.S. The application of the latter would have affected the determination of profit, cash flows and shareholders equity, as detailed in note 31.


b.   Use of estimates

The preparation of consolidated financial statements require management to make estimates and assumptions about future events that affect the reporting and disclosure of assets and liabilities at the balance sheet dates and the reported amounts of revenues and expense during the period covered by the consolidated financial statements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.


c.             Basis of consolidation

The Group financial statements from 31 July 1999 consolidate the financial statements for TDL Infomedia Group plc and its direct and indirect wholly owned subsidiary undertakings, TDL Group Limited and Thomson Directories Limited.

The Group's share of net profit or loss of the joint venture is included in the consolidated profit and loss account, and the Group's share of their net assets is included in the consolidated balance sheet. Where the financial statements of subsidiaries and joint ventures do not conform with the Group's accounting policies, appropriate adjustments are made on consolidation in order to present the group financial statements on a consistent basis.


d.             Goodwill

Goodwill arising on consolidation represents the excess of the consideration given over the fair value of the separable net assets acquired. Goodwill arising on acquisitions is capitalised and amortised over its estimated expected useful life. Impairment reviews are performed annually to ensure that the intangible asset is not carried above the recoverable amount.

Following the acquisition of TDL Infomedia Limited by SEAT Pagine Gialle S.p.A. on 1 August 2000, the directors have reviewed the useful life of the goodwill, in light of changing market conditions, and determined that the useful life should be revised from 20 years to 15 years.


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


e.             Turnover

Turnover arises from the Group's continuing activities and mainly comprises advertising revenue received and receivable in respect of directories published, in both paper and electronic format, during the year, agency sales commission and other income.
Advertising revenue for paper directories is recognised on the publication of directories. Agency sales commission is recognised on completion of sale. Revenues from internet advertising and other services are recognised over the period of the obligation. Turnover is recorded net of VAT and discounts.


f.   Stocks

Stocks are stated at the lower of cost and net realisable value. Raw materials comprises paper used in the production of directories. Work in progress comprises the direct costs incurred in producing advertisements for directories not yet published.


g.             Tangible assets and depreciation

Fixed assets are stated at cost, net of depreciation and provision for permanent diminution in value.

Depreciation is provided on a straight-line basis at rates calculated to write off the cost of each asset over its estimated useful life. The annual rates for the major classes of tangible fixed assets are as follows:

               Freehold properties     6.7%
               Short-term
 				 leasehold properties  Period of lease
               Software                33.3%
               Computer equipment      33.3%
               Office furniture
 				 and equipment		   10-20%

The carrying value of tangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

h.   Fixed asset investments

Fixed asset investments are stated at the lower of cost and net realisable value.


i.   Provisions

A provision is recognised where there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


j.   Derivative financial instruments

The derivative instruments used by the Group, which are used solely for hedging purposes, are forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the Group in line with the Group's risk management policies. The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a commitment or probable future transaction, are not recognised until the transaction occurs.


k.   Borrowings and debt issue costs

All borrowings are initially stated at the fair value of the consideration received after the deduction of issue costs. Issue costs, together with finance costs, are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding.


l.             Operating leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.


m.             Pensions

The Group operates a defined benefit scheme available to all employees with more than one year's service. Pension costs are charged to the profit and loss account so as to spread the costs (as a level percentage of salary) over the estimated average service lives for the employees in the scheme.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


n.             Deferred Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

- provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.


o.             Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate ruling on the date of the transaction, except for those covered by a forward contract where the forward rate is used. All foreign exchange differences are taken to the profit and loss account.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

The accounts of overseas subsidiary undertakings are translated to the rate of exchange ruling at the balance sheet date. The exchange difference arising on retranslation of opening net assets is taken directly to reserves. All other translation differences are taken to the profit and loss account.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


2.   TURNOVER

An analysis of segmental sales revenues, all of which are revenues from external customers, is as follows:

                                   Year      Year      Year
                                   ended     ended     ended
                                    31        31        31
                                 December  December  December
                                   2000      2001      2002
                                 GBP'000    GBP'000   GBP'000

  U.K. Paper Directories          86,297    86,918     89,370
  Internet Services                3,418     3,498      4,474
  Business Information             5,673     6,161      6,892
  Less: Discounts                 (3,374)    (3,440)   (3,791)
  Total                           92,014    93,137     96,945


3.  NET OPERATING EXPENSES

                                    Year     Year      Year
                                   ended     ended     ended
                                     31       31        31
                                  December December  December
                                    2000     2001      2002
                                  GBP'000   GBP'000   GBP'000

  Distribution costs               3,606     3,865       3,929
  Administrative expenses         40,433    38,059      39,582
    Total                         44,039    41,924      43,511


4.   GROUP OPERATING PROFIT

                                    Year     Year      Year
                                   ended     ended     ended
                                     31       31        31
                                  December December  December
                                    2000     2001      2002
                                  GBP'000   GBP'000  GBP'000
  Group operating profit
    is stated after charging:
     Auditors' remuneration -
audit services					      170         85        49
     Auditors' remuneration -
non-audit services				       80          5         5
     Rental costs relating to
operating leases				    4,866      3,229     2,520
     Depreciation of tangible
fixed assets					    2,303      2,335     2,459
     Amortisation of intangible
fixed assets					   11,910     14,126    14,124
     Advertising costs              2,042      1,520     1,953
     Rental income                  (288)      (519)     (623)

Rental costs relating to operating leases stated above, include hire of plant and machinery of GBP1,946,000 for the year ended 31 December 2002, GBP2,566,000 for the year ended 31 December 2001and GBP3,224,000 for the year ended 31 December 2000.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


5.             EMPLOYEES

                                    Year     Year      Year
                                   ended     ended     ended
                                     31       31        31
                                  December December  December
                                    2000     2001      2002
  The average number of persons
employed by the Group during the
period, by category was:
     Sales and marketing            572       584       545
     Production                     121       116       125
     Administration                 152       156       165
         Total                      845       856       835


                                    Year     Year      Year
                                   ended     ended     ended
                                     31       31        31
                                  December December  December
                                    2000     2001      2002
                                 GBP'000   GBP'000    GBP'000
  The aggregate remuneration
and associated costs of Group
employees was:
     Salaries and wages          26,084     27,484     26,802
     Social security costs        2,705      2,875      2,723
     Pension costs (see note 24)    863      1,293      1,424
         Total                   29,652     31,652     30,949



6.             DIRECTORS' EMOLUMENTS

Total emoluments of all directors for services to the group are:

                                    Year     Year      Year
                                   ended     ended     ended
                                     31       31        31
                                  December December  December
                                    2000     2001      2002
                                  GBP'000   GBP'000   GBP'000
 Aggregate emoluments              1,302     1,248      915

At  31  December 2002 retirement benefits were accruing in respect
of  two directors under the Group's defined benefit scheme.   Cash
contributions of GBP11,556 were made to the pension scheme during the year in respect of the two directors (2001 - Nil).

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


6.             DIRECTORS' EMOLUMENTS - continued

 Highest paid director             Year      Year      Year
                                   ended     ended     ended
                                    31        31        31
                                 December  December  December
                                   2000      2001      2002
                                 GBP'000    GBP'000   GBP'000
   Aggregate emoluments and
 benefits
    (excluding gains on
 exercise of share                  652       623       645
    options and value shares
 received)
   Defined benefit schemes
   Accrued pension at end of         20        24       25
 period

At 31 December 2002 two of the directors of the Company were also directors of its principal subsidiaries and their remuneration is paid directly by the subsidiaries


7.   INTEREST RECEIVABLE AND SIMILAR INCOME

                                   Year      Year      Year
                                   ended     ended     ended
                                    31        31        31
                                 December  December  December
                                   2000      2001      2002
                                 GBP'000   GBP'000    GBP'000

   Interest receivable on
 short term deposits				737       159       43
   Gain/(loss) on foreign
 currency revaluation				213         -        -
   Interest receivable by
 joint venture						 13         4        -
      Total                         963       163       43


8. INTEREST PAYABLE AND SIMILAR CHARGES

                                   Year      Year      Year
                                   ended     ended     ended
                                    31        31        31
                                 December  December  December
                                   2000      2001      2002
                                 GBP'000   GBP'000   GBP'000

   On bank loans, overdrafts
 and notes						  12,906     11,345    8,277
   On intercompany loans
   Interest payable by joint           -        164    1,663
 venture						     243        171        -
   Finance charge on
 discounting of royalty  payments	  32          -        -
 Amortisation of expenses
 incurred on raising debt finance  2,614        608      355
     Total                        15,795     12,288   10,295



TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


8. INTEREST PAYABLE AND SIMILAR CHARGES - continued

On the acquisition of Thomson Directories Limited in 1997, TDL Group Limited incurred costs of GBP2,589,000 raising debt finance. These costs were amortised over the life of the debt. In addition, a liability was established for the minimum sum payable under a royalty agreement of GBP4,408,000. This was discounted to its net present value. The difference between this value and the actual liability was charged to the profit and loss account over the period of the payments.

On  the  acquisition  of TDL Group Limited in  1999,  the  Company
incurred  costs of GBP8,101,000 raising debt finance.   These  costs
are being amortised over the life of the debt until it becomes fully repayable.


9.   TAXATION ON LOSS ON ORDINARY ACTIVITIES

The taxation charge is based upon the results for the year and comprises:

                                          Year     Year     Year
                                         ended    ended    ended
                                           31       31       31
                                        December December  December
                                          2000     2001     2002
                                        GBP'000   GBP'000  GBP'000
   UK Corporation tax
    -Current tax                         2,318    4,138     5,549


(a)  Factors affecting the current tax charge:

The  tax assessed on the profit on ordinary activities for  the
year   is higher than the standard rate of corporation  tax  in
the UK of 30% (2001 - 30%). The differences are reconciled below:

                                         2000     2001     2002
                                       GBP'000   GBP'000  GBP'000

   Profit on ordinary activities
     multiplied by standard rate of
     corporation tax in the UK of 30% (2,703) (480) 1,082 Expenses not deductible for tax purposes
   (including Goodwill amortisation)     4,600    4,068     4,239
   Decelerated/(accelerated)
     capital allowances                    162      162        97
   Pensions contributions in excess
    of pensions charge                     259      388       131
   Tax overprovided in previous years        -        -         -

   Total current tax                     2,318    4,138     5,549



TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


10.  INTANGIBLE ASSETS

Goodwill arising on the acquisition of TDL Group Limited on 31 July 1999 has been capitalised in accordance with Financial Reporting Standard number 10 - Goodwill and Intangible Assets. Following the acquisition of TDL Infomedia Limited by SEAT Pagine Gialle SpA on 1 August 2000, the directors have reviewed the useful life of the goodwill, in light of changing market conditions, and determined that the useful life from the goodwill's inception should be revised from 20 years to 15 years.

                                                      2001    2002
                                                   GBP'000  GBP'000
   Cost
    At 1 January                                   208,112  208,112
    Additions                                            -       -
    At 31 December                                 208,112  208,112

   Amortisation
    At 1 January                                    16,230   30,356
    Charge for the year                             14,126   14,124
    At 31 December                                  30,356   44,480

   Net book value at 31 December                   177,756  163,632



TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


11.            TANGIBLE ASSETS

                                      Short-term   Office      Computer
                             Freehold Leasehold   Furniture   Equipment
							 Property Properties & Equipment & Software  Total
                             GBP'000   GBP'000     GBP'000     GBP'000  GBP'000
  Cost
      At 1 January 2002       10,045      2  		 5,454 		 3,944  19,445
      Additions                    -      -  		   507 		 1,340   1,847
      Disposals                    -      -  		  (832)		  (602) (1,434)
      At 31 December 2002     10,045      2  		 5,129 		 4,682  19,858

   Depreciation
      At 1 January 2002          670      2  		 3,455 		 2,217   6,344
      Charge for year            670      -  		   555 		 1,234   2,459
      Disposals                    -      -  		  (832)		  (601) (1,433)
      At 31 December 2002      1,340      2    		 3,178 		 2,850   7,370

   Net book value at 31
 December 2002                 8,705      -          1,951  	 1,832  12,488

  Cost
      At 1 January 2001            -      2  		 5,327 		 3,027   8,356
      Additions               10,045      -  		   439 		 1,093  11,577
      Disposals                              		 (312) 		 (176)
                                   -      -  		       		         (488)
      At 31 December 2001     10,045         		 5,454 		 3,944  19,445
                                          2
   Depreciation
      At 1 January 2001            -      2  		 3,167 		 1,328   4,497
      Charge for year            670      -  		   600 		 1,066   2,335
      Disposals                              		 (312) 		 (176)   (488)
                                   -      -
      At 31 December 2001        670         		 3,455 		 2,217   6,344
                                          2
   Net book value at 31        9,375         		 1,999 		 1,727  13,101
 December 2001                            -


On 5 January 2001 Thomson Directories Limited acquired the title to Thomson House, 296 Farnborough Road, Farnborough, Hampshire for the sum of GBP9,550,000 plus associated costs.

12.            STOCKS

                                                      2001    2002
                                                   GBP'000   GBP'000
 Raw materials                                          79     979
 Work in progress                                    7,786   7,151
     Total                                           7,865   8,130

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


13.            DEBTORS

                                                      2001    2002
                                                   GBP'000   GBP'000
   Amounts falling due within one year
    Trade debtors(1)                                17,903  18,673
    Other debtors                                    2,101   1,798
    Amounts owed by group undertakings                   8       -
    Prepayments                                      2,270   1,955
	   Total                                        22,282  22,426
   Amounts falling due after one year
    Amounts owed by parent undertaking               5,669     189


(1) Trade debtors are stated net of provisions for doubtful debts (see note 31).


14.CREDITORS - AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                      2001    2002
                                                   GBP'000   GBP'000

      Bank loans and overdrafts                      1,241     954
      Trade creditors                                3,703   4,504
      Amounts owed to parent undertakings           51,067  34,772
      Other creditors                                  101     332
      Corporation tax payable                        2,958   1,299
      Other taxation and social security             4,169   3,539
      Accruals and deferred revenue                 14,114  13,612
          Total                                     77,353  59,012


Included in `Amounts owed to parent undertakings' is an amount of GBP25,889,000 (2001: GBP39,094,000) relating to the Telecom Italia Finance S.A. loan (see note 16).


15.CREDITORS - AMOUNTS FALLING DUE AFTER ONE YEAR

                                                      2001    2002
                                                   GBP'000   GBP'000

      Bank loans and other borrowings               65,360  65,673
      Amounts owed to parent undertaking                 -      22
          Total                                     65,360  65,695



TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


16.BANK LOANS AND OTHER BORROWINGS

On  30  July  1999 the Group borrowed GBP70,000,000 under  a  senior subordinated  bridge financing facility from  CIBC  World  Markets
plc.   This  borrowing  was repaid on 15  October  1999  from  the proceeds of an issue of GBP70,000,000 Senior Subordinated Notes. The Senior Subordinated Notes incur interest of 12.125% and are repayable by 15 October 2009. On 17 March 2000 the Group completed an exchange offer on the outstanding GBP70,000,000 12.125%
Senior  Subordinated  Notes.  GBP69,250,000  of  these  notes   were
exchanged for GBP69,250,000 12.125% new Senior Subordinated Notes (the `Exchange Notes'). As of 21 March 2000 the Exchange Notes were registered under the US Securities Act of 1993, as amended. Following the change of control of the Group on 1 August 2000 a tender offer was made to acquire all the outstanding Exchange Notes at 101% of the principal amounts outstanding. Acceptances were received from holders of GBP2,250,000 of the notes.

On 29 December 2000 the Group borrowed GBP54,000,000 under a GBP65,000,000 one year syndicated revolving credit facility from Banca Commerciale Italiana (BCI). The effective interest rate on this facility was LIBOR plus 1.10%. The amount drawn down was used to repay the amounts outstanding on the existing senior debt
facilities.   On 14 December 2001 the Group repaid the outstanding
balance under this facility from the proceeds of a new GBP65,000,000 facility (see below).

On 14 December 2001 the Group borrowed GBP39,000,000 under a GBP65,000,000 Multicurrency Facility agreement with Sogerim S.A. (now Telecom Italia Finance S.A), a subsidiary of Telecom Italia S.p.A. On 10 September 2002 the Facility was renewed at the lower level of GBP55,000,000. During the year the Group repaid a total of GBP13.5 million against these facilities. The new facility is repayable on the earlier of 10 September 2003 or a change of
control.   The  directors believe they will be able  to  refinance
this facility when it becomes repayable .

Analysis of Loans

Group bank loans and other borrowings at period end are stated net of unamortised issue costs of GBP2,390,000 (2001: GBP2,746,000). These costs, together with the interest expense, are allocated to the profit and loss account over the term of the facility or debt instrument at a constant rate on the carrying amount.

                                     Value        Total Issue
                                                     Costs

                                   2001    2002     2001    2002
                                GBP'000  GBP'000  GBP'000 GBP'000
 Senior Subordinated Notes       67,750  67,750    6,140   6,140
 Revolving credit facility       39,000  25,500        -       -
   Total                        106,750  93,250    6,140   6,140



TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


16.BANK LOANS AND OTHER BORROWINGS - continued


The maturity analysis of the Group's bank and other borrowings is as follows:

                                                    2001    2002
                                                 GBP'000  GBP'000
   Within one year                                40,691  27,156
   Between 1 and 2 years                               -       -
   Between 2 and 3 years                               -       -
   Between 3 and 4 years                               -       -
   Between 4 and 5 years                               -       -
   After 5 years                                  67,750  67,750
   Issue costs                                    (2,746) (2,390)
      Total Loans                                105,695  92,516



17.            FINANCIAL INSTRUMENTS

Treasury

The Group's financial instruments comprise borrowings, cash and liquid resources, as well as derivative financial instruments. Short term trade debtors and trade creditors have been excluded from the following disclosures other than those relating to currency risk. The main purpose of all the financial instruments other than the derivatives is to raise finance for the Group's operations. The Group does not trade in financial instruments.
The Group periodically enters into derivative transactions (generally foreign exchange contracts). The purpose of these transactions is to manage currency risk.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks as described below. The policies adopted following the formation of the Group have been applied consistently.

Interest rate risk

The Group finances its operations through a combination of profits, long-term loans, high yield debt finance and bank borrowings. The directors aim to minimise exposure to fluctuating interest rates along with the potential impact on liquidity by holding a significant proportion of borrowings on fixed interest rates.

The Group raised high yield debt at fixed rates during 1999. The debt was raised in the form of Sterling bonds. The Sterling bonds were issued for GBP70 million, 96.8% of which were still outstanding at 31 December 2002. The Group has also raised long term loans using both fixed and variable instruments.

  At  31  December  2002  72.7%  (2001:   63.5%)  of  the  Group's
borrowings were at fixed rates.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


17.            FINANCIAL INSTRUMENTS

Liquidity risk

The Group policy is to ensure that it maintains continuous sources of funding with at least 50% of its borrowings maturing after more than five years. At 31 December 2002 72.7% were due to mature in more than 5 years (2001: 63.5%).

Foreign currency risk

The Group has low exposure to foreign currency risks. At 31 December 2002 the Group held Euro denominated bank balances of Euro 60,000 (or GBP40,000). At 31 December 2001 the equivalent figures were Euro 105,000 (or GBP64,000).

Financial assets and liabilities

The Group has chosen not to include short term debtors and short term creditors in the analysis of Financial Instruments, either due to the exclusion of short term items, or because they do not meet the definition of a financial asset or financial liability.

Financial assets

The  Group  had the following financial assets all of  which  were held as part of the financing arrangements of the Group:
                                    2001      2002
                                   GBP'000     GBP'000    Ruling currency

  Cash and short term deposits     1,612     1,456    Pounds sterling
  Cash and short term deposits        64        40    Euro
  Cash and short term deposits         1         -    US Dollars
                                   1,677     1,496

The short-term deposits are placed on money markets for overnight, 7 day and monthly periods. By this method the directors aim to maximize interest earnings whilst balancing the liquidity needs of all the companies within the Group.

The interest rate risk associated with financial assets is as follows:

  Currency                                Short-term deposits
                                             GBP,000
   At December 2002
   Sterling                                  1,044
   Euro                                          -
   US Dollars
   Total                                         -
                                             1,044

   At December 2001
   Sterling                                  1,607
   Euro                                         64
   US Dollars
   Total                                         1
                                             1,672

The short term deposits earn variable interest rates. Other sterling balances included in the table of financial assets are not interest bearing.


 TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


17.            FINANCIAL INSTRUMENTS - continued

Financial liabilities

The interest rate profile of the Group's financial liabilities (including accrued interest) at 31 December was:

                                Floating      Fixed       Financial
                                 Rate         rate       Liabilities
                               Financial   Financial     on which no
   Currency           Total    Liabilities Liabilities  Interest is paid
                      GBP'000    GBP'000      GBP'000 	    GBP'000

   At 31 December 2002
    Sterling         93,250     25,500       67,750            -

   At 31 December 2001
    Sterling        106,750     39,000       67,750            -


                                                     Financial
                            Fixed rate financial    liabilities
                                liabilities         on which no
                                                   interest is paid

                             Weighted    Weighted      Weighted
                              average     average       average
                             interest   period for    period until
                               rate       which         maturity
   Currency                            rate is fixed
                                %          Years         Years



At 31 December 2002
Sterling                    12.13         6.8              -

At 31 December 2001
Sterling                    12.13         7.8              -

The floating rate financial liabilities comprise sterling denominated bank borrowing that bear interest at rates based on LIBOR or EURIBOR. The average rate of interest on these loans at 31 December 2002 was 5.15% (4.90% at 31 December 2001).


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


17.            FINANCIAL INSTRUMENTS - continued

Foreign currency exposures

The table below shows the Group's currency exposures that give rise to net gains and losses recognised in the profit and loss account. These exposures represent the monetary assets and monetary liabilities of the group that are not denominated in sterling.

   Net foreign currency monetary assets/(liabilities) in GBP'000

   Currency of operation        US Dollar        Euro      Total

At 31 December 2002
Sterling                                -          40
                                                              40
At 31 December 2001
Sterling                                1          64         65

Maturity of financial liabilities

The   maturity   profit  of  the  Group's  financial   liabilities
(excluding short-term creditors) as at 31 December was as follows:
                                                 2001        2002
                                              GBP'000       GBP'000

  In one year or less or on demand             39,000      25,500
  Between one and five years                        -           -
  In more than five years                      67,750      67,750
                                              106,750      93,250

Borrowings facilities

The Group has an agreed revolving credit facility with its bankers which constitutes an "undrawn committed borrowing facility". As at 31 December 2002 the undrawn balance of this facility on which all conditions precedent had been met was as follows:
                                                          GBP'000

  Expiring in one year or less on demand                     3000

The Group also has two agreed credit facilities with Telecom Italia Finance S.A., a subsidiary of Telecom Italia S.p.A.

                                                          GBP'000

The  undrawn balance of these facilities, expiring
in one year or less or on demand, is:                      15,493


The facilities can be drawn at interest rates based on LIBOR or EURIBOR.



TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


17.            FINANCIAL INSTRUMENTS - continued

Fair values of financial assets and financial liabilities

Set  out below is a comparison by category of book values and fair
values   of   all  the  Group's  financial  assets  and  financial
liabilities as at 31 December 2002:

                                                     Book     Fair
                                                    value    value
                                                  GBP`000   GBP`000
Primary financial instruments held or issued to
finance the Group's operations:
  Short term borrowings and current portion of
long term borrowings                             (25,500)  (25,500)
  Long term borrowings                           (67,750)  (72,493)
  Cash deposits                                     1,496    1,496

Set  out below is a comparison by category of book values and fair
values   of   all  the  Group's  financial  assets  and  financial
liabilities as at 31 December 2001:

                                                     Book     Fair
                                                    value    value
                                                  GBP`000   GBP`000
Primary financial instruments held or issued to
finance the Group's operations:
  Short term borrowings and current portion of
long term borrowings                             (39,000)  (39,000)
  Long term borrowings                           (67,750)  (73,170)
  Cash deposits                                    1,677     1,677

Market values have been used to determine the fair value of all listed debt issued.


18.PROVISIONS FOR LIABILITIES AND CHARGES

                                                  2001     2002
                                               GBP'000    GBP'000
  Provisions for liabilities
and charges comprise:
     Provision for onerous contracts	          160      120
     Deferred tax                                   -        -
                                                  160      120

The onerous contract provision relates to the expected loss on the remainder of the lease term for the Enfield property.

                                                 Year      Year
                                                 ended    ended
                                                  31        31
                                               December  December
                                                 2001      2002
                                               GBP'000    GBP'000

  Balance as at beginning of period             1,268      160
  Charge/(release) to profit and loss account
               - onerous contracts provision    (1,108)    (40)
  Balance at end of period                         160     120


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


18.PROVISIONS FOR LIABILITIES AND CHARGES - continued

Financial Reporting Standard 19 - Deferred Tax has been adopted during the year. As at 31 December 2002 the following deferred tax assets have not been recognised in the balance sheet:

                                                  2001    2002
                                               GBP'000   GBP'000
  Accelerated capital allowances                  356       260
  Pension costs                                   (31)      100
  Onerous contracts                                 48        -
  Other timing differences                         638      539

        Deferred tax asset                       1,011      899


The deferred tax assets have not been recognised in the balance sheet as they are not expected to reverse in the foreseeable future.


19.  INTEREST IN JOINT VENTURE

                                                  2001    2002
                                               GBP'000   GBP'000
  At 1 January                                  (4,489)      -
  Share of loss retained                          (803)      -
  Reversal of share of losses on disposal        6,099       -
  Disposal of investment                          (807)      -

  At 31 December                                       -     -

Net book value at 31 December                          -     -


At 31 December 2000 the Group had a 47% joint venture interest in a Belgian directory start-up company, TDL Belgium S.A., acquired for GBP807,000 in 1999.

On 30 March 2001 the Group sold its investment in, and loans to, TDL Belgium S.A. to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for GBP4.1 million, the net asset value reflected in the Group's accounts on the date of sale.


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


20.SHARE CAPITAL AND SHARE PREMIUM

Share Capital

                                           2000      2001    2002
  Authorised                             GBP'000   GBP'000  GBP'000
     75,000,000 Ordinary shares of
GBP0.01 each								750       750      750

  Issued, called up and fully paid
     62,457,464 Ordinary shares of
GBP0.01 each								624       624      624

Share Premium

                                          2000      2001     2002
                                        GBP'000   GBP'000  GBP'000
Balance at 1 January and 31 December     61,833    61,833   61,833


21.            OTHER RESERVES

                                          2000     2001     2002
                                        GBP'000   GBP'000  GBP'000
Balance at 1 January and 31 December     40,000   40,000   40,000


On 30 July 1999 the Company received a distributable, capital contribution of GBP40,000,000 from TDL Infomedia Holdings plc. The contribution was made by payment of GBP28,566,000 in cash and the transfer of 76,244 shares in TDL Group Limited


22.            PROFIT AND LOSS ACCOUNT

                                                  2001      2002
                                                GBP'000    GBP'000
  Opening balance                               (11,242)   (16,980)
  Retained loss for the period                   (5,738)    (1,943)
  Closing balance                               (16,980)   (18,923)


23.            RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                         Year     Year     Year
                                        ended    ended    ended
                                          31       31       31
                                       December December  December
                                         2000     2001     2002
                                      GBP'000   GBP'000   GBP'000

  Retained loss for the period        (11,328)   (5,738)   (1,943)
  Opening shareholders' funds         102,543    91,215    85,477
  Closing shareholders' funds          91,215    85,477    83,534



TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


24.            PENSIONS

The pension scheme is a defined benefit scheme, externally funded, and the Group assets are held in a separate trustee administered fund. The trustee company is Thomson Directories Pension Company Limited. The pension cost is assessed in accordance with the advice received from an independent qualified actuary on the basis of financial valuations.

The cost for the period was:

                                         Year     Year     Year
                                        ended    ended    ended
                                          31       31       31
                                       December December  December
                                         2000     2001     2002
                                      GBP'000   GBP'000   GBP'000
  Regular pension cost at 8.84%
(2001: 8.7%) of
pensionable salaries				   1,148    1,405     1,383
   Imputed interest at 8% (2001:  8%)
on prepayment                           (285)    (112)       (8)
                                         863    1,293     1,375


The regular pension cost percentage was amended from 8.7% to 8.84% based on actuarial assumptions following changes to the scheme that restricted membership to employees with at least 12 months service (to 30 June 2000 - 8%). The interest rate of 8% (to 30 June 2000 - 10.5%) is based on information contained in the actuarial valuation at 30 June 2000. The restatement reflects a revision to the imputed interest calculation.

  The triennial valuation of the scheme was carried out at 30 June 2000 using the Projected Unit Method. The material assumptions were:

                                                       Realistic
                                                        Basis
  Rate of return on investments
   - during active membership                            8.0%
   - at other times                                      6.3%
  Increase in pensionable salaries                       4.8%
  Increase in pensions                                   2.7%

The actuarial valuation at 30 June 2000 (performed by actuaries, Hewitt, Bacon and Woodrow) showed that the market value of the scheme's assets was GBP31,000,000 and that the actuarial value of those assets represented 120% of the benefits that had accrued to members, after allowing for expected future increases in earnings. Cash contributions from the company resumed during 2002, at the rate of 6% of pensionable salariers (2001: 0%). The contribution of employees remains at between 4.0% and 5.5% of earnings.

A provision of GBP0.3 million is included in current liabilities (2001: prepayment of GBP0.1 million).

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


24.            PENSIONS - continued

Pension disclosure statement in respect of FRS 17

The following additional disclosure on pensions is required under Financial Reporting Standard 17.

The valuation used for this disclosure has been based on the most recent actuarial valuation of the Scheme as at 30 June 2000 updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the Scheme at 31 December 2002. Scheme assets are stated at their market values at 31 December 2002.


Actuarial Assumptions adopted as at 31 December

                                                2001      2002
  Discount rate                                5.8% pa    5.6% pa
  Rate of general increase in salaries         4.5% pa    3.8% pa
  Rate of price inflation                      2.5% pa    2.3% pa
  Rate of increase to pensions in payment      2.5% pa    2.3% pa


Assets in the Scheme and their expected rates of return as at 31 December

  Main Asset Categories  Long term  Value as  Long term Value as
                          rate of      at      rate of     at
                          return       31      return      31
                         expected   December  expected  December
                           as at      2001      as at     2002
                            31      GBP'000       31      GBP'000
                         December             December
                           2001                 2002

  Equities                8.0% pa    22,985     8.1% pa    18,953
  Corporate Bonds         5.8% pa     1,046     5.0% pa       966
  Government Bonds        5.0% pa     2,932     4.5% pa     2,374

  Total Market Value                 26,963                22,293


Value of Scheme Assets and Liabilities as at 31 December

                                                   2001      2002
                                                 GBP'000    GBP'000

  Market Value of Scheme Assets                   26,963    22,293
  Present Value of Scheme Liabilities             32,800    37,289
  Deficit in the Scheme                           (5,846)  (14,996)


The  related  deferred tax asset at the standard  rate  of  30%
  would be GBP4,499,000 (2001: GBP1,754,000).

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


24.            PENSIONS - continued

Components of the Pension Charge if FRS 17 had been adopted

If FRS 17 had been adopted in these accounts the Profit and Loss account would have included the following:

                                                           2002
                                                          GBP'000

  Amount chargeable to Operating Profit
   Current Service Cost                                    2,264

  Amount credited to Other Finance Income
   Expected Return on Scheme Assets                       (2,044)
   Interest on Scheme Liabilities                          1,903

  Net Credit                                               (141)



If FRS 17 had been adopted in these accounts the Statement of Total Recognised Gains and Losses would have included the following:

Analysis  of  amount  recognised  in  the  Statement  of  Total
Recognised Gains and Losses (STRGL)

                                             2002    % of scheme
                                            GBP'000    assets/liab
                                                       ilities

  Actual return less expected return on                34.4% of
  Scheme Assets                             (7,675)  scheme assets

  Experience gains and losses arising on               0.9% of
  Scheme Liabilities                           318 scheme liabilities

  Changes in assumptions underlying the                1.6% of
  present value of the Scheme Liabilities    (609) scheme liabilities

 Actuarial loss recognised in the STRGL    (7,966)


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


24.            PENSIONS - continued

Pension disclosure statement in respect of FRS 17 - continued

The movement in the deficit in the Scheme during 2002 under FRS
17 reporting would have been as follows:

                                                           2002
                                                          GBP'000

  Deficit in the scheme at the start of the year         (5,846)
  Current Service Cost                                   (2,264)
  Contributions                                             939
  Past service costs                                          -
  Other finance income                                      141
  Actuarial loss                                         (7,966)

  Deficit in the scheme at the end of the year          (14,996)


Impact on the Group's Balance Sheet if FRS 17 had been adopted

                                                   2001      2002
                                                 GBP'000    GBP'000

  Net assets                                     85,477    83,534
  Pension liability under FRS 17                 (5,846)  (14,996)
  Additional pension adjustment                    (104)      332
    Net assets if FRS 17 were adopted            79,527    68,870

  Profit and loss Reserve                       (16,980)  (18,923)
  Pension reserve under FRS 17                   (5,846)  (14,996)
  Additional pension adjustment                    (104)      332
    Profit and loss reserve if FRS 17 were
  adopted                                       (22,930)  (33,587)


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


25.            OPERATING LEASES

                                                         2002
                                                        GBP'000
    Annual commitments under non-cancellable operating leases which are as follows:

       Land and buildings
         Within one year                                   57
         Between one and five years                       188
         After five years                                  77
                                                          322
       Other
         Within one year                                  244
         Between one and five years                     1,703
         After five years                                   -
                                                        1,947


26.            CAPITAL COMMITMENTS
                                                2001     2002
                                               GBP'000  GBP'000

  Capital  expenditure commitments  contracted    37      107
  for but not provided


27.            RELATED PARTY TRANSACTIONS

In July 1998, Thomson Directories Limited formed a joint venture with InfoSpace.com, Inc. pursuant to which TDL InfoSpace (Europe) Limited, the joint venture vehicle, would develop Internet content services by acquiring Internet content, developing technology to enable the use of that content such as through data search and retrieval and developing distribution channels for the sale of that content and technology. Thomson Directories Limited and InfoSpace.com, Inc. each initially contributed GBP300,000 to the joint venture. Gary List, the Chief Executive Officer of TDL Group Limited and Thomson Directories Limited, was a director of InfoSpace.com, Inc. from July 1998 to May 2000.

TDL InfoSpace (Europe) Limited holds non-exclusive licences of Thomson Directories' database and InfoSpace.com, Inc's website technology for the purposes of developing and marketing Internet content services. In addition, for the period July 1998 to August 2000, Thomson Directories Limited and TDL InfoSpace (Europe) Limited were parties to a website services agreement under which TDL InfoSpace (Europe) Limited hosted Thomson Directories' website (www.thomweb.co.uk) and Thomson Directories had an exclusive sales agency agreement with TDL InfoSpace (Europe) Limited to sell enhanced classified business listings on their behalf to customers in the United Kingdom. We retained a sales commission for this activity and paid an annual fee to TDL InfoSpace (Europe) Limited for their services.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


27.            RELATED PARTY TRANSACTIONS - continued

In January 1999, Thomson Directories Limited sold its interest in TDL InfoSpace (Europe) Limited at cost for GBP300,000 to TDLI.com Limited, a company owned by the principal shareholders of TDL
Infomedia   Limited.  At  the  time  four  directors  of   Thomson
Directories Limited, Mr GC List, Ms LM Pancratz, Mr JG Hudson and Mr KJ Watson were directors of TDLI.com Limited. At the time seven directors of TDL Group Limited, Mr GC List, Ms LM Pancratz, Mr J G Hudson, Mr KJ Watson, Mr HW Battcock, Mr BR Norman and Mr EA Barton were directors of TDLI.com Limited. On 29 January 1999 Mr GC List, Ms LM Pancratz, Mr KJ Watson, Mr JG Hudson, Mr BR Norman and Mr HW Battcock and their immediate families held beneficial interest in shares of TDL Group Limited and TDLI.com Limited. In addition, Mr HW Battcock had an interest in funds which had invested in TDLI.com Limited and TDL Group Limited.

In connection with its purchase of the joint venture interest, TDLI.com Limited assumed some of the rights and obligations of Thomson Directories Limited under the agreement governing the joint venture. However, Thomson Directories Limited agreed to guarantee the performance by TDLI.com Limited of all of its obligations under the agreement.

TDLI.com Limited's purchase of the joint venture interest was funded by Thomson Directories Limited pursuant to an intercompany funding agreement, with interest accruing at four per cent per annum above the base rate at Barclays Bank plc. As at 30 December 1999, the amount outstanding under the intercompany funding agreement was GBP300,000.

During the period 1 January 1999 to 30 July 1999 and the period 31 July 1999 to 31 December 1999 GBP29,166 and GBP20,833 respectively was received in connection with the Database Licence agreement with TDL InfoSpace (Europe) Limited.

The amounts received as sales commission and paid as fees under the Website Services agreement with TDL InfoSpace (Europe) Limited during the period 1 January 1999 to 30 July 1999 amounted to GBP1,427,000 and GBP44,450 respectively. The amounts received as sales commission and paid as fees under this agreement during the period 31 July 1999 to 31 December 1999 amounted to GBP1,417,000 and GBP56,623 respectively. The amounts received as sales commission and paid as fees under this agreement during the period 1 January 2000 to 31 August 2000 amounted to GBP3,113,616 and GBP117,128 respectively.

During the periods 1 January 1999 to 30 July 1999 and 31 July 1999 to 31 December 1999 GBP51,292 and GBP88,654 respectively was received in respect of costs incurred by the Group on behalf of TDL InfoSpace (Europe) Ltd. During the year to 31 December 2000 the Group received GBP394,184 and from TDL InfoSpace (Europe) Limited in connection with costs incurred by the Group on its behalf.

On 1 September 2000, InfoSpace Inc (previously InfoSpace.com Inc.) acquired 100% of the issued share capital of TDLI.com Limited. The amounts owed by TDLI.com Limited to Thomson Directories Limited under the intercompany funding agreement were settled in full on completion of the sale and, with the exception of the restriction from engaging in activities that would compete with TDL InfoSpace (Europe) Limited (which remains in effect for a period of one year), Thomson Directories Limited was released from all obligations and guarantees under the TDL InfoSpace (Europe) Limited joint venture agreement. Mr List, Mr Watson and Ms Pancratz resigned as directors of TDLI.com Limited and TDL InfoSpace (Europe) Limited at that time.

Thomson Directories Limited continues to licence its database on a non-exclusive basis to TDL InfoSpace (Europe) Limited under the terms of a revised database licence agreement dated 1 September 2000 for the purposes of TDL InfoSpace (Europe) Limited developing and marketing Internet content services.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


27.            RELATED PARTY TRANSACTIONS - continued

On 1 September 2000 Thomson Directories Limited entered into a new website and merchant services agreement with TDL InfoSpace (Europe) Limited pursuant to which Thomson Directories Limited has exclusive rights to sell preferred listings on the "InfoSpace Network" in the United Kingdom. We pay a monthly fee to TDL InfoSpace (Europe) Limited based on the revenues earned from advertisers or other third parties purchasing listing enhancements provided under this agreement. The agreement also sets forth the revenue sharing arrangements in respect of revenue generated from sales of banner advertisements and sponsorship.

On 30 July 1999 the Company purchased an interest in TDL Group Limited. Three directors of the Company, Mr GC List, Ms LM Pancratz and Mr KJ Watson, were directors of TDL Group Limited and had a beneficial interest in both TDL Group Limited and TDL Infomedia Limited, the Company's ultimate holding Company, at the time.

Thomson Directories Limited recharges the Thomson Pension Fund the costs of administration and independent advisors borne by Thomson
Directories  Limited.   The total amount recharged  in  the  seven
month period to 30 July 1999 was GBP43,887 and during the five month period from 31 July 1999 to 31 December 1999 was GBP15,281. The total amounts recharged during 2000, 2001 and 2002 were GBP13,264, GBP22,874 and GBP25,568 respectively.

On 22 September 1999 the Company loaned GBP52,120 to Singer & Friedlander Trust Company (Isle of Man) Limited Trustee of the TDL Employee Incentive Trust.

Prior to the sale of TDL Belgium on 30 March 2001 the Group loaned BEF 146 million, BEF 331 million and BEF100 million to the joint venture during 1999, 2000 and 2001 respectively. On 30 March 2001 the Group sold its investment in, and loans to, TDL Belgium S.A. to a newly formed company, TDL Infomedia B.V., a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for GBP4.1 million, the net asset value reflected in the Group's accounts on the date of sale. Three directors of the company, Mr GC List, Ms LM Pancratz and Mr KJ Watson were also directors of TDL Belgium S.A. throughout 2001. Mr GC List retired on 1 February 2002.

During 2001 the Group recharged MyBlueCat.com Limited, a wholly owned subsidiary of TDL Infomedia Limited, GBP40,000 (2001: GBP40,000) in respect of management charges and GBP198,608 (2001: GBP767,143) in respect of other costs. Two of the directors of the Group, Ms Pancratz and Mr Watson are also directors of MyBlueCat.com
Limited.    On   31   December  2001  the  Group  purchased   from
MyBlueCat.com Limited, a wholly owned subsidiary of TDL Infomedia Limited, computer equipment at its net book value of GBP162,275. On 19 December 2002 the Group purchased the net liabilities of MyBlueCat.com Limited at their net book value of GBP1,000.


28.    POST BALANCE SHEET EVENTS

On 12 March 2003 the Group's Italian holding company, Telecom Italia S.p.A., announced its intention to merge with Olivetti S.p.A. As part of this restructuring Telecom Italia S.p.A. also announced that it no longer regards its directories businesses as core to ongoing operations. Consequently, there is a possibility that SEAT Pagine Gialle S.p.A., the immediate Italian parent company of the Thomson Group, may be disposed of. All of the Group's facility agreements with Telecom Italia Finance S.A. are repayable on demand upon such a change of control.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


29.    ULTIMATE HOLDING COMPANY

The immediate parent undertaking is TDL Infomedia Holdings plc. The ultimate U.K. holding company is TDL Infomedia Limited.

The Group's holding company and controlling party is Pirelli S.p.A. Copies of the holding company's financial statements may be obtained from the Company Secretary of Pirelli S.p.A., Viale Sarca 222, 20126, Milan, Italy.

30. NEW U.K. ACCOUNTING STANDARDS

In 2000 the U.K. Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 17 "Retirement Benefits".

FRS 17 introduces radical changes to the way companies account for defined benefit pension schemes. The FRS approaches pension cost accounting from a balance sheet perspective, requiring pension scheme assets to be measured at market value, pension scheme liabilities to be measured using an actuarial valuation method and discounted using a corporate bond rate and the resulting pension scheme surplus or deficit to be recognised immediately on the company balance sheet. Actuarial gains and losses are to be recognised immediately in the statement of recognised gains and losses. The cost of benefit improvements are to be charged to the profit and loss account as soon as they vest. The Group is not required to adopt the FRS fully until the year ending 31 December 2003 although additional disclosure has been provided in note 24, as required.

FRS  19  introduces a form of full provision method of  accounting for deferred tax. It requires tax to be provided on timing differences that have originated but not reversed by the balance sheet date, but only where the company has an obligation to pay more tax in the future as a result of the reversal of those timing differences. The Group adopted FRS 19 for the year ended 31 December 2002. Prior year results have been restated but with no impact.

31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ('U.K. GAAP'), which differ from generally accepted accounting principles in the United States ('U.S. GAAP').

The following is a summary of the adjustments to profit after tax for the financial year and shareholders' funds which would have been required if U.S. GAAP had been applied instead of U.K. GAAP.

Work in progress

Under U.K. GAAP, sales related costs and other direct overhead amounts are deferred and capitalised as inventoriable costs to the extent the expenditures are incurred in the normal course of business to bring the product or service to its present location and  condition.  Previously under US GAAP this treatment was  also
acceptable.  However,  after  giving  consideration  to   guidance
provided  by SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue
Recognition    in    Financial   Statements"    (and    subsequent
interpretations) the Group changed its accounting for the deferral of sales and other related overheads for US reporting purposes. Based upon the new guidance, the Group defers only incremental direct costs associated with selling and creating the directories for US GAAP reporting. The Group recorded a one-time, after-tax earnings reduction of GBP3,580,000, GBP(0.09) per share, during the year ended 31 December 2000 to reflect the cumulative effect of the accounting change.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Goodwill

Under U.K. GAAP, for accounting periods ended before 23 December 1998, goodwill arising on the acquisition of a subsidiary could be set off against reserves in the year in which that subsidiary was acquired. Under U.S. GAAP, such goodwill is capitalised and amortised through the profit and loss account over its estimated useful life, not exceeding 40 years. The Company has an amortisation period of 15 years. For U.S. GAAP purposes, the carrying amount of goodwill is periodically compared with future estimated cash flows over the remaining amortisation period. In the event the carrying value is in excess of the future estimated undiscounted cash flows from operating activities, an impairment loss is recognised.

Under U.K. GAAP, assets which are not considered ''separable'' from the principal business under FRS 7 ''Fair Value in Acquisition Accounting'' are included as goodwill on acquisition. U.S. GAAP requires that intangible assets related to name licences, patents and brand names be excluded from goodwill and treated as intangible assets. See ''Name Licence'' below.

The cost of goodwill under US GAAP is based on 54.69% carry over of the goodwill from the acquisition completed in June 1997 and 45.31% of the goodwill from the acquisition completed in July
1999.   The  new accounting basis for TDL Infomedia Group  plc  is based on Apax Partners & Co Ventures Limited's acquisition of 45.31% of the outstanding voting stock of TDL Infomedia Limited, the ultimate holding company of TDL Infomedia Group plc. The fair value of net liabilities acquired on this basis under US GAAP on the 30 July 1999 were GBP27,415,000. Under U.K. GAAP, fair value adjustments relate to original estimates which were made for pension prepayments, investments and creditor balances. The fair value of the pension prepayment for U.S. GAAP was recorded at 31 December 1999.

The Group performed impairment reviews in respect of long lived assets, including goodwill, following the acquisition of its ultimate U.K. holding company, TDL Infomedia Limited, by SEAT Pagine Gialle SpA on 1 August 2000, in light of changing market conditions. A similar impairment review was carried out on 31 December 2001. No adjustment to carrying values was considered necessary by the Group at that time.

TDL Infomedia Group plc has complied with FAS 142 "Goodwill and Intangible Assets" with effect from 1 January 2002. As a consequence of the adoption of FAS 142 as from 1 January 2002, goodwill amortization under US GAAP ceased from that date. FAS 142 changes the accounting measurement for goodwill from an amortization method to an impairment only method.

On adoption of FAS 142, the Group tested the existing goodwill for impairment. The Group is considered to be a single reporting unit for the purpose of the test. The first step of the goodwill impairment test did not identify an impairment, consequently no adjustment to carrying values at 31 December 2002 was considered necessary by the Group.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Goodwill - continued

FAS 142 does not require prior periods to be restated. Therefore, in all tables presented in this note, 2002 amounts are presented in compliance with FAS 142 whereas 2001 and 2000 amounts are not. The following table sets forth on a post-tax basis what the Group's consolidated US GAAP net loss would have been in 2001 and 2000 if adjusted to exclude amortisation expense related to goodwill that are no longer amortised.

                                        2000      2001     2002
                                       GBP'000   GBP'000  GBP'000

Reported net loss under US GAAP        (9,991)  (20,421)  (4,708)
Amortisation expense for goodwill       6,349     7,551        -

Adjusted net loss under US GAAP        (3,642)  (12,870)  (4,708)


Carrying amount of goodwill

The movements in the carrying amount of goodwill recognised under U.S. GAAP for the years ended 31 December 2002, 2001 and 2000 were as follows:

                                             2000   2001    2002
                                           GBP'000  GBP'000 GBP'000

1 January                                  104,802  98,453  90,902
Additions due to purchase business
combinations							         -       -       -
Amortisation expense                        (6,349) (7,551)      -
Impairment losses                                -       -       -
31 December                                 98,453  90,902  90,902

Pension plans

U.S. GAAP requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions in determining the provision for pension benefits. U.K. GAAP permits the use of longer term discount rates. In addition to the difference in discount rates, the amortisation procedure under U.S. GAAP applies a corridor approach for recognising gains and losses in the determination of periodic expense. The corridor approach shields actuarial gains and losses falling within a defined corridor from required amortisation. The corridor is defined as the greater of 10 per cent of the market-related asset value or 10 percent of the projected benefit obligation as of the beginning of the year.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Pension plans - continued

Under both U.K. GAAP and U.S. GAAP, the cost of providing pensions under TDL's defined benefit schemes is charged to the consolidated profit and loss account over the employees' service lives. U.S. GAAP requires that the projected benefit obligations be matched against the fair value of the schemes' assets and that adjustments be made to reflect any unrecognised obligations or assets in determining the pension cost or credit for the period.

Additional Pension and Post-retirement Benefits under U.S. GAAP

                                               Year      Year
                                              ended     ended
                                                31        31
                                             December   December
                                               2001      2002
                                            GBP'000     GBP'000
  Benefit obligation at beginning of period  29,615    32,809
  Service cost                                2,164     2,264
  Interest cost                               1,703     1,903
  Plan participants' contributions              790       872
  Actuarial loss/(gain)                        (573)      291
  Benefits paid                                (890)     (850)
  Benefit obligation at end of period        32,809    37,289

  Fair value of plan assets at beginning of
period                                       30,452    26,963
  Actual return on plan assets               (3,389)   (5,631)
  Employer contributions                          -       939
  Plan participant contributions                790       872
  Benefits paid                                 (890)    (850)
  Fair value of plan assets at end of period  26,963   22,293

  Funded status                              (5,846)   (14,996)
  Unrecognised actuarial loss                  6,837    14,549
  Prepaid pension balance/
  (pension provision)                            991      (447)
  Provision for shortfall against accrued
benefit obligations                           (3,205)  (11,354)
  Prepaid pension/(pension shortfall)         (2,214)  (11,801)


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Additional Pension and Post-retirement Benefits under U.S. GAAP - continued

                                     Year      Year      Year
                                     ended    ended     ended
                                      31        31        31
                                   December  December   December
                                     2000      2001      2002
                                    GBP'000  GBP'000   GBP'000
  Service cost                       1,822    2,164     2,264
  Interest cost                      1,564    1,703     1,903
  Expected return on plan assets    (2,597)  (2,284)   (2,044)
  Net amortisation                      -         -       254
    Net periodic cost                  789    1,583     2,377


Assumptions used to determine pension cost for the defined benefit plan were:

                                       31       31       31
                                    December   December  December
                                      2000     2001     2002
                                       %         %	      %
  Discount rate                       5.8       5.8      5.6
  Rate of return on assets            7.5      7.58     7.58
  Salary growth                       4.5       4.5      3.8


Share options

No options were issued in 2000, 2001 or 2002.


Name licence

Under U.K. GAAP, the name licence acquired in the 4 June 1997 leveraged buy out was not considered as a separate asset because it was determined not to be separable from the business and was written off against reserves as goodwill. Under U.S. GAAP, the name licence was treated as a separate asset, and was capitalised. For U.S. GAAP purposes it is amortised over its useful life of five years.


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Taxation

Under U.K. GAAP, deferred tax is provided using the liability method for all timing differences to the extent that it is probable that the liability will crystallise in the foreseeable future. U.S. GAAP requires deferred TDL Group Limited taxation to be provided in full, using the liability method on all temporary differences between the tax and book basis of assets and liabilities.

Under U.S. GAAP, deferred tax assets and liabilities are recognised for all temporary timing differences and income tax losses, in accordance with FAS 109 ''Accounting for Income Taxes.'' Valuation allowances with respect to deferred tax assets are provided when it is considered more likely than not that all, or a portion, of the deferred tax assets will not be realised.

All profit before taxation was earned in the United Kingdom.


Joint Ventures

Under  UK  GAAP,  the  Group's  interest  in  joint  ventures  is accounted for using the "gross equity method of accounting". Under this method of accounting, the Group's share of turnover, operating profit, interest and taxation of its joint ventures is included in the appropriate captions in the consolidated profit and loss account, and its investment in joint ventures is presented on the consolidated balance sheet analysed between its share of gross assets and gross liabilities.

Under US GAAP, the Group's share of after tax profits would be reflected as a single line item before minority interest and the investment in joint ventures would be reflected as a single line item on the consolidated balance sheet. This difference in presentation would have no impact on net loss or shareholder's equity/(deficit).


Administrative expenses - staff costs

Under  UK  GAAP  deferred consideration payable  by  SEAT  Pagine
Gialle S.p.A in respect of acquiring the Group is accounted for in the books of that company, and does not impact the amounts recorded in the Group's financial statements.

Under US GAAP certain consideration paid in accordance with the terms of the acquisition of TDL Infomedia Limited by SEAT Pagine Gialle S.p.A., has been accounted for as compensation expense by SEAT. Under US GAAP, pursuant to the provisions of Staff Accounting Bulletin No. 55, this expense should be reflected in the profit and loss account of the Group.

The loss for the year ended 31 December 2001 under US GAAP has been restated as required by APB20 to reflect this compensation adjustment.
TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Effect on loss after tax and shareholders' funds of differences between U.K. GAAP and U.S. GAAP



                                           Year     Year    Year
                                           ended    ended    ended
                                            31       31      31
                                        December  December  December
                                           2000     2001    2002
                                                  Restated
Effect on loss after tax:                GBP'000   GBP'000  GBP'000

  Loss for the financial year under
U.K. GAAP                                (11,328) (5,738)  (1,943)
    Work in progress                          79    (782)      39
    Amortisation of goodwill               5,561    6,575  14,124
    Pension benefit                           74    (290)  (1,002)
    Amortisation of name licence            (691)   (691)    (692)
    Administrative expenses - staff costs      - (19,549) (15,535)
    Deferred taxes: On above adjustments    (106)     54      301
                          Methodology           -      -        -
  Net loss under U.S. GAAP before
cumulative effect of change in
accounting principle					  (6,411) (20,421) (4,708)
     Cumulative effect of change in
accounting principle, net of tax          (3,580)       -       -
  Net loss under U.S. GAAP                (9,991) (20,421) (4,708)


Effect of restatement:

  Net loss under U.S. GAAP before effect
of restatement described above                       (872)
  Effect of restatement                           (19,549)
  Net loss under U.S. GAAP                        (20,421)


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Effect on loss after tax and shareholders' funds of differences between U.K. GAAP and U.S. GAAP - continued


                                                     31      31
                                                  December  December
                                                    2001    2002
Effect on shareholders' funds:                   GBP'000    GBP'000

    Shareholders' funds under U.K. GAAP           85,477    83,534
     Work in progress                             (4,283)   (4,245)
     Cost of goodwill                           (101,029)  (72,730)
      Amortisation of goodwill                    14,175         -
     Prepaid pension                                 887      (115)
     Pension scheme accrued benefit obligation    (3,205)  (11,354)
     Name licence cost                             3,860     3,860
     Name licence amortisation                    (3,168)   (3,860)
     Debt issue costs included in current assets   2,746     2,390
     Gross up of total debt to exclude debt
        issue costs	         					  (2,746)   (2,390)
     Deferred taxes                                 (266)       35

    Shareholders' funds under U.S. GAAP           (7,552)   (4,875)



                                                        U.S. GAAP
                                                         GBP'000
Movements in Shareholders' funds under U.S. GAAP:

     Balance at 1 January 2001                            (3,475)

     Loss for the year (restated)                        (20,421)
     Pension scheme accrued benefit obligation            (3,205)
     Comprehensive loss                                  (23,626)

     Capital contribution - consideration accounted
        for as compensation by parent company             19,549

     Balance at 31 December 2001                          (7,552)

     Loss for the year                                    (4,708)
     Pension scheme accrued benefit obligation            (8,150)
     Comprehensive loss                                  (12,858)

     Capital contribution - consideration accounted
        for as compensation by parent company             15,535

     Balance at 31 December 2002                          (4,875)


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Group Cash Flow Statements

The Group Cash Flow Statements present substantially the same information as that required under U.S. GAAP. U.K. GAAP and U.S. GAAP differ, however, with regard to classification of items within the statements and as regards the definition of cash and cash equivalents. The principal differences between U.K. GAAP and U.S. GAAP cash flow presentation are as follows:

1. Under U.K. GAAP, net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance and (b) taxes paid. Under U.S. GAAP, net cash flow from operating activities is determined after these items.

2.Under U.K. GAAP, capital expenditure is classified separately, while under U.S. GAAP, it is classified as an investing activity.

3.Under U.K. GAAP, movements in short-term investments are not included in cash, but classified as management of liquid resources. Under U.S. GAAP, short term investments with an original maturity of three months or less are included within cash and cash equivalents.


The categories of cash flow activity as defined under U.S. GAAP can be summarised as follows:

                                      Year      Year      Year
                                      ended    ended     ended
                                       31        31        31
                                    December  December   December
                                      2000      2001       2002
                                    GBP'000   GBP'000    GBP'000
  Cash provided by operating
activities							  2,711    18,308    16,508
  Cash used in investing
activities						     (1,482)  (10,739)   (1,710)
  Cash (used in)/provided by
financing activities			     (4,521)  (14,125)  (14,979)
  Increase/(decrease) in cash and
cash equivalents           		     (3,292)   (6,556)     (181)
  Cash and cash equivalents at
beginning of period under U.S. GAAP  11,525     8,233     1,677
  Cash and cash equivalents at
end of period under U.S. GAAP         8,233     1,677     1,496


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued


Other disclosures under U.S. GAAP and presentation differences

Current assets under U.K. GAAP include amounts which fall due after more than one year. Under U.S. GAAP such assets would be reclassified as non-current assets. Provisions for liabilities and charges under U.K. GAAP include amounts due within one year which would be reclassified to current liabilities under U.S. GAAP.


Valuation and qualifying accounts

                                   Charged  Charged
                           31     to profit   to                     31
                         December and loss   other    Deductions  December
                          2001     account  accounts                2002

Doubtful debt provision  5,368    3,753         -       (4,992)    4,129
Other provisions           127       15         -         (103)       39
   Total                 5,495    3,768         -       (5,095)    4,168


                                   Charged  Charged
                           31     to profit   to                     31
                         December and loss   other    Deductions  December
                          2001     account  accounts                2002

Doubtful debt provision  5,036    4,456         -       (4,124)    5,368
Other provisions           905       57         -         (835)      127
   Total                 5,941    4,513         -       (4,959)    5,495


                                  Charged  Charged
                          31     to profit   to                     31
                        December and loss   other    Deductions  December
                         2001     account  accounts                2002

Doubtful debt provision  4,660    4,596         -       (4,220)    5,036
Other provisions         1,179      684      (179)        (779)      905
   Total                 5,839    5,280      (179)      (4,999)    5,941


Debt issuance costs

Under U.K. GAAP, debt issuance costs are shown as a reduction of the liability and amortised over the debt terms. Under US GAAP, these costs are capitalized as an asset and amortised over debt terms. The Company had net deferred financing costs of GBP2,390,000
and   GBP2,746,000  at  31  December  2002  and  31  December   2001
respectively.


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued


Operating leases

                                                         2002
                                                        GBP'000
  Total commitments under operating leases which expire in the following periods are:


     Land and buildings
        Within one year                                  322
        Within one to two years                          224
        Within two to three years                        176
        Within three to four years                       207
        Within four to five years                        130
        Thereafter                                       238
                                                       1,297

     Other
        Within one year                                1,947
        Within one to two years                        1,550
        Within two to three years                        872
        Within three to four years                       162
        Within four to five years                          7
        Thereafter                                         -
                                                       4,538

Total minimum future rentals receivable under non-cancelable subleases at 31 December 2002 amount to GBP1,539,000.


Impact of new accounting standards

As disclosed in the notes to the audited financial statements, included elsewhere in this report, we prepare our accounts in accordance with U.K. GAAP and reconcile profit after taxation, shareholders' equity and cash flows to U.S. GAAP. At 31 December 2002, the following new accounting standards had been issued by the Financial Accounting Standards Board:

FAS 143 "Accounting for Asset Retirement Obligations" requires that obligations associated with the retirement of tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. The standard will become effective for the Group from 1 January 2003. FAS 143 has no impact on the financial information presented.


TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued


31. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Impact of new accounting standards - continued

FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" provides guidance on estimating cash flows when performing recoverability tests, requires that a long-lived asset to be disposed of other than by sale be classified as "held and used" until it is disposed of and establishes more restrictive criteria to classify an asset as "held for sale". The standard was applicable to the Group's financial statements for the year ended 31 December 2002. Adoption of FAS 144 had no impact on the financial information presented.

FAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. The standard will become effective for exit or disposal activities initiated after 31 December 2002. Retroactive application of the of FAS 146 is prohibited and it will therefore have no impact on the opening balance sheet or consolidated retained earnings at 1 January 2003. The Group will adopt FAS 146 with effect from 1 January 2003.

FAS 148 "Accounting for Stock Based Compensation - Transition and Disclosure" amends FAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The standard was first applicable to the Group's financial statements for the year ended 31 December 2002. Adoption of FAS 148 had no impact on the financial information presented.