Form 20-F
period 2003-12-31
TDL INFOMEDIA GROUP PLC
filed 2004-03-24
CIK 1102439

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from_________to__________

Commission file number 333-11296

TDL INFOMEDIA GROUP PLC
(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES
(Jurisdiction of incorporation of organization)

THOMSON HOUSE, 296 FARNBOROUGH ROAD, FARNBOROUGH, HAMPSHIRE GU14 7NU, ENGLAND
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

62,457,464 Ordinary shares of £0.01 each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _____X______	No _______________

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 _________	Item 18 _____X_____

Unless otherwise indicated, the words ''we,'' ''our'', ''us'' and "the Group" collectively refer to TDL Infomedia Group plc and its subsidiaries. These subsidiaries include our principal operating subsidiary, Thomson Directories Limited. ''Thomson group'' refers to TDL Infomedia Limited, the ultimate U.K.parent company of TDL Infomedia Group plc and its subsidiaries.

CURRENCY PRESENTATION

In this annual report, unless otherwise specified or the context otherwise requires, references to ''pounds sterling,'' ''£'' or ''p'' are to the lawful currency of the United Kingdom. We prepare our financial statements in pounds sterling.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report on Form 20-F contains certain forward looking statements as defined in section 27A of the Securities Act and in section 21E of the United States Securities Exchange Act of 1934. These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed by such forward looking statements. By their nature, forward looking statements involve risk and uncertainty, and the factors described in the context of such forward looking statements, and other factors referred to in this Annual Report on Form 20-F, particularly in Item 3.D "Key Information - Risk Factors, Item 4. "Information on the Company" and Item 5. "Operating and Financial Review and Prospects" could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements. TDL Infomedia Group plc is claiming the benefits of the safe harbor provisions referred to above.

PART 1

ITEM 1          IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISORS

Not applicable.

ITEM 2          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3          KEY INFORMATION

(A)          SELECTED FINANCIAL DATA

The following historical financial information for the years ended 31 December 2003, 2002, 2001 and 2000 and for the period from 31 July 1999 to 31 December 1999 has been derived from the audited Consolidated Financial Statements of TDL Infomedia Group plc and its subsidiaries, and the historical financial information for the period from 1 January 1999 to 30 July 1999 has been derived from the audited Consolidated Financial Statements of TDL Group Limited and its subsidiaries. This table should be read in conjunction with the Financial Statements of TDL Infomedia Group plc and its subsidiaries and accompanying notes appearing elsewhere in this annual report.

The Group prepares its Consolidated Financial Statements in accordance with accounting principles generally accepted in the United Kingdom ('U.K. GAAP'), which differ from generally accepted accounting principles in the United States ('U.S. GAAP'). A description of the significant differences and reconciliations of net income and shareholders' equity are set forth in Note 30 of Notes to the Financial Statements.

	TDL Group Limited	TDL Infomedia Group plc
	From 1 Jan 1999 to 30 July	From 31 July 1999 to 31 Dec	Year ended 31 Dec	Year ended 31 Dec	Year ended 31 Dec	Year Ended 31 Dec
	1999	1999	2000	2001	2002	2003
Profit and Loss Data	£'000	£'000	£'000	£'000	£'000	£'000
U.K. GAAP:
Turnover	40,648	49,651	92,014	93,137	96,945	104,125
Cost of Sales	(17,601)	(20,572)	(39,222)	(40,052)	(39,576)	(43,103)
Gross Profit	23,047	29,079	52,792	53,085	57,369	61,022
Acquisition Costs	(3,244)	-	-	-	-	-
Other Operating Costs	(17,262)	(18,517)	(44,039)	(41,924)	(43,511)	(46,773)
Operating Profit	2,541	10,562	8,753	11,161	13,858	14,249
Share of Loss in Joint Venture	(1,061)	(1,102)	(2,931)	(636)	-	-
Interest Receivable	157	233	963	163	43	34
Interest Payable	(3,607)	(7,797)	(15,795)	(12,288)	(10,295)	(9,555)
(Loss)/Profit Before Tax	(1,970)	1,896	(9,010)	(1,600)	3,606	4,728
Taxation	(854)	(1,810)	(2,318)	(4,138)	(5,549)	(5,056)
(Loss)/Profit for the financial year	(2,824)	86	(11,328)	(5,738)	(1,943)	(328)

Dividends declared per share	9p	-	-	-		-

U.S. GAAP:
Total Revenues	40,648	49,651	92,014	93,137	96,945	104,125
Net (Loss)/Income (7)	(4,898)	1,418	(9,991)	(20,421)	(4,708)	(3,922)

	TDL Group Limited	TDL Infomedia Group plc
	From 1 Jan 1999 to 30 July	From 31 July 1999 to 31 Dec	Year ended 31 Dec	Year ended 31 Dec	Year ended 31 Dec	Year Ended 31 Dec
	1999	1999	2000	2001	2002	2003
	£'000	£'000	£'000	£'000	£'000	£'000
Other Data
Return on Base(3)		79.4% (7)	80.2%	81.6%	85.3%	86.5%
Number of Printed Directories Accounts(3)		92,834 (7)	88,877	88,839	92,825	101,061
Average Value per Printed Directories Account (£) (3), (4)		£932 (7)	£966	£975	£960	£952
Number of Printed Directories		167 (7)	170	173	174	174
U.K. GAAP:
Depreciation and Amortisation	1,025	5,144	14,213	16,461	16,583	16,445
Capital Expenditure	1,137	591	1,488	11,577	1,710	1,151
Operating Cash Flow	9,029	10,602	18,509	30,563	28,766	29,232
EBITDA (1)	2,505	14,604	20,035	26,986	30,441	30,694
Ratio of Earnings to Fixed Charges (2)		1.4x			1.3x	1.5x

U.S. GAAP:
Depreciation and Amortisation	2,953	3,393	9,343	10,577	3,151	2,321
Capital Expenditure	1,137	591	1,488	11,577	1,710	1,151
Operating Cash Flow	6,627	6,595	2,711	18,308	16,490	17,763
EBITDA (1)	2,202	14,294	16,608	6,365	13,943	12,433
Ratio of Earnings to Fixed Charges (2), (7)		1.5x			1.0x	1.1x
Balance Sheet Data (At End of Period)
U.K. GAAP:
Fixed Assets(5)	206,503	191,252	190,857	176,120	160,824
Total Assets	257,622	238,515	228,350	208,361	204,016
Net Current Assets/ (Liabilities)	16,255	(33,802)	(39,860)	(26,771)	(11,503)
Total Assets less Current Liabilities	222,758	157,450	150,997	149,349	149,321
Total Debt	122,581	119,831	105,695	92,538	82,699
Net Debt	111,056	111,598	104,018	91,042	75,113
Net Assets	102,543	91,215	85,477	83,534	83,206
Share capital	624	624	624	624	624
Shareholder's Equity	102,543	91,215	85,477	83,534	83,206
Number of shares ('000)	62,457	62,457	62,457	62,457	62,457

U.S. GAAP:
Fixed Assets (5)	117,026	99,206	104,695	103,390	102,218
Total Assets (7)	173,872	147,498	138,333	122,307	128,001
Net Current Assets/ (Liabilities) (7)	21,982	(32,773)	(43,715)	(40,408)	(29,224)
Total Assets less Current Liabilities (7)	139,008	66,433	60,980	62,982	72,994
Total Debt	125,000	121,750	106,750	93,272	83,195
Net Debt	113,475	113,517	105,073	91,776	75,609
Net Assets/(Liabilities) (7)	6,063	(3,475)	(7,552)	(4,875)	5,741
Shareholder's Equity/(Deficit) (7)	6,063	(3,475)	(7,552)	(4,875)	5,741

(1)

Earnings before interest, taxation, depreciation and amortisation ("EBITDA") is reconciled to loss for the financial year in the table below. We consider EBITDA to be an important indicator of the operational strength of the Group. This measure eliminates the effects of interest, taxation depreciation and amortisation from period to period, which we believe is useful to management and investors in evaluating the operating performance of the Group as such costs are not directly attributable to the underlying performance of the Group's operations.

	TDL Group Limited	TDL Infomedia Holdings plc
	From 1 Jan 1999 to 30 July	From 31 July 1999 to 31 Dec	Year ended 31 Dec	Year ended 31 Dec	Year ended 31 Dec	Year ended 31 Dec
	1999	1999	2000	2001	2002	2003
Profit and Loss Data	£'000	£'000	£'000	£'000	£'000	£'000
U.K. GAAP:
(Loss)/Profit for the financial year	(2,824)	86	(11,328)	(5,738)	(1,943)	(328)
Add: Taxation	854	1,810	2,318	4,138	5,549	5,056
Interest Payable	3,607	7,797	15,795	12,288	10,295	9,555
Depreciation and Amortisation	1,025	5,144	14,213	16,461	16,583	16,445
Less: Interest Receivable	(157)	(233)	(963)	(163)	(43)	(34)

EBITDA	2,505	14,604	20,035	26,986	30,441	30,694

U.S. GAAP:
(Loss)/Profit for the financial year	(4,898)	1,418	(9,991)	(20,421)	(4,708)	(3,922)
Add: Taxation	697	1,919	2,424	4,084	5,248	4,513
Interest Payable	3,607	7,797	15,795	12,288	10,295	9,555
Depreciation and Amortisation	2,953	3,393	9,343	10,577	3,151	2,321
Less: Interest Receivable	(157)	(233)	(963)	(163)	(43)	(34)

EBITDA	2,202	14,294	16,608	6,365	13,943	12,433

(2)

For the purposes of computing the ratios of earnings to fixed charges, earnings represent profit or loss before tax plus fixed charges and our share of the loss in the joint venture. Fixed charges represent total interest payable and an amount representative of the interest component of rental expense. Under U.K. GAAP, our earnings were inadequate to cover fixed charges by £0.9 million, £6.1 million and £1.0 million during the period from 1 January 1999 to 30 July 1999 and the years ended 31 December 2000 and 2001 respectively. Under U.S. GAAP, our earnings were inadequate to cover fixed charges by £3.1 million in the period from 1 January 1999 to 30 July 1999 and by £6.2 million and £15.7 million in the years ended 31 December 2000 and 2001 respectively.

(3)

Return on base represents the current year revenues generated from our previous year's customers as a percentage of the total revenues generated in the previous year. We calculate return on base, number of printed directories accounts and average value per printed directories account only on a calendar-year basis, not for interim periods. These measures are operating performance measurements used by management. They are not financial measures in accordance with UK or US GAAP.

(4)

Calculated by dividing printed directories revenues by the total number of printed directories accounts sold during the year. Average value per printed directories account is an operating performance measurement used by management. It is not a financial measure in accordance with either UK or US GAAP.

(5)	Fixed assets consist of tangible assets, goodwill, intangible assets and fixed asset investments (including interests in joint ventures).
(6)	Represents data for the full year from 1 January to 31 December 1999.
(7)

The U.S. GAAP data for the year ended 31 December 2000 reflects the cumulative effect of the Group's adoption of SAB 101 related to deferred costs. See Note 30 of Notes to the Financial Statements for more information.

Exchange Rates

The following table sets forth, for the periods and dates indicated, information regarding the noon buying rate in the City of New York for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York for customs purposes, expressed in U.S. dollars per £1.00.
	At Period End	Average (1)	High	Low
Year ended 31 December
1999	1.6150	1.6146	1.6765	1.5515
2000	1.4955	1.5125	1.6182	1.4210
2001	1.4543	1.4382	1.5040	1.3730
2002	1.6095	1.5084	1.6095	1.4074
2003	1.7842	1.6450	1.7842	1.5500

(1) The average of the noon buying rates on the last day of each month during the year.

The following table sets forth, for the months indicated, information regarding the high and low noon buying rate expressed in U.S. dollars per £1.00:
	High	Low
September 2003	1.6642	1.5732
October 2003	1.7025	1.6598
November 2003	1.7219	1.6693
December 2003	1.7842	1.7200
January 2004	1.8511	1.7842
February 2004	1.9045	1.8182

The noon buying rate on 19 March 2004, the latest practicable date prior to the date of this report, was 1.8270.

(B)          CAPITALISM AND INDEBTEDNESS

Not applicable.

(C)          REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D)          RISK FACTORS

Our revenue growth may be constrained by our regulatory environment

During 2001, the Office of Fair Trading, the government agency responsible for the enforcement of competition policy in the United Kingdom revised the undertakings given by Yell Group Limited (previously BT Yellow Pages) which regulate the prices Yell Group Limited can charge for classified advertisements in the United Kingdom. The revised undertakings limit any annual price increase to the rate of inflation (as measured by the retail price index) less 6%, effective for all directories published from 1 January 2002. These revised undertakings are expected to remain in effect for a period of four years. Although we were not required to give any similar undertakings, the cap imposed on Yell Group Limited has the indirect effect of constraining our ability to increase our advertising rates. To date, the impact to our business caused by the revised undertakings has not been significant. Yell Group Limited is also prohibited from publishing more than one consumer classified directory in any particular geographic area, except in areas where no other classified directories are published.

Our business could be adversely affected by turnover of our field account and tele-sales representatives

Our success depends to a significant extent on our ability to identify, hire, train and retain qualified sales personnel. In 2001, 2002 and 2003 we experienced turnover in our sales force of approximately 48.2%, 37.6% and 34.2% respectively. Turnover is highest among new hires, with over 50% of new hires having left within one year of their employment in 2001. In 2002, fewer new hires left during their first year of employment (40%) hence the reduction in overall sales staff turnover for the year. Sales staff turnover has decreased further in 2003 following the introduction of various staff retention schemes and the greater emphasis placed on career paths and personal development planning. Our ability to attract and retain qualified sales personnel depends on numerous factors, including factors out of our control, such as conditions in the local employment markets in which we operate. Although our business plan calls for a continued increase in the number of sales representatives, we may not be able to hire or retain a sufficient number of sales representatives to achieve our financial objectives.

Fluctuations in the price of paper could adversely affect our business

Paper is our most important raw material. In the past, paper costs have fluctuated significantly. For example, since 1994, paper prices have fluctuated between £376 and £622 per tonne. Paper costs represented 5.9% of our turnover in 2001, 5.5% in 2002 and 5.7% in 2003. We estimate that a 10% change in current paper prices would have a £0.6 million annual impact on our EBITDA. During 2002 and 2003 we entered into paper contracts with three suppliers that expire in 2005 and 2006. Under these contracts paper prices are fixed for the term of the contracts unless there is a variation in market prices of +/-8%. Any increase in paper costs under these circumstances, or after expiry of these contracts, would have an adverse effect on our business, financial condition or results of operations.

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

Although revenues from Internet advertising represented only 4.6% of our turnover in 2003, in the future we may derive a substantial amount of our revenues from Internet advertising. However, the demand and market acceptance for Internet advertising is uncertain. There are currently no commonly accepted standards for the measurement of the effectiveness of Internet advertising, and the industry may need to develop standard measurements to support and promote Internet advertising as a significant advertising medium. If these standards do not develop, existing advertisers may not continue their levels of Internet advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. Our business could be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected. Different pricing models are used to sell advertising on the Internet. It is difficult to predict which, if any, will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues.

We are in a competitive business

We compete in the classified directories advertising market in the United Kingdom, which currently has one dominant market participant, Yell Group Limited (formerly BT Yellow Pages). In August 2002, BT Group plc acquired the assets of Scoot.com and announced its intention to re-enter the print classified directories market. To date, the impact of BT's re-entry into the print classified directories market on our business has not been significant. We also compete, to a lesser extent, with numerous printed information guides, Internet listing services, other publishers, other forms of advertising and providers of business information. Given that most of our customers advertise with us pursuant to one-year contracts, a substantial portion of them could move their advertising to competing classified directories, or to other forms of advertising entirely, quickly and at a low cost, thereby increasing our exposure to competitive pressures and consequent fluctuations in revenues and operating results.

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

Risk of adverse effects of government regulation

We are subject to governmental regulation by the United Kingdom and the European Union and may in the future be subject to regulation in countries in which we may provide services. In addition, decisions by regulators, including the Office of Fair Trading, could adversely affect our financial condition and results of operations. The adoption of new laws, policies or regulations that change the present regulatory environment could adversely affect our existing services or restrict the growth of our business in the United Kingdom, the European Union or any other countries.

The European Commission has approved a new data protection directive regarding the processing of personal data and the protection of privacy in the electronic communications section. See Item 4(B) "Business Overview - Regulatory Environment". Compliance with this new directive may entail additional expense to our business.

We rely on BT Group plc for the supply of business listings data

Our principal source for business listings data is BT Group plc, which currently provides such data pursuant to a non-exclusive licence agreement for an annual fee of £0.6 million.

BT has served us with notice of termination under our current licence agreement (and has done the same to other licensees of the core database) with a view to putting a new standard licence in place. The termination notice originally terminated the licence on 31 December 2003, but three extensions were made resulting in the expiry date currently being 31 May 2004. Negotiations on the licence terms are continuing. The cost of data acquisition may be substantially higher under a new licence agreement.

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

System failure could hurt our business

Loss of all or part of our information systems for a period of time could have a material adverse effect on our business. Our operations are dependent on our ability to protect our system from interruption caused by damage from fire, power loss, telecommunications failure, unauthorised entry or other events beyond our control, such as regional disasters. Our back-up site is equipped with some of the hardware, software and communications equipment necessary to recover from a disaster impacting our Farnborough office in a reasonable amount of time. The recovery procedure involves the use of third party suppliers. Our back-up site is located approximately three miles from our headquarters, where some of our computer systems, including processing equipment, are currently operated and maintained. In the event of major disasters, both locations could be equally affected.

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

Our ability to refinance our existing debt depends on certain factors beyond our control

The future success of our operations will in large part dictate our ability to refinance our existing debt, some of which is repayable on the earlier of 23 July 2004 or a change of control. Our future operating results will be affected by general economic, competitive, marketing and other conditions, many of which are beyond our control. Any failure to refinance our indebtedness would result in a default in the debt facilities and a default under the notes. Our parent has not guaranteed our obligations under the notes nor has it any obligation to provide additional equity financing to us. We cannot assure you that we will be able to refinance our debt, obtain additional financing or sell assets on commercially reasonable terms or at all.

ITEM 4          INFORMATION ON THE COMPANY

(A)          HISTORY AND DEVELOPMENT

Corporate

TDL Infomedia Group plc, or the Company, was incorporated on 24 June 1999 under the laws of England and Wales as a public limited company with registered number 3794884. The address of TDL Infomedia Group plc's registered office is Thomson House, 296 Farnborough Road, Farnborough, Hampshire GU14 7NU, England, telephone number +44 (0) 1252 516111.

Group Structure

TDL Infomedia Limited and the three Infomedia subsidiaries were formed for the purpose of financing the £149.7 million acquisition of TDL Group Limited and its subsidiaries and the £70.3 million repayment of TDL Group Limited's borrowings and fee obligations on 30 July 1999 (the "1999 Acquisition"). The 1999 Acquisition was funded through investments of £80 million by Apax, Advent, 3i and participating management and employees (where "management" refers to the direct and indirect ownership by officers, directors and members of their immediate families) together with the debt financing described below.

The aggregate proceeds from the debt financing of £150.0 million comprised (1) borrowings by TDL Infomedia Group plc of £55.0 million under a £65.0 million senior credit facility which was subsequently refinanced on 29 December 2000 (as described in Item 5(B) "Liquidity and Capital Resources"), (2) borrowings by TDL Infomedia Group plc of £70.0 million under a senior subordinated financing facility which has been refinanced by the issue of £70,000,000 12 1/8% Senior Subordinated Notes due 2009 and (3) borrowings by TDL Infomedia Holdings plc of £25.0 million under a senior discount financing facility which has been refinanced by the issue of US $87,360,000 15½% Senior Discount Notes due 2010 at a price of 47.366%.

On 1 August 2000 SEAT Pagine Gialle SpA acquired 99.6% of the issued share capital of TDL Infomedia Limited, the ultimate U.K. parent company of the Group, for an equity value of £308 million and the assumption of approximately £150 million of debt. Since then SEAT Pagine Gialle SpA have acquired a further 0.24% of the issued share capital of TDL Infomedia Limited. Participating management and members of their immediate family hold the remaining 0.16% of the issued share capital of TDL Infomedia Limited.

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

In 1994, Thomson Directories Limited was sold to U S WEST, a regional telecommunications company in the United States (now known as Qwest Communications International Inc). U S WEST also entered into a licence agreement to continue using the ''Thomson'' name and related trademarks for its directories business. In 1994, Thomson Directories Limited began developing its Business Information services derived from its proprietary database.

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

In February 1999, Thomson Directories Limited expanded internationally by investing in a directories joint venture in Belgium with the intention to replicate its paper directories and Internet Services business model abroad. On 30 March 2001 Thomson Directories Limited sold its investment in, and loans to, TDL Belgium SA to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for £4.1 million, the net asset value reflected in the Group's accounts on the date of sale.

The 1999 Acquisition (described above) was completed in July 1999.

On 1 August 2000, 99.6% of the issued share capital of TDL Infomedia Limited, the ultimate parent company of TDL Infomedia Group plc, was acquired by SEAT Pagine Gialle SpA, as described above.

Business Description

The Group is the second largest publisher of printed classified directories in the United Kingdom, publishing 174 directories in 2003 (173 Thomson Local directories and 1 WebFinder directory) that together cover approximately 85% of the U.K. population. In 2003, 101,061 businesses purchased classified advertising in our directories, and we distributed approximately 22 million of these directories to homes and businesses free of charge. Our advertising customer base is highly diverse and consists primarily of small and medium-sized businesses operating in well-defined local areas as well as large national advertisers.

In the U.K. classified directories market, we have been the market innovator for introducing new product modifications, having, for example, developed directional tabs, local community guides and premium advertising opportunities such as White Knock-out and colour advertisements. We believe these product innovations have made our directories easier to use for consumers and increased their value to our customers. While printed directories are our primary business, we have executed a strategy of leveraging our strategic assets, which include our enhanced proprietary information database of more than 2.2 million business listings, nationwide sales force, established customer base and ''Thomson Directories'' brand, selectively across two high margin business areas of Internet Services and Business Information, which together represented £12.2 million or approximately 11.2% of recognised revenues (before discounts) in 2003.

We organise our products and services into three business areas: Paper Directories, Internet Services and Business Information which are further described below.

(B)          BUSINESS OVERVIEW

Classified Directories Market

The classified directories market consists of both regional and local directories. Regional publications generally cover a relatively large geographic or metropolitan region, while local directories cover smaller geographic regions or sections of a metropolitan area. The two largest classified directory publishers in the United Kingdom are Yell Group Limited (formerly BT Yellow Pages) and ourselves. During the 2003 financial year Yell Group Limited published 88 regional directories (and six "Business Pages" directories) throughout the United Kingdom and we published 173 local directories. Yell Group Limited's U.K. printed directories revenues totalled £573.7 million during the 12 months ended 31 March 2003, compared to our printed directories revenues of £96.2 million for the year ended 31 December 2003.

The U.K. classified directories market has been subject to reviews by the Office of Fair Trading, the government agency responsible for enforcing competition policy under the Fair Trading Act 1973, in 1995 and, more recently, in 2001 (as described in Item 4(B) "Business Overview - Regulatory Environment"). Following its most recent review, on 11 May 2001 the Office of Fair Trading announced that the price cap limiting annual price increases in advertising rates by Yell Group Limited should be tightened from RPI (as measured by the retail price index) minus 2% to RPI minus 6% for directories published from January 2002. Although we were not required to give any similar undertakings, the cap imposed on Yell Group Limited has the indirect effect of constraining our ability to increase our advertising rates. (See Item 3(D) "Risk Factors").

In August 2002, BT Group plc acquired the assets of Scoot.com and announced its intention to re-enter the print classified directories market. To date, the impact of BT's re-entry into the print classified directories market has not had a significant impact on our business.

Paper Directories

General

Thomson Local is a printed classified business directory, in which business listings are arranged by business type. It is our core product and accounted for almost 90% of recognised revenues in 2003. Our directories are distributed throughout England, Scotland and Wales. We design our directories to meet the informational needs of consumers and the advertising needs of our customers. Our directories consist of several sections including local information and entertainment guides, an A-Z business phone book listings section detailing all businesses alphabetically in the area and a classified section. The local information section includes full colour plans of principal towns, a local area road map and community and entertainment information. We believe that this information increases consumer usage of our directories. In the A-Z business phone book listings section, we list all businesses within the related geographical region free of charge.

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

Product Development

We continually seek to introduce new products and features in order to create incentives for our customers to renew their prior year's advertising subscription and increase their expenditure on our products. We typically roll out these product innovations over two to three years to the majority of our directories. In 1998 we rolled out White Knock-out, a feature which allows a customer's advertisement to stand out from its competitors by printing the advertisement against a white backdrop. In 1999 we launched yellow highlighted advertisements and double column unit advertisements as compared to standard single column advertisements. In 2000 we launched colour advertisements in the classified section of 39 directories. The roll-out of such colour advertisements was extended across seven more directories in 2002 and a further 11 directories in 2003. We intend to roll-out it out across a further 102 directories in 2004.

In December 2002 and 2003 also we published a directory of web addresses, WebFinder, for distribution throughout Central London.

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

Photocomposition Process

Photocomposition is the process of converting all directories material into a digital format that is used by the printers. Prior to 1998, we outsourced the photocomposition process to a third party. In mid 1998, we brought the photocomposition process in-house, which eliminated the need for third-party photocomposition processing by investing in new publishing hardware and software and retraining existing personnel, and improved advertisement design and production turnaround for our customers. Bringing the photocomposition process in-house cost approximately £1.5 million, of which £0.6 million related to hardware, which was capitalised, and an estimated £0.9 million to software, information technology support and retraining programs, which was expensed in 1998. Bringing the photocomposition function in-house has given us added flexibility to improve the lay-outs of our directories, which has also reduced our paper requirements and our publishing cycle and allowed the publishing of our customers' advertisements on the Internet.

Paper and Printing

Prior to the expiry of the contracts on 31 December 2001, we outsourced our printing and paper requirements to two printers located in Spain and Sweden. On 1 January 2002 we entered into two new print contracts with printers located in Sweden and Italy, both of which commenced in January 2002 and expire in December 2004. We have also entered into separate paper contracts with three suppliers based in Sweden and Finland which expire in 2005 and 2006. Although we rely on two printers, a single printer could provide all of our printing, and we believe that there are alternative suppliers that could meet our needs. Similarly, we believe that there are alternative paper suppliers that could satisfy our paper requirements. New product innovations typically increase our printing and paper costs. For example, introducing White Knock-out in 1998 and full colour in selected directories in 2000 required more expensive printing processes. In the future we expect to incur additional printing and paper costs with new product innovations.

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

Sales

Printed and online directories advertising is a direct sales business, which requires both servicing existing accounts and developing new customers. Our core account base consists primarily of repeat customers and many of these customers have advertised in our directories for several years. For 2001, 2002 and 2003, 64.3%, 67.3% and 68.7% respectively of our print directory customers advertised again in the following year, generating a return on base (as defined on page 3) of 81.6%, 85.3% and 86.5% respectively. We believe that this return on base reflects the importance of our directories to our local customers, for whom classified directories advertising is an important medium of advertising due to its comparatively low cost, widespread distribution, lasting presence, focus on local geographic areas and high consumer usage. In addition, printed classified directories advertising is often an integral part of the local advertising strategy for larger national companies.

As at 30 December 2003, our printed and online directories sales force consisted of 470 employees (representing 50.5% of the total work force).

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

In April 2002, we launched our new proprietary Internet site, ThomsonLocal.com. This local information portal features an enhanced business finder, useful local area information, a "search nearby" facility and a web search facility for UK businesses. ThomsonLocal.com has been well received by users and advertisers and it has been launched on major partner sites, such as Freeserve and Ask Jeeves.

Since 1998, we have also had a website services agreement with a supplier, TDL InfoSpace (Europe) Limited whereby it hosts our other online directory, Thomweb.co.uk.

TDL InfoSpace (Europe) Limited integrates this online directory with other content such as local weather forecasts, news and horoscopes in creating its content packages. As well as being distributed on our own Thomweb.co.uk Internet site, these packages are co-branded with the ''co-brand'' partners and distributed on various other websites (the "InfoSpace Network").

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

In January 2003 we launched WebFinder.com, a pay-per-click search engine marketing tool, enabling us to participate in the fast growing paid listings sector. WebFinder.com allows advertisers to promote their websites on our proprietary websites as well as across a portfolio of partner sites on either a fixed fee or a pay-per-click basis.

During 2002 and 2003 we sold Internet advertising to approximately 25% of our existing printed directories customer base. A further 3,143 advertisers purchased Internet only advertising from us during 2003.

Total published Internet advertising sold increased from £4.3 million in 2002 to £5.2 million in 2003 following the launch of our pay-per click service, WebFinder.com, in January 2003. Internet advertising revenues recognised as revenue in 2003 amounted to £4.8 million (2002: £4.5 million).

We have entered the Internet advertising segment primarily utilising our existing personnel. Over time, we expect to add a dedicated Internet sales force. We believe that our online directory complements our printed directories products and provides operational synergies and cross-selling opportunities with our existing printed directories business.

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

In the retail category, we develop and market the following products and services:

-

Business Search Pro is a CD-ROM that contains approximately 2.1 million business listings providing name, address, telephone numbers and business type. Details for each business listing may also show number of employees, how long the business has been at that location, senior decision maker, fax number and type of premise. This additional information allows the CD-ROM to be used for many purposes including direct marketing with enhanced credit metering technology enabling our customers to download data from our database on a ''pay-as-you-go'' basis. Business Search Pro acts as both a directory enquiry and a direct marketing tool. The addition of Telephone/Fax Preference Service matching is a unique selling point in the market. In 2002, we added Telemarketing functionality to the product which has increased sales to customers using the data to make telesales calls. The product won "Best CD-ROM" and overall "Champion Directory" at the 2002 DPA Awards. In 2003 the product won two further awards, the "Best CD-Rom" at the 2003 DPA Awards and the "Best B2B Offline Product" at the 2003 EADP Awards.

-

In 2003, we launched BSP Online. This new Internet service allows users 24x7 access to an up to date online version of the Thomson Database. Customers can buy data and download it themselves, either on a pay as you go basis or by paying an annual membership fee which entitles them to preferential rates for subsequent data purchases.

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

As there are very few incremental costs in producing the data in a format suitable for Business Information customers, this business area generates higher operating margins than our overall operating margins. Revenues relating to Business Information have increased to £7.4 million in 2003 (2002: £6.9 million) due to wholesale customer account growth and continued growth in retail product sales.

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

BT Data Supply

Our principal source for business listings data is BT Group plc, which provides such data pursuant to a non-exclusive licence agreement for an annual fee of £0.6 million in 2003 (2002: £0.6 million).

On 1 January 1999, in order to comply with the Telecommunications (Open Network Provision) (Voice Telephony) Regulations 1998 and in response to the recommendations of the Office of Telecommunications, BT made its core database more widely available and adopted a new pricing mechanism for this database. As a result of BT's desire to replace our existing licence with a new ''standard'' licence which will be available to persons using the data for the purpose of providing directories or a directory information service, our existing licence was terminated on 31 December 2000. With effect from 1 January 2001 we entered into a new licence agreement pursuant to which we are required to pay an annual fee for usage of all classified data, plus additional royalties for any A-Z usage of residential data. BT has served us with notice of termination under this licence (and has done the same to other licensees of the core database) with a view to putting a new standard licence in place. The termination notice originally terminated the licence on 31 December 2003, but three extensions were made resulting in the expiry date currently being 31 May 2004. Negotiations on the licence terms are continuing.

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

1998 OFTEL Statement on the Provision of Directory Information Services and Products and 1999 OFTEL Publication on Responses to the Statement on the Provision of Directory Information Services and Products

The Office of Telecommunications was, until the end of 2003, the regulator for the U.K. telecommunications industry. On 25 September 1998, the Office of Telecommunications published a Statement entitled ''Provision of Directory Information Services and Products'' (''1998 OFTEL Statement'') to address the privacy concerns of individual subscribers concerning the manner in which their directory information is used, ensure that customers have access to more comprehensive directory information services and directories and enable competition to develop in the supply of directory information services and directories. In particular, the Office of Telecommunications proposed to amend BT's licence under the Telecommunications Act 1984, as at 1 January 1999, to give potential service providers of directory information the right to request downloads of directory information from BT's directory database and online access to BT's directory enquiries database on the same terms as public telecommunications operators who already had access. The Office of Telecommunications stated that the purpose of this modification was to promote competition in the provision of telephone directories and directory information services.

The 1998 OFTEL Statement also proposed the development of a Code of Practice on the use of directory information in order to provide a workable set of rules and guidelines on the use of individuals' directory information. Pursuant to this proposal, the Office of the Data Protection Registrar (which administered the Data Protection Act 1984 (the ''DPA 84'') and will, as the Information Commissioner, now administer the Data Protection Act 1998 (the ''DPA 98'') which has replaced and superceded the DPA 84), issued the Code of Practice on Telecommunications Directory Information Covering the Fair Processing of Personal Data (the ''Code of Practice'') on 21 December 1998.

In May 1999, OFTEL published a Statement entitled ''Responses to the Statement on the Provision of Directory Information Services and Products.'' The Office of Telecommunications confirmed its amendment to BT's licence, effective as at 1 January 1999, to allow equal access to BT's database of subscribers provided that it is for the purpose of providing directories or a directory information service, regardless of who actually offers such products or services. The way in which electronic communications networks and services are regulated changed from 25 July 2003. Licence conditions were replaced by general conditions of entitlement and specific conditions, including specific conditions to ensure the provision of a universal service. BT has been designated a universal service provider in the UK and has had specific universal service conditions imposed upon it which now contain its obligations with regard to allowing access to its database of subscribers.

Data Protection Legislation

Pursuant to BT's specific conditions referred to above, any person downloading BT's database of subscribers must undertake to comply with data protection legislation, including DPA 98, which replaces and supersedes the DPA 84, and any relevant codes of practice issued by the Information Commissioner.

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

Implementation in the United Kingdom of Directive Concerning Data Protection in Electronic Communications Services

EU Directive 2002/58/EC on the processing of personal data and the protection of privacy in e-communications was approved on 12 July 2002 by the European Parliament. The Directive applies to the processing of personal data in e-communications services via public networks in the EU. It is implemented in the UK with effect from 11 December 2003 by the Privacy and Electronic Communications (EC Directive) Regulations 2003 (the "2003 Regulations").

The 2003 Regulations distinguish between individual and corporate subscribers to public electronic communications services. "Individual subscribers" include sole trades who are individuals trading under their own name or under a business name, whose businesses do not have a legal personality distinct from that of the individual concerned. "Individual subscribers" also include partnerships established in England and Wales. "Corporate subscribers" include companies organised under the Companies Act 1985, Scottish partnerships and other corporate bodies.

The 2003 Regulations provide that the personal data of an individual subscriber may not be included in a directory unless the subscriber has been informed of the purposes of the director and given the opportunity to determine whether his personal date should be included.

The 2003 Regulations contain provisions relating to unsolicited direct marketing calls, direct marketing faxes and use of email for direct marketing purposes. Subscribers have the right to indicate that they do not wish to receive direct marketing calls and direct marketing faxes are not permitted to be sent to individual subscribers without their prior consent. Corporate subscribers have the right to indicate that they do not wish to receive unsolicited direct marketing faxes. With regard to email, unsolicited email communications for direct marketing purposes may not be sent to individual subscribers unless the recipient has previously notified the sender that he consents. However there is a limited exemption where a business obtains e-mail addresses from its customers in the context of a sale of a product or service to those customers. The 2003 Regulations say that subscriber and users of public electronic communications services should receive clear and comprehensive information about "cookies" (electronic tracking devices) in advance, enabling them to refuse them.

(C)          ORGANISATIONAL STRUCTURE

The following is a chart describing the organisation of the Thomson group at 31 December 2003. The Thomson group's ultimate parent company is SEAT Pagine Gialle S.p.A.

TDL Infomedia Limited SEAT Pagine Gialle SpA (99.86%) Management (0.14%) (1)

TDL Infomedia Finance Limited

TDL Infomedia Holdings plc Senior Discount Notes Issuer

TDL Infomedia Group plc Senior Subordinated Notes Issuer

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

At 31 December 2003 we also occupied a further 14 leased properties located throughout the United Kingdom. These leased properties house our regional sales offices and warehouse and vary in size from 1,000 sq. ft. to 8,000 sq. ft. These properties have leases expiring at various dates between 2004 and 2015. Each of the properties is insured in accordance with the terms of the relevant leases.

ITEM 5          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)          OPERATING RESULTS

On 1 August 2000, the Group was indirectly acquired by SEAT Pagine Gialle SpA, as described in Item 4.A. With the exception of a reduction in the estimated useful life of goodwill from 20 years to 15 years following a review thereof by the directors after the acquisition of the Group by SEAT Pagine Gialle SpA, the change in control did not have a significant impact on the Group's results for the year ended 31 December 2000.

Results of Operations

The following table summarises our historical results and cash flows for the years ended 31 December 2001, 2002 and 2003. The data is derived, without adjustment, from the audited consolidated accounts of TDL Infomedia Group plc included elsewhere in this report.

	Year ended 31 December (£'000)
Operating results	2001	2002	2003
Turnover	93,137	96,945	104,125
Cost of sales	(40,052)	(39,576)	(43,103)
Gross profit	53,085	57,369	61,022
Operating costs	(41,924)	(43,511)	(46,773)
Operating profit	11,161	13,858	14,249
Operating loss from joint venture	(636)	-	-
Net interest expense	(12,125)	(10,252)	(9,521)
(Loss)/profit on ordinary activities before taxation	(1,600)	3,606	4,728
Taxation	(4,138)	(5,549)	(5,056)
Loss on ordinary activities after taxation	(5,738)	(1,943)	(328)
Cash flows
Net cash inflow from operating activities	30,564	28,766	29,232
Returns on investments and servicing of finance	(11,112)	(9,564)	(8,829)
Tax paid	(1,143)	(2,712)	(2,640)
Capital expenditure and financial investments	(11,546)	(1,710)	(1,151)
Net cash received for sale of joint venture interest	807	-	-
Net cash inflow before financing	7,570	14,780	16,612
Net cash outflow for financing	(14,126)	(14,961)	(10,522)
(Decrease)/increase in cash	(6,556)	(181)	6,090

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United Kingdom, which differ from generally accepted accounting principles in the United States. Note 30 of the consolidated financial statements discusses the differences between UK GAAP and US GAAP. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

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

Pension benefits

The determination of our obligation and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 24 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in salaries. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense.

Deferred Taxes

Following the adoption of FRS19 during 2002, we now recognise deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In 2002 and 2003 no deferred tax assets were recognised in the balance sheet as they were not expected to reverse in the foreseeable future. Should we generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we may be able to realise such deferred tax assets in the future in excess of the net recorded amount. Such an adjustment to deferred tax assets would increase income in the period the determination was made.

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

Turnover

Turnover increased by 4.1% from £93.1 million to £96.9 million in 2002 and by 7.4% to £104.1 million in 2003. During this period, print directory revenues (before discounts) increased from £86.9 million in 2001 to £89.4 million in 2002 and to £96.2 million in 2003.

The increase in revenues from paper directories from £86.9 million in 2001 to £89.4 million in 2002 was achieved as a result of a 4.5% growth in customer numbers from 88,839 in 2001 to 92,825 in 2002. Similarly, the increase in revenues from paper directories from £89.4 million in 2002 to £96.2 million in 2003 was achieved as a result of an 8.9% growth in customer numbers from 92,825 in 2002 to 101,061 in 2003. In both years the increase in the number of customers was driven by various pricing and other account growth initiatives. The average value of print directory accounts ("AVAs") decreased from £975 in 2001 to £960 in 2002 and to £952 in 2003 partly as a result of these initiatives. Return on base, which represents the revenues generated from our previous year's customers as a percentage of the total revenues generated in the previous year, increased from 81.6% in 2001 to 85.3% in 2002 and to 86.5% in 2003.

Published Internet advertising sales (before discounts) declined from £4.4 million in 2001 to £4.3 million in 2002. Despite an increase in the proportion of customers purchasing Internet advertisements in 2002, up from 20% in 2001 to 25% in 2002, published Internet advertising revenues declined in 2002 as a result of lower average spend per customer. In 2003 published Internet advertising sales increased by 21.9% to £5.2 million, largely as a result incremental revenues generated following the launch of our new pay per click service, WebFinder.com. Approximately 25% of our print advertiser customer base purchased Internet advertising in 2003 and a further 3,143 customers purchased Internet only advertising. Internet advertising revenues recognised in the accounts amounted to £3.5 million in 2001, £4.5 million in 2002 and £4.8 million in 2003.

Business Information revenues (before discounts) have grown rapidly during the last two years, increasing from £6.2 million in 2001 to £6.9 million in 2002 and to £7.4 million in 2003. These increases have been driven primarily by wholesale customer account growth, coupled with continued growth in retail product sales.

Cost of Sales

Our principal costs in this category are direct sales costs, production, paper and printing. At the individual directory level, production, paper and printing costs are largely fixed for an established circulation. Gross margins increased from 57.0% in 2001 to 59.2% in 2002, as a result of print and paper cost savings achieved under the new contracts entered into on 1 January 2002. Gross margins have since declined, to 58.7% in 2003 as a result of the increased production costs associated with "Value Plus" rate card initiatives and the introduction of full colour advertising in a further 11 directories in 2003.

Direct sales expense correlates closely with the size of our sales force. Our ability to complete selling in each directory within a prescribed time frame depends on sales staff levels and productivity. The size of our direct sales force decreased from 463 in 2001 to 449 in 2002 before increasing to 470 in 2003. Despite the increased headcount in 2003 direct sales expenses as a percentage of turnover have continued to decrease, from 26.3% of turnover in 2001 to 25.0% of turnover in 2002 and 24.8% in 2003.

Operating Costs

Our operating costs include advertising, general and administrative expenses, distribution costs, office costs, bad debts and customer credits and depreciation and amortisation charges. The increase in operating costs from £41.9 million in 2001 to £43.5 million in 2002 primarily reflects the impact of the release of a £1.0 million onerous lease provision during 2001 as well as the costs incurred during 2002 to develop our new online search engine, WebFinder.com, which was launched in January 2003.

The increase in operating costs from £43.5 million in 2002 to £46.8 million in 2003 primarily reflects the £1.7 million increase in advertising expenditure during the year, coupled with the costs incurred to develop our new online search engine, WebFinder.com, which was launched in January 2003.

As a percentage of turnover, our operating costs have remained relatively static at 45.0% in 2001, 44.9% in 2002 and 44.9% in 2003.

Operating Loss from Joint Venture

In February 1999, we established a Belgian joint venture, TDL Belgium S.A., with Deficom S.A., a local investor, to provide printed and Internet directories in Belgium. At that time, we and Deficom S.A. each held a 47% direct interest in TDL Belgium S.A., with the remainder to be transferred to its management team.

On 30 March 2001 the Group sold its investment in, and loans to, TDL Belgium S.A. to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited, the company's ultimate U.K. parent company. The investment and loans were sold for £4.1 million, the value of the net investment including loans and our portion of the joint venture's losses since inception reflected in the Group's accounts on that date.

The Group's share of the joint venture's operating losses (before interest and taxation) during 2001, up to the date of sale, totalled £0.6 million.

Net Interest Expense

The decrease in the net interest expense from £12.1 million in 2001 to £10.3 million in 2002 and to £9.5 million in 2003 reflects the continued reduction in bank borrowings throughout the period.

Net Income and Shareholders' Equity Determined Under U.S. GAAP

You should read the notes to the audited financial statements included in Item 18 of this report for a discussion of the differences between U.K. GAAP and U.S. GAAP as well as net income and shareholders equity determined under U.S. GAAP. Some of the differences include:

-	Capitalisation and amortisation of goodwill and identifiable intangibles acquired in connection with business combinations;

-	Deferral of sales costs related to directories in progress;

-	Basis of calculation and recognition of cost of providing pension benefits; and

-	Treatment of deferred consideration payable by SEAT Pagine Gialle S.p.A.

Other than the differences related to goodwill expense, pension costs and deferred consideration, the discussion on our Operating Results and Liquidity and Capital Resources is substantially the same under U.K. GAAP as it is under U.S. GAAP.

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

(B)          LIQUIDITY AND CAPITAL RESOURCES

Cash flow and funding

Our principal source of liquidity is cash flow generated from operations. In addition we have access to (i) a Multicurrency Facility with SEAT Pagine Gialle S.p.A., which had an undrawn balance at 31 December 2003 of £22.8 million and (iii) an unutilised £3.0 million revolving credit facility with our bankers.

Cash generated by operating activities amounted to £30.6 million in 2001, £28.8 million in 2002 and £29.2 million in 2003.

Despite an increase in Group operating profits (before depreciation, amortisation and share of joint venture losses) from £27.6 million in 2001 to £30.4 million in 2002, cash generated by operating activities during 2002 was lower, at £28.8 million, than the £30.6 million generated in 2001 which included the proceeds received on the sale of our Belgian joint venture.

The increase in operating profits (before depreciation and amortisation) from £30.4 million in 2002 to £30.7 million in 2003 contributed to the increase in operating cash flows in 2003 from £28.8 million in 2002 to £29.2 million.

Cash was used to pay taxes of £1.1 million in 2001, £2.7 million in 2002 and £2.6 million in 2003 and net interest of £11.1 million in 2001, £9.6 million in 2002 and £8.8 million in 2003. The decrease in net interest paid in 2002 and 2003 reflects the reduced borrowing levels of the Group during the period.

Cash outflows in connection with capital expenditure and financial instruments amounted to £11.6 million in 2001, £1.7 million in 2002 and £1.2 million in 2003. The 2001 expenditure includes the purchase of our corporate head office in Farnborough, Hampshire, in January 2001 for £9.5 million. We anticipate capital expenditure of approximately £2.0 million in 2004.

Borrowings

The 1999 Acquisition resulted in cash outflows of £140.1 million for the acquisition of shares, £66.9 million to repay borrowings as well as outflows in connection with costs associated with the raising of debt. These debt raising costs amounted to £11.8 million within TDL Infomedia Holdings plc and to £10.0 million within TDL Infomedia Group plc. At the TDL Infomedia Holdings plc level the acquisition was funded through an equity investment (including capital contribution) of £68.3 million, a share for share exchange valued at £11.4 million and borrowings of £150.0 million. At the TDL Infomedia Group plc level the equity investment (including capital contribution) amounted to £91.1 million with borrowings of £125.0 million. The Group borrowings consisted of: (1) borrowings by TDL Infomedia Group plc of £55.0 million under a £65.0 million senior credit facility, (2) borrowings by TDL Infomedia Group plc of £70.0 million under a senior subordinated financing facility which was refinanced by the issue of £70,000,000 12.125% Senior Subordinated Notes due 2009 and (3) borrowings by TDL Infomedia Holdings plc of £25.0 million under a senior discount financing facility which was refinanced by the issue of US $87,360,000 15.5% Senior Discount Notes due 2010 at a price of 47.366%.

Following the change of control of the Group on 1 August 2000 a tender offer was made to acquire all the outstanding Senior Subordinated and Senior Discount Notes at 101% of the principal amounts outstanding. Acceptances were received from holders of £2,250,000 of the Senior Subordinated Notes. No acceptances were received from holders of the Senior Discount Notes.

Following a change of control of the Group's parent company, SEAT Pagine Gialle S.p.A, in August 2003 a tender offer was made to acquire all the outstanding Senior Subordinated Notes at 101% of the principal amounts outstanding. No acceptances were received. At 31 December 2003 £67,750,000 of the Senior Subordinated Notes remained outstanding (2002: £67,750,000).

The senior debt of £55.0 million raised at the time of the 1999 Acquisition was refinanced on 29 December 2000 under a one year syndicated revolving credit facility of £65.0 million bearing interest at an effective rate of LIBOR plus 1.10%.

On 14 December 2001 the Thomson group entered into a new £65.0 million Multicurrency Facility agreement with Sogerim S.A. (now Telecom Italia Finance S.A.), a subsidiary of Telecom Italia S.p.A. This facility bore interest at an effective rate of LIBOR/EURIBOR plus 1.375%.

On 10 September 2002 this facility was refinanced by a new one year £55.0 million Multicurrency Facility Agreement with Sogerim S.A. (now Telecom Italia Finance S.A.). The new facility bore interest at an effective rate of LIBOR/EURIBOR plus 1.625% p.a.

As a result of the change of control of our parent company, SEAT Pagine Gialle S.p.A., this facility was refinanced on 31 July 2003 by a new one year £55.0 million Multicurrency Facility Agreement directly with SEAT Pagine Gialle S.p.A. The new facility bears interest at an effective rate of LIBOR/EURIBOR plus 1.875% p.a.

As at 31 December 2003, the Thomson group had drawn £32.2 million under this facility, of which £15.4 million had been drawn down by TDL Infomedia Group plc and its subsidiaries. The undrawn balance under this facility of £22.8 million on 31 December 2003 is considered by the Group to be sufficient for present working capital requirements. The directors believe they will be able to refinance this facility when it becomes repayable, on 31 July 2004 (see Item 3(D) "Risk Factors").

(C)          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We continually seek to introduce new products and features in order to create incentives for our customers to renew their prior year's advertising subscription and increase their expenditure on our products. We typically roll out these product innovations over two to three years to the majority of our directories. In 1998 we rolled out White Knock-out, a feature which allows a customer's advertisement to stand out from its competitors by printing the advertisement against a white backdrop. In 1999 we launched yellow highlighted advertisements and double column unit advertisements as compared to standard single column advertisements. In 2000 we launched colour advertisements in the classified section of 39 directories. The roll-out of such colour advertisements has since been extended across a further 18 directories and in 2004 we intend to introduce full colour advertisements across a further 102 directories.

In December 2002 we launched a new directory of web addresses, WebFinder, for distribution throughout Central London.

(D)          TREND INFORMATION

During 2003 we grew our print advertising customer base by 8.9%, from 92,825 to 101,061. Our Internet advertising customer base also increased during 2003, with approximately 25% of our print advertiser customer base purchasing Internet advertising in 2003 and a further 3,143 customers purchasing Internet only advertising (as discussed in Item 5(A) "Operating Results"). While we expect to be able to continue to drive customer account growth across all areas of our business during 2004, we operate in a competitive market and the actions of competitors may impact our ability to continue to attract and retain new customers. It is too early to assess, for example, the impact that BT's re-entry into the print classified directories market during 2003 will have on our business.

(E)          OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the operating lease obligations disclosed in ITEM 18, the Group had no significant off-balance sheet financing arrangements in place during 2003.

(F)          TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the aggregate maturities of the Group's debt and operating leases and other long term obligations for the five years subsequent to 31 December 2003.
	2004	2005	2006	2007	2008	Thereafter	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Borrowings	15,444	-	-	-	-	67,750	83,194
Operating lease obligations	2,492	1,802	906	479	195	139	6,013
Unconditional purchase commitments	5,859	3,041	3,084	-	-	-	11,984
	23,795	4,843	3,990	479	195	67,889	101,191

The expected pension contributions payable by TDL Infomedia Group plc in 2004 to meet its future commitments are included in the amount of £3.7 million given in the additional US GAAP disclosures for employee benefit plans in Note 30 to the consolidated financial statements. This is the best estimate of the company in light of uncertainty over future market fluctuations in the pension plan as a result future commitments have not been included in the above table.

(G)          SAFE HARBOR

In addition to historical information, certain statements contained herein constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. These statements relate to our future prospects, developments and business strategies and are based on analyses of forecast of future results and estimates of amounts not yet determinable. These forward looking statements are made only as of the date of the annual report, and we do no undertake to publicly update or revise theses statements, whether as a result of new information, future events or otherwise, except as required by law.

These forward-looking statements are identified by their use of terms and phrase such as "anticipate", "believe", "should", "positioned", strategy", could", "estimate", "expect", intend", "may, "plan", "predict", project", "will" and similar terms and phrases, including references to assumptions.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or our industry results, to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether express or implied, by such forward looking statements. Such factors include the following: general economic and business conditions in the United Kingdom and financial conditions worldwide; our ability to continue to grow our business, changes in the regulatory environment in which we operate and competition from other companies.

The risks described above and in the section entitled Item 3.D "Key Information - Risk Factors" are not exhaustive. We operate in a competitive and rapidly changing environment. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements as a prediction or guarantee of actual results.

ITEM 6          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)          DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information about the directors of TDL Infomedia Group plc, the executive officers of TDL Group Limited and Thomson Directories Limited and other members of senior management of Thomson Directories Limited who served during 2003.
Name	Age	Position
Executive and Non-Executive Directors of TDL Infomedia Group plc:

Linda Pancratz*	48	Executive Director of TDL Infomedia Group plc and Chief Executive Officer of Thomson Directories Limited
Kevin Watson*	38	Executive Director of TDL Infomedia Group plc and Chief Financial Officer of Thomson Directories Limited
Marco Sala* (1)	45	Non Executive Director of TDL Infomedia Group plc
Paolo Giuri*	41	Non Executive Director of TDL Infomedia Group plc
Francesco Nigri* (2)	43	Non Executive Director of TDL Infomedia Group plc
Giacomo Casassa*(3)	52	Non Executive Director of TDL Infomedia Group plc
Ernesto Mauri (4)*	57	Non Executive Director of TDL Infomedia Group plc
Fabrizio Vigo (5)	32	Non Executive Director of TDL Infomedia Group plc

* Also a director of TDL Infomedia Limited and TDL Infomedia Finance Limited.

(1) Marco Sala resigned on 24 February 2003
(2) Francesco Nigri resigned on 7 April 2003
(3) Giacomo Casassa was appointed on 1 October 2003
(4) Ernesto Mauri was appointed on 7 April 2003 and resigned on 17 September 2003
(5) Fabrizio Vigo was appointed on 7 April 2003

Name	Age	Position
Other Members of Senior Management:

Douglas Bisset	52	Regional Sales and Customer Relations Director of Thomson Directories Limited
Sheila Fleming	43	Regional Sales Director of Thomson Directories Limited
Richard Staunton	38	Regional Sales Director of Thomson Directories Limited
Kendall Gordon	46	Marketing and Strategic Development Director of Thomson Directories Limited
Andrew Hopson	39	Management Information Services and Publishing Director of Thomson Directories Limited
Laurence O'Toole	34	Business Information and New Media Director of Thomson Directories Limited
Paolo Ferrari (6)	35	Operations Director of Thomson Directories Limited

(6) Paolo Ferrari resigned on 13 January 2004

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

Kevin Watson has been the Chief Financial Officer of Thomson Directories Limited since 1998. Mr. Watson joined TDL Group Limited from Dairy Crest Group plc in February 1998 where he was Finance Director of the logistics division. Prior to this appointment, he had been recruited to manage the 1996 flotation of Dairy Crest Group plc on the London Stock Exchange. Prior to joining Dairy Crest Group plc, Mr. Watson worked for five years in the Corporate Finance Department of Coopers & Lybrand. He became a member of the Institute of Chartered Accountants in England and Wales in 1989 and graduated from Bristol University with an Economics and Accountancy Degree (with Honours) in 1986.

Marco Sala was appointed Director of TDL Infomedia Group plc on 9 April 2002. Mr Sala was the managing director of the Directories business of SEAT Pagine Gialle SpA until January 2003 when he left to become managing director of Buffeti SpA. Prior to that, Mr Sala worked for Magneti Marelli, a subsidiary of the Fiat Group, as Head of the Board for co-ordinating e-business initiatives. Mr Sala graduated in 1985 with a degree in Business and Economics. Mr Sala resigned from the Company's board on 24 February 2003.

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

Giacomo Casassa was appointed Director of TDL Infomedia Group plc on 1 October 2003. Mr Casassa joined SEAT Pagine Gialle SpA in 1973 and is currently Director of Operations for the SEAT group. Mr Casassa has a degree in Business Administration.

Ernesto Mauri was appointed Director of TDL Infomedia Group plc on 7 April 2003 and subsequently resigned on 17 September 2003. Prior to leaving the group in 2003, Mr Mauri was the Director for Business Area Directories at SEAT Pagine Gialle SpA.

Fabrizio Vigo was appointed Director of TDL Infomedia Group plc on 7 April 2003. Mr Vigo joined SEAT Pagine Gialle S.p.A in June 2001 and is currently responsible for reporting on the group's subsidiaries and the Directory Assistance division of SEAT Pagine Gialle SpA. Prior to joining SEAT Pagine Gialle SpA Mr Vigo worked for Franco Tosi SpA in Milan.

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

Paolo Ferrari was appointed Operations Director of Thomson Directories Limited on 2 December 2002. Mr Ferrari joined the Group from SEAT Pagine Gialle SpA. Prior to joining SEAT Pagine Gialle SpA Mr Ferrari was Commercial and Business Development director at Kataweb SpA. Mr Ferrari resigned from the Thomson group on 13 January 2004.

Employment Agreements

Pursuant to employment agreements, Ms Pancratz is employed by TDL Group Limited, and Mr Watson is employed by Thomson Directories Limited. The agreements with Ms Pancratz and Mr Watson are terminable by either party on one year's notice and contain non-compete provisions that restrict them from being involved with, for the period of their employment and for a period of one year thereafter, any business relating to UK classified directories.

(B)          COMPENSATION

The aggregate compensation paid to all persons who served in the capacity of director or executive officer of TDL Group Limited and Thomson Directories Limited in 2003, including bonuses under the bonus scheme described below, was £0.8 million. Pursuant to their employment agreements, executive officers, directors and other members of senior management are entitled to participate in an annual bonus scheme pursuant to which they can receive annual bonus payments for achieving business plan targets.

As at 31 December 2003 retirement benefits were accruing in respect of the two executive directors under a defined benefit scheme. Cash contributions of £45,126 were made under the scheme during 2003 (2002: £11,556).

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

(D)          EMPLOYEES

The average number of persons employed by the Group during the period, by category was:
	Year ended 31 December
	2001	2002	2003
Sales and Marketing	584	545	588
Production	116	125	132
Administration	156	165	183
	856	835	903

Approximately 40 employees are members of the Supervisory, Administrative and Technical Association (S.A.T.A.) labour union. The Group has a good relationship with S.A.T.A.

(E)          SHARE OWNERSHIP

None of the directors and other members of senior management listed in Item 6.A beneficially own more than one percent of the issued share capital of TDL Infomedia Limited, the ultimate U.K. parent company of the Group.

ITEM 7          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)          MAJOR SHAREHOLDERS

On 1 August 2000 SEAT Pagine Gialle SpA acquired 99.6% of the issued share capital of TDL Infomedia Limited, the ultimate U.K. parent company of the Group, for an equity value of £308 million and the assumption of approximately £150 million of debt. Since then Pagine Gialle SpA have acquired a further 0.26% of the issued share capital of TDL Infomedia Limited. Participating management and members of their immediate family hold the remaining 0.14% of the issued share capital of TDL Infomedia Limited. The acquisition was effected by means of a share exchange.

As of 31 December 2003 the principal shareholders of the share capital of TDL Infomedia Limited, the ultimate U.K. parent company of TDL Infomedia Group plc, were as follows:
	Ordinary Shares	"A" Investment Shares	"B" Investment Shares	"C" Investment Shares	Percentage of Total Ordinary Shares
SEAT Pagine Gialle SpA	13,895,706	18,924	18,924		99.86%
The beneficial direct and indirect ownership of officers and directors and other members of senior management as a group	-	-	-	18,924	0.14%

As of 31 December 2003, there were 13,952,478 shares in the capital of TDL Infomedia Limited in issue consisting of 13,895,706 Ordinary shares of £0.01 each, 18,924 "A" Investment shares of £0.01 each, 18,924 "B" Investment shares of £0.01 each and 18,924 "C" Investment shares of £0.01 each. In the event of a winding-up of TDL Infomedia Limited the Ordinary shares rank ahead of the Investment shares. The Investment shares have equal voting rights to Ordinary shares but have no dividend rights. Investment "A" shares rank pari passu with Investment "B" and Investment "C" shares.

(B)          RELATED PARTY TRANSACTIONS

Relationships and Transactions Relating to TDL InfoSpace (Europe) Limited

In July 1998, Thomson Directories Limited formed a joint venture with InfoSpace.com, Inc. pursuant to which TDL InfoSpace (Europe) Limited, the joint venture vehicle, would develop Internet content services by acquiring Internet content, developing technology to enable the use of that content such as through data search and retrieval and developing distribution channels for the sale of that content and technology. Thomson Directories Limited and InfoSpace.com, Inc. each initially contributed £300,000 to the joint venture. Gary List, then the Chief Executive Officer of TDL Group Limited and Thomson Directories Limited, was a director of InfoSpace.com, Inc. from July 1998 to May 2000.

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

In January 1999, Thomson Directories Limited sold its interest in TDL InfoSpace (Europe) Limited at cost for £300,000 to TDLI.com Limited, a company owned by the principal shareholders of TDL Infomedia Limited. At the time four directors of Thomson Directories Limited, Mr GC List, Ms LM Pancratz, Mr JG Hudson and Mr KJ Watson were directors of TDLI.com Limited. At the time seven directors of TDL Group Limited, Mr GC List, Ms LM Pancratz, Mr J G Hudson, Mr KJ Watson, Mr HW Battcock, Mr BR Norman and Mr EA Barton were directors of TDLI.com Limited. On 29 January 1999 Mr GC List, Ms LM Pancratz, Mr KJ Watson, Mr JG Hudson, Mr BR Norman and Mr HW Battcock and their immediate families held beneficial interest in shares of TDL Group Limited and TDLI.com Limited. In addition, Mr HW Battcock had an interest in funds which had invested in TDLI.com Limited and TDL Group Limited.

In connection with its purchase of the joint venture interest, TDLI.com Limited assumed some of the rights and obligations of Thomson Directories Limited under the agreement governing the joint venture. However, Thomson Directories Limited agreed to guarantee the performance by TDLI.com Limited of all of its obligations under the agreement.

TDLI.com Limited's purchase of the joint venture interest was funded by Thomson Directories Limited pursuant to an intercompany funding agreement, with interest accruing at four per cent per annum above the base rate at Barclays Bank plc. As at 30 December 1999, the amount outstanding under the intercompany funding agreement was £300,000.

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

Other Related Party Transactions and Relationships

During 1999 and 2000 the Group loaned BEF 146 million and BEF 331 million (approximately £2.3 million and £5.0 million) respectively to TDL Belgium SA. Prior to the sale of thereof on 30 March 2001, the Group loaned a further BEF100 million (approximately £1.7 million) to the joint venture. The Group sold its investment in, and loans to, TDL Belgium SA to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for £4.1 million, the net asset value reflected in the Group's accounts on the date of sale. The Group has no further funding obligations in this regard. Three directors of the Company, Mr GC List, Ms LM Pancratz and Mr KJ Watson were also directors of TDL Belgium SA throughout 2001. Mr GC List retired on 1 February 2002.

Thomson Directories Limited recharges the Thomson Pension Fund the costs of administration and independent advisors borne by Thomson Directories Limited. The total amount recharged in the year to 31 December 2003 was £33,044 (2002 : £25,568).

On 14 December 2001 the Group refinanced its borrowings with a new Multicurrency Facility agreement of £65.0 million from Sogerim S.A., a Telecom Italia subsidiary. This facility has since been refinanced on 10 September 2002 with a new £55.0 Multicurrency Facility agreement from Telecom Italia Finance S.A. (formerly Sogerim S.A.). On 12 August 2002 the Group also entered into a £55.0 million Facility Agreement with Telecom Italia Finance S.A. to finance bond repurchases. Both these facilities have since been refinanced by two £55.0 million facilities from SEAT Pagine Gialle S.p.A.

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

Dividends

The Group's ability to pay dividends is restricted under the covenants set out in the Senior Discount Note indenture. Consequently, no dividends were declared during 2003 (2002: Nil).

(B)          SIGNIFICANT CHANGES

No significant change has occurred since the date of the Annual Financial Statements included in Item 18.

ITEM 9          THE OFFER AND LISTING

(A)          OFFER AND LISTING DETAILS

Not applicable.

(B)          PLAN OF DISTRIBUTION

Not applicable.

(C)          MARKETS

Nature of trading market

On December 30 1999, we made our initial submission of the registration Statement with the Securities and Exchange Commission with respect to the exchange for the new Senior Subordinated Notes of all old Senior Subordinated Notes. The Registration Statement was declared effective on February 14, 2000. The new Senior Subordinated Notes were issued on 17 March, 2000. £69,250,000 of the old Senior Subordinated Notes were exchanged for new Senior Subordinated Notes. As of 21 March 2000 the new Senior Subordinated Notes were registered under the US Securities Act of 1933, as amended. The remaining £750,000 of Senior Subordinated Notes remained unregistered. Following the change of control of the Group on 1 August 2000 a tender offer was made to acquire all the outstanding Notes at 101% of the principal amounts outstanding. Acceptances were received from holders of £2,250,000 of the notes.

Following a change of control of the Group's parent company, SEAT Pagine Gialle S.p.A, in August 2003 a tender offer was made to acquire all the outstanding Senior Subordinated Notes at 101% of the principal amounts outstanding. No acceptances were received.

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

(E)          TAXATION

The following summary describes the material U.K. tax consequences of the ownership of the Senior Subordinated Notes as of the date hereof but does not purport to be comprehensive. Except where noted, it relates only to the position of persons who are the absolute beneficial owners of their Senior Subordinated Notes and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon the provisions of the U.K. tax laws and U.K. Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. As used herein, the term "Noteholder" means any absolute beneficial owner of the Senior Subordinated Notes that owns those Senior Subordinated Notes as an investment.

Noteholders who are in any doubt as to their tax position should consult their professional advisers. Persons considering the purchase, ownership or disposition of Senior Subordinated Notes should consult their tax advisers concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. Noteholders who may be liable to taxation in jurisdictions other than the United Kingdom in respect of their acquisition, holding or disposal of the Senior Subordinated Notes are particularly advised to consult their professional advisers as to whether they are so liable (and if so under the laws of which jurisdictions), since the following comments relate only to certain United Kingdom taxation aspects of payments in respect of the Senior Subordinated Notes. In particular, Noteholders should be aware that they may be liable to taxation under the laws of other jurisdictions in relation to payments in respect of the Senior Subordinated Notes even if such payments may be made without withholding or deduction for or on account of taxation under the laws of the United Kingdom.

No representations with respect to the tax consequences to any particular Noteholder of Senior Subordinated Notes are made. The following is a general guide and should be treated with appropriate caution.

EU Savings Directive

On 3 June 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from 1 January 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

U.K. Withholding Tax on Interest on the Senior Subordinated Notes
(1)

The Senior Subordinated Notes, which carry a right to interest, will constitute "quoted Eurobonds" provided they are and continue to be listed on a recognised stock exchange. On the basis of the United Kingdom Inland Revenue's published interpretation of the relevant legislation, securities which are listed on a stock exchange in a country which is a Member State of the European Union or which is part of the European Economic Area will satisfy this requirement if they are listed by a competent authority in that country and are admitted to trading on a recognised stock exchange in that country; securities which are listed on a stock exchange in any other country will satisfy this requirement if they are admitted to trading on a recognised stock exchange in that country. The Luxembourg Stock Exchange, on which the Senior Subordinated Notes are listed, is currently a recognised stock exchange for these purposes. Whilst the Senior Subordinated Notes are and continue to be "quoted Eurobonds", payments of interest on the Senior Subordinated Notes may be made without withholding or deduction for or on account of United Kingdom income tax.

(2)

In all cases falling outside the exemption described in (1) above, interest on the Senior Subordinated Notes may be paid under deduction of United Kingdom income tax at the lower rate (currently 20%) subject to such relief as may be available under the provisions of any applicable double taxation treaty or to any other exemption which may apply.

Provision of Information Obligation

Noteholders should note that where any interest on the Senior Subordinated Notes is paid to them (or to any person acting on their behalf) by us or any person in the United Kingdom acting on behalf of us (a "paying agent"), or is received by any person in the United Kingdom acting on behalf of the relevant Noteholder (other than solely by clearing or arranging the clearing of a cheque) (a "collecting agent"), then we, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the United Kingdom Inland Revenue details of the payment and certain details relating to the Noteholder (including the Noteholder's name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the Noteholder is resident in the United Kingdom for United Kingdom taxation purposes. Where the Noteholder is not so resident, the details provided to the United Kingdom Inland Revenue may, in certain circumstances, be passed by the United Kingdom Inland Revenue to the tax authorities of the jurisdiction in which the Noteholder is resident for taxation purposes.

The provisions referred to above also apply, in certain circumstances, to payments made on redemption of any Senior Subordinated Notes where the amount payable on redemption is greater than the issue price of the Senior Subordinated Notes.

Tax on Interest Payments

Interest and any element of discount or premium on the Senior Subordinated Notes constitutes U.K. source income for U.K. tax purposes and, as such, may be subject to U.K. tax by direct assessment even where paid without withholding. However, interest, discount or premium with a U.K. source received without deduction or withholding on account of U.K. tax will not be chargeable to U.K. tax in the hands of a Noteholder who is not resident for tax purposes in the United Kingdom unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment in connection with which the interest is received or to which the Senior Subordinated Notes are attributable. There are exemptions for interest received by some categories of agent, such as some brokers and investment managers.

General

Any discount element on the Senior Subordinated Notes will not, in general, be subject to any United Kingdom withholding tax pursuant to the provisions mentioned in the sections relating to withholding tax above, but may be subject to reporting requirements as outlined above. Where a premium is payable on redemption of the Senior Subordinated Notes, as opposed to the Senior Subordinated Notes being issued at a discount then any such element of premium may constitute a payment of interest. Payments of interest are subject to U.K. withholding tax and reporting requirements as outlined above.

In general, references to "interest" mean "interest" as understood in U.K. tax law. The statements contained in this section "United Kingdom Taxation" do not take account of any different definitions of "interest" or "principal" which may prevail under any other law or which may be created by the terms and conditions of the Senior Subordinated Notes or any related documentation.

Where interest has been paid under deduction of United Kingdom income tax, Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in any double taxation treaty.

The above description of the United Kingdom withholding tax position assumes that there will be no substitution of an issuer and does not consider the tax consequences of any such substitution.

Ownership and Disposal, including Redemption, by U.K. Corporation Tax Payers

In general, Noteholders which are within the charge to U.K. corporation tax will be charged to tax on all returns on and fluctuations in value of the Senior Subordinated Notes broadly in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market basis or an accruals basis which is authorised for tax purposes. Such Noteholders will generally be charged to tax in each accounting period by reference to interest accrued in that period and any profit or loss which, in accordance with such Noteholders' authorised accounting method, is applicable to that period.

Ownership and Disposal, including Redemption, by other U.K. Tax Payers

In relation to ownership of the Senior Subordinated Notes, reference should be made to the paragraphs "Tax on Interest Payments" above.

The Senior Subordinated Notes will constitute "qualifying corporate bonds" within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal by a Noteholder will not give rise to a chargeable gain or an allowable loss for the purposes of the U.K. taxation of chargeable gains.

Accrued Income Scheme

On a disposal of the Senior Subordinated Notes by a Noteholder, any interest which has accrued since the last interest payment date (or where no interest payment date has occurred, since the date of issue of the Senior Subordinated Notes) may be chargeable to tax as income if that Noteholder is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Senior Subordinated Notes are attributable.

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

(I)          SUBSIDIARY INFORMATION

Not applicable.

ITEM 11          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKETING RISK

The following table summarises the expected maturity date and fair value of our outstanding financial instruments at 31 December 2003.
	Expected Maturity Date of Financial Instruments (excluding accrued interest)							2003

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	£'000
Variable rate borrowings
Sterling	15,444	-	-	-	-	-	15,444	15,444
Weighted average interest rate							5.34%

Fixed rate borrowings
Sterling	-	-	-	-	-	67,750	67,750	74,187
Weighted average interest rate							12.125%

Exchange risk management

The Group has low exposure to foreign currency risks. At 31 December 2003 the Group had no foreign currency bank balances (2002: Euro 60,000)

Interest rate risk management

We finance our operations through a combination of subsidiary profits, long-term loans, high yield debt finance and bank borrowings. The directors aim to minimise exposure to fluctuating interest rates along with the potential impact on liquidity by holding borrowings on both fixed and floating interest rates.

The Group raised high yield debt at fixed rates during 1999. The debt was raised in the form of Sterling bonds. The Sterling bonds were issued for £70 million, 96.8% of which were still outstanding at 31 December 2003.

At 31 December 2003 81.4% (2002: 72.7%) of the Group's borrowings were at fixed rates.

Liquidity risk

The Group policy is to ensure that it maintains continuous sources of funding with at least 50% of its borrowings maturing after more than five years. At 31 December 2003 81.4% (2002: 72.7%) of the Group's borrowings were due to mature in more than 5 years.

Concentration of Credit risk

The majority of our turnover is derived from selling advertising to small to medium-sized businesses, although we do have several larger national customers. Our accounts receivable balance of £21.5 million at 31 December 2003 (2002: £18.7 million) is comprised of many small balances. No one customer comprised more than 10% of our annual sales during each of the three years ended 31 December 2003 or more than 5% of our accounts receivables balances at 31 December 2002 and 2003. In the ordinary course of our business we extend credit to these customers for advertising purchases. Our advertising sales are concentrated in the South East regions of the United Kingdom. If there was an economic downturn in the South East regions of the United Kingdom or the other local economies of the communities we serve, our ability to collect amounts due to us may be adversely affected.

ITEM 12          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14          MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15          CONTROLS AND PROCEDURES

The board of directors has overall responsibility for reviewing our financial reporting procedures and internal controls to ensure full and accurate disclosure of our financial position. We carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our internal controls and procedures as of the end of the period covered by this report. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the SEC. In addition, we reviewed our internal controls and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of the last evaluation. Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place. You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16          RESERVED

ITEM 16A        AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have a separate audit or remuneration committee, consequently the full board of directors fulfills these functions. Our chief financial officer, Kevin Watson, is determined to be the Company's audit committee financial expert.

ITEM 16B          CODE OF ETHICS

We have not yet adopted a "code of ethics" as that term is defined in the rules promulgated under the Sarbanes-Oxley Act, however we intend to adopt such a code prior to our next financial year end reporting date of 31 December 2004.

ITEM 16C          PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2002 and 2003 we paid the following amounts to our auditors, Ernst & Young LLP, for audit services and tax services:

	2002 £'000	2003 £'000

Audit fees	49	72
Tax fees	5	-

Total	54	72

ITEM 16D          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17          FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18          FINANCIAL STATEMENTS

The following financial statements together with the report of Ernst & Young LLP thereon are filed as part of the annual report:

Report of Independent Auditors.	F-1
Consolidated profit and loss accounts for the years ended 31 December 2001, 2002 and 2003	F-2
Consolidated balance sheets at 31 December 2002 and 2003	F-3
Consolidated cash flow statements for the years ended 31 December 2001, 2002 and 2003	F-4
Notes to the accounts	F-5

ITEM 19          EXHIBITS
Number	Description
1.1	Memorandum and Articles of Association of TDL Infomedia Group plc. (1)
2(c).1	Indenture, dated 13 October 1999, between TDL Infomedia Group plc, as issuer, and The Bank of New York, as trustee, relating to the 12 1/8% Senior Subordinated Notes due 2009. (1)
2(c).2	Registration Rights Agreement, dated 13 October 1999, between TDL Infomedia Group plc and CIBC World Markets plc, relating to the 12 1/8% Senior Subordinated Notes due 2009. (1)
2(c).3	Note Depositary Agreement, dated 13 October 1999, between TDL Infomedia Group plc and The Bank of New York, relating to the 12 1/8% Senior Subordinated Notes due 2009. (1)
4(a).1

Sale and Purchase Agreement, dated 30 July 1999, among the Vendors, TDL Infomedia Group plc, TDL Infomedia Finance Limited, GM LLC and others relating to the sale and purchase of the issued share capital of TDL Group Limited. (1)

4(a).2

Facility Agreement, dated 30 July 1999, in relation to a £35,000,000 Term Loan A Facility, a £20,000,000 Term Loan B Facility and a £10,000,000 Revolving Credit Facility among TDL Infomedia Limited, TDL Infomedia Finance Limited, TDL Infomedia Holdings Limited (now known as TDL Infomedia Holdings plc), TDL Infomedia Group Limited (now known as TDL Infomedia Group plc), TDL Group Limited, Thomson Directories Limited, CIBC World Markets plc and BankBoston N.A. (1)

ITEM 19          EXHIBITS - CONTINUED
Number	Description
4(a).3

Multicurrency Facility Agreement dated 10 September 2001, in relation to a £65 million revolving credit facility among TDL Infomedia Limited, TDL Infomedia Group plc, TDL Group Limited, Thomson Directories Limited and Sogerim S.A. (2)

4(a).4

Multicurrency Facility Agreement dated 10 September 2002, in relation to a £55 million revolving credit facility among TDL Infomedia Limited, TDL Infomedia Group plc, TDL Group Limited, Thomson Directories Limited and Sogerim S.A. (3)

4(a).5

Multicurrency Facility Agreement dated 23 July 2003, in relation to a £55 million revolving credit facility among TDL Infomedia Limited, TDL Infomedia Group plc, TDL Group Limited, Thomson Directories Limited and SEAT Pagine Gialle S.p.A.

4(a).6	Business Customer Database Licence Agreement dated 27 October 1994, between British Telecommunications plc and Thomson Directories Limited. (1)
4(a).7	Directory Information Licence Agreement dated 1 January 2001, between British Telecommunications plc and Thomson Directories Limited. (2)
4(a).8	Share Purchase Agreement dated 30 March 2001, in relation to the sale of shares in TDL Belgium S.A. and Indirect Sprl S.A. to Maracana Holdings B.V. (2)
4(a).9	Assignment and Assumption Agreement dated 30 March 2001, in relation to the assignment of loans to TDL Belgium S.A. to Maracana Holdings B.V. (2)
8.1	List of subsidiaries of TDL Infomedia Group plc. (1)
12.1	Certification by Chief Executive Officer
12.2	Certification by Chief Financial Officer
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C Section 1350

(1) Exhibits to Form F-4 filed on December 30, 1999.
(2) Exhibits to Form 20-F filed on March 28, 2002
(3) Exhibits to Form 20-F filed on March 28, 2003

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

TDL Infomedia Group plc Registrant
Date: 23 March 2004
By: /s/ KJ Watson Name: KJ Watson Title: Chief Financial Officer

EXHIBIT INDEX
Number	Description	Sequentially numbered page
1.1	Memorandum and Articles of Association of TDL Infomedia Group plc. (1)	n/a
2(c).1	Indenture, dated 13 October 1999, between TDL Infomedia Group plc, as issuer, and The Bank of New York, as trustee, relating to the 12 1/8% Senior Subordinated Notes due 2009. (1)	n/a
2(c).2	Registration Rights Agreement, dated 13 October 1999, between TDL Infomedia Group plc and CIBC World Markets plc, relating to the 12 1/8% Senior Subordinated Notes due 2009. (1)	n/a
2(c).3	Note Depositary Agreement, dated 13 October 1999, between TDL Infomedia Group plc and The Bank of New York, relating to the 12 1/8% Senior Subordinated Notes due 2009. (1)	n/a
4(a).1

Sale and Purchase Agreement, dated 30 July 1999, among the Vendors, TDL Infomedia Group plc, TDL Infomedia Finance Limited, GM LLC and others relating to the sale and purchase of the issued share capital of TDL Group Limited. (1)

n/a
4(a).2

Facility Agreement, dated 30 July 1999, in relation to a £35,000,000 Term Loan A Facility, a £20,000,000 Term Loan B Facility and a £10,000,000 Revolving Credit Facility among TDL Infomedia Limited, TDL Infomedia Finance Limited, TDL Infomedia Holdings Limited (now known as TDL Infomedia Holdings plc), TDL Infomedia Group Limited (now known as TDL Infomedia Group plc), TDL Group Limited, Thomson Directories Limited, CIBC World Markets plc and BankBoston N.A. (1)

n/a
4(a).3

Multicurrency Facility Agreement dated 10 September 2001, in relation to a £65 million revolving credit facility among TDL Infomedia Limited, TDL Infomedia Group plc, TDL Group Limited, Thomson Directories Limited and Sogerim S.A. (2)

n/a
4(a).4

Multicurrency Facility Agreement dated 10 September 2002, in relation to a £55 million revolving credit facility among TDL Infomedia Limited, TDL Infomedia Group plc, TDL Group Limited, Thomson Directories Limited and Sogerim S.A. (3)

n/a
4(a).5

Multicurrency Facility Agreement dated 23 July 2003, in relation to a £55 million revolving credit facility among TDL Infomedia Limited, TDL Infomedia Group plc, TDL Group Limited, Thomson Directories Limited and SEAT Pagine Gialle S.p.A.

4(a).6	Business Customer Database Licence Agreement dated 27 October 1994, between British Telecommunications plc and Thomson Directories Limited. (1)	n/a
4(a).7	Directory Information Licence Agreement dated 1 January 2001, between British Telecommunications plc and Thomson Directories Limited. (2)	n/a
4(a).8	Share Purchase Agreement dated 30 March 2001, in relation to the sale of shares in TDL Belgium S.A. and Indirect Sprl S.A. to Maracana Holdings B.V. (2)	n/a
4(a).9	Assignment and Assumption Agreement dated 30 March 2001, in relation to the assignment of loans to TDL Belgium S.A. to Maracana Holdings B.V. (2)	n/a
49 EXHIBIT INDEX - continued
Number	Description	Sequentially numbered page
8.1	List of subsidiaries of TDL Infomedia Group plc. (1)	n/a
12.1	Certification by Chief Executive Officer
12.2	Certification by Chief Financial Officer
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C Section 1350

(1) Exhibits to Form F-4 filed on December 30, 1999
(2) Exhibits to Form 20-F filed on March 28, 2002
(3) Exhibits to Form 20-F filed on March 28, 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of TDL Infomedia Group plc

We have audited the accompanying consolidated balance sheets of TDL Infomedia Group plc as of 31 December 2003 and 2002 and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the three years in the period ended 31 December 2003. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TDL Infomedia Group plc at 31 December 2003 and 2002 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2003 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 30 of Notes to the Financial Statements).

/s/ Ernst & Young LLP

ERNST & YOUNG LLP
Southampton, England

2 March 2004

TDL INFOMEDIA GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
	Notes	Year ended 31 December 2001	Year ended 31 December 2002	Year Ended 31 December 2003
		£'000	£'000	£'000

Turnover (incl. share of joint ventures)		93,461	96,945	104,125
Less: share of joint venture turnover		(324)	-	-
Turnover	2	93,137	96,945	104,125
Cost of sales		(40,052)	(39,576)	(43,103)
Gross profit		53,085	57,369	61,022
Net operating expenses	3	(41,924)	(43,511)	(46,773)
Group operating profit	4	11,161	13,858	14,249
Share of loss in joint venture		(636)	-	-
Total operating profit		10,525	13,858	14,249
Interest receivable and similar income	7	163	43	34
Interest payable and similar charges	8	(12,288)	(10,295)	(9,555)
(Loss)/profit on ordinary activities before taxation		(1,600)	3,606	4,728
Taxation on loss on ordinary activities	9	(4,138)	(5,549)	(5,056)
Loss for the financial year		(5,738)	(1,943)	(328)

There were no recognised gains or losses other than those shown above.

A summary of the significant adjustments to loss for the financial year that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 30 of Notes to the Financial Statements.

The accompanying notes form an integral part of these Financial Statements.

TDL INFOMEDIA GROUP PLC
CONSOLIDATED BALANCE SHEETS

		31 December	31 December
	Notes	2002	2003
		£'000	£'000

Fixed assets
Intangible assets	10	163,632	149,508
Tangible assets	11	12,488	11,316

Current assets
Stocks	12	8,130	8,295
Debtors:
amounts falling due within one year	13	22,426	27,148
after one year	13	189	163
Cash at bank and in hand		1,496	7,586
		32,241	43,192
Creditors: amounts falling due within one year	14	(59,012)	(54,695)
Net current liabilities		(26,771)	(11,503)
Total assets less current liabilities		149,349	149,321
Creditors: amounts falling due after one year	15	(65,695)	(66,035)
Provisions for liabilities and charges	18	(120)	(80)
Net assets		83,534	83,206

Capital and reserves
Called up share capital	20	624	624
Share premium account	20	61,833	61,833
Other reserves	21	40,000	40,000
Profit and loss account	22	(18,923)	(19,251)
Total equity shareholder's funds	23	83,534	83,206

A summary of the significant adjustments to total equity shareholder's funds that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 30 of Notes to the Financial Statements.

The accompanying notes form an integral part of these Financial Statements.

TDL INFOMEDIA GROUP PLC
CONSOLIDATED CASH FLOW STATEMENTS
	Notes to cash flow statement	Year ended 31 December 2001	Year ended 31 December 2002	Year Ended 31 December 2003
		£'000	£'000	£'000
Net cash inflow from operating activities	1	30,564	28,766	29,232
Returns on investments and servicing of finance
Interest received		159	43	37
Interest paid		(11,271)	(9,589)	(8,796)
Costs associated with the servicing of finance		-	(18)	(70)
Net cash outflow from returns on investment and servicing of finance		(11,112)	(9,564)	(8,829)
Tax paid		(1,143)	(2,712)	(2,640)
Capital expenditure and financial investments
Payments to acquire tangible fixed assets		(11,577)	(1,710)	(1,202)
Receipts from sales of tangible fixed assets		31	-	51
Net cash outflow for capital expenditure and financial investments		(11,546)	(1,710)	(1,151)
Acquisitions and disposals
Net cash received for sale of loans and investment in joint venture		807	-	-
Net cash inflow for acquisitions and disposals		807	-	-
Net cash inflow before financing and management of liquid resources		7,570	14,780	16,612
Financing
(Decrease)/increase in borrowings
short term loans and debentures repaid		(15,000)	(13,500)	(10,500)
costs associated with the repayment of debt		(57)	(345)	-
Group undertakings		931	(1,116)	(22)
Net cash (outflow)/inflow for financing		(14,126)	(14,961)	(10,522)
(Decrease)/increase in cash	2,3	(6,556)	(181)	6,090

The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are described in Note 30 of Notes to the Financial Statements.

The accompanying notes form an integral part of these Financial Statements.

TDL INFOMEDIA GROUP PLC
GROUP CASH FLOW STATEMENTS
NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

1.    RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	Year ended 31 December 2001	Year ended 31 December 2002	Year Ended 31 December 2003
	£'000	£'000	£'000

Total operating profit	10,525	13,858	14,249
Depreciation charge	2,335	2,459	2,321
Amortisation	14,126	14,124	14,124
Share of joint venture losses	636	-	-
Increase in stock and work in progress	(1,479)	(265)	(165)
Decrease/(increase) in debtors (1)	3,961	513	(5,054)
(Decrease)/increase in creditors	(450)	(911)	3,759
Increase/(decrease) in group liabilities	910	(1,012)	(2)
Net cash inflow from operating activities	30,564	28,766	29,232

(1) The 2001 decrease in debtors includes the sale of loans to TDL Belgium S.A. - see note 19.

2.    ANALYSIS OF NET DEBT
	At 31 December 2002	Cash flows	Other non- cash charges	At 31 December 2003
	£'000	£'000	£'000	£'000
Cash in hand	1,496	6,090	-	7,586
Debt due in less than one year	(26,843)	10,161	18	(16,664)
Debt due after one year	(65,673)	-	(362)	(66,035)
Total net debt	(91,020)	16,251	(344)	(75,113)

	At 31 December 2001	Cash flows	Other non- cash charges	At 31 December 2002
	£'000	£'000	£'000	£'000
Cash in hand	1,677	(181)	-	1,496
Debt due in less than one year	(40,335)	13,534	(42)	(26,843)
Debt due after one year	(65,360)	-	(313)	(65,673)
Total net debt	(104,018)	13,353	(355)	(91,020

	At 31 December 2000	Cash flows	Other non- cash charges	At 31 December 2001
	£'000	£'000	£'000	£'000
Cash in hand	8,233	(6,556)	-	1,677
Debt due in less than one year	(54,864)	14,378	151	(40,335)
Debt due after one year	(64,967)	-	(393)	(65,360)
Total net debt	(111,598)	7,822	(242)	(104,018)

TDL INFOMEDIA GROUP PLC
GROUP CASH FLOW STATEMENTS
NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

3.    RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended 31 December 2001	Year ended 31 December 2002	Year Ended 31 December 2003
	£'000	£'000	£'000
(Decrease)/increase in cash in the period	(6,556)	(181)	6,090
Cash outflow from decrease in net debt	14,378	13,534	10,161
Change in net debt resulting from cash flows	7,822	13,353	16,251
Amortisation of debt issue costs	(242)	(355)	(344)
Movement in net debt in the period	7,580	12,998	15,907
Net debt at start of period	(111,598)	(104,018)	(91,020)
Net debt at end of period	(104,018)	(91,020)	(75,113)

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

1.    ACCOUNTING POLICIES

These financial statements comprise the accounts of TDL Infomedia Group plc, a holding company and its direct and indirect wholly owned subsidiaries, TDL Group Limited and Thomson Directories Limited, (together the ''Group''). The Group publishes classified directories in the United Kingdom and earns revenues and commissions on advertisements contained in such directories. A summary of the principal accounting policies, all of which have been applied consistently, is set out below:

a.  Accounting convention

The financial statements have been prepared under the historical cost convention and in accordance with applicable U.K. accounting standards. Accounting principles generally accepted in the U.K. differ in certain significant respects from accounting principles generally accepted in the U.S. The application of the latter would have affected the determination of profit, cash flows and shareholders equity, as detailed in Note 30.

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

c.  Basis of consolidation

The Group financial statements consolidate the financial statements for TDL Infomedia Group plc and its direct and indirect wholly owned subsidiary undertakings, TDL Group Limited and Thomson Directories Limited.

Where a subsidiary is acquired by the issue of the share capital the investment is shown in the accounts of the holding company at the fair value of the shares issued less any provision for permanent diminution in value.

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

d. Goodwill

Goodwill arising on consolidation represents the excess of the consideration given over the fair value of the separable net assets acquired. Goodwill arising on the acquisition of subsidiaries is capitalised and amortised over 15 years. Impairment reviews are performed annually to ensure that the intangible asset is not carried above the recoverable amount.

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

g. Fixed assets, depreciation and amortisation

Fixed assets are stated at cost, net of depreciation and provision for permanent diminution in value.

Depreciation is provided on a straight-line basis at rates calculated to write off the cost of each asset over its estimated useful life. The annual rates for the major classes of tangible fixed assets are as follows:

Freehold properties	6.7%
Short-term leasehold properties	Period of lease
Software	33.34%
Computer equipment	33.34%
Office furniture and equipment	10-20%

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

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

j. Financial instruments

Financial assets are recognised when the Group has rights or other access to economic benefits. Such assets consist of cash, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. When these criteria no longer apply, a financial asset or liability is no longer recognised.

k. Derivative financial instruments

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

l. Borrowings and debt issue costs

All borrowings are initially stated at the fair value of the consideration received after the deduction of issue costs. Issue costs, together with finance costs, are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding.

m. Operating leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.

n. Pensions

The Group operates a defined benefit scheme available to all employees with more than one year's service. Pension costs are charged to the profit and loss account so as to spread the costs (as a level percentage of salary) over the estimated average service lives for the employees in the scheme.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

o. Deferred Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

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

p. Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate ruling on the date of the transaction except for those covered by a forward contract where the forward rate is used. All foreign exchange differences are taken to the profit and loss account.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

2.    TURNOVER

An analysis of segmental sales revenues, all of which are revenues from external customers, is as follows:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
U.K. Paper Directories	86,918	89,370	96,212
Internet Services	3,498	4,474	4,834
Business Information	6,161	6,892	7,355
Less: Discounts	(3,440)	(3,791)	(4,276)
Total	93,137	96,945	104,125

3.    NET OPERATING EXPENSES
	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Distribution costs	3,865	3,929	4,136
Administrative expenses	38,059	39,582	42,637
	41,924	43,511	46,773

4.    GROUP OPERATING PROFIT

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Group operating profit is stated after charging:
Auditors' remuneration - audit services	85	49	72
Auditors' remuneration - non- audit services	5	5	-
Rental costs relating to operating leases	3,229	2,520	2,631
Depreciation of tangible fixed assets	2,335	2,459	2,321
Profit on disposal of fixed assets	-	-	51
Amortisation of intangible fixed assets	14,126	14,124	14,124
Advertising costs	1,520	1,953	3,621
Rental income	(519)	(623)	(661)

Rental costs relating to operating leases stated above, include hire of plant and machinery of £2,205,000 for the year ended 31 December 2003, £1,946,000 for the year ended 31 December 2002 and £2,566,000 for the year ended 31 December 2001. Rental income is generated from the sub-leasing of un-utilised office space.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

5.    EMPLOYEES
	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
The average monthly number of persons employed by the Group during the period, by category was:
Sales and marketing	584	545	588
Production	116	125	132
Administration	156	165	183
	856	835	903

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
The aggregate remuneration and associated costs of Group employees was:
Salaries and wages	27,484	26,802	30,673
Social security costs	2,875	2,723	3,379
Pension costs (see note 24)	1,293	1,424	1,575
	31,652	30,949	35,627

6.    DIRECTORS EMOLUMENTS

Total emoluments of all directors for services to the group are:
	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Aggregate emoluments	1,248	915	795

At 31 December 2003 retirement benefits were accruing in respect of two directors under the Group's defined benefit scheme. Cash contributions of £45,126 were made to the pension scheme during the year in respect of the two directors (2002 -- £11,556).

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

6.      DIRECTORS' EMOLUMENTS - continued

Highest paid director	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Aggregate emoluments	623	645	622
Defined benefit schemes:
accrued pension at end of period	24	25	29

At 31 December 2003 two of the directors of the Company were also directors of its principal subsidiaries and their remuneration is paid directly by the subsidiaries

7.      INTEREST RECEIVABLE AND SIMILAR INCOME
	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000

Interest receivable on short term deposits	159	43	34
Interest receivable by joint venture	4	-	-
	163	43	34

8.      INTEREST PAYABLE AND SIMILAR CHARGES
	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000

On bank loans, overdrafts and notes	11,345	8,277	8,330
On intercompany loans	164	1,663	881
Interest payable by joint venture	171	-	-
Amortisation of expenses incurred on raising debt finance	608	355	344
	12,288	10,295	9,555

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

9.      TAXATION ON LOSS ON ORDINARY ACTIVITIES

The taxation charge is based upon the results for the year and comprises:
	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
UK Corporation tax
-Current tax	4,138	5.549	5,056

(a)  Factors affecting the current tax charge:

The tax assessed on the profit on ordinary activities for the year is higher than the standard rate of corporation tax in the UK of 30% (2002 - 30%). The differences are reconciled below:

	2001	2002	2003
	£'000	£'000	£'000

(Loss)/profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001 - 30%)	(480)	1,082	1,418
Expenses not deductible for tax purposes (including Goodwill amortisation)	4,068	4,239	4,143
Decelerated/(accelerated) capital allowances	162	97	99
Pensions contributions in excess of/(lower than) the pensions charge	388	131	(604)

Total current tax	4,138	5,549	5,056

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

	2002 £'000	2003 £000's
Cost
At 1 January and 31 December	208,112	208,112

Amortisation
At 1 January	30,356	44,480
Charge for the year	14,124	14,124
At 31 December	44,480	58,604
Net book value at 31 December	163,632	149,508

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

11.      TANGIBLE ASSETS
	Freehold Property	Short-term Leasehold Properties	Office Furniture & Equipment	Computer Equipment & Software	Total
	£'000	£'000	£'000	£'000	£'000
Cost
At 1 January 2003	10,045	2	5,129	4,682	19,858
Additions	-	-	479	672	1,151
Disposals	-	(2)	(1,149)	(1,128)	(2,279)
At 31 December 2003	10,045	-	4,459	4,226	18,730
Depreciation
At 1 January 2003	1,340	2	3,178	2,850	7,370
Charge for year	670	-	526	1,125	2,321
Disposals	-	(2)	(1,149)	(1,126)	(2,277)
At 31 December 2003	2,010	-	2,555	2,849	7,414
Net book value at 31 December 2003	8,035	-	1,904	1,377	11,316

Cost
At 1 January 2002	10,045	2	5,454	3,944	19,445
Additions	-	-	507	1,340	1,847
Disposals	-	-	(832)	(602)	(1,434)
At 31 December 2002	10,045	2	5,129	4,682	19,858
Depreciation
At 1 January 2002	670	2	3,455	2,217	6,344
Charge for year	670	-	555	1,234	2,459
Disposals	-	-	(832)	(601)	(1,433)
At 31 December 2002	1,340	2	3,178	2,850	7,370
Net book value at 31 December 2002	8,705	-	1,951	1,832	12,488

On 5 January 2001 Thomson Directories Limited acquired the title to Thomson House, 296 Farnborough Road, Farnborough, Hampshire for the sum of £9,550,000 plus associated costs.

12.      STOCKS
	2002	2003
	£'000	£'000
Raw materials	979	644
Work in progress	7,151	7,651
	8,130	8,295

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

13.      DEBTORS
	2002	2003
	£'000	£'000
Amounts falling due within one year
Trade debtors (1)	18,673	21,512
Other debtors	1,798	1,689
Amounts owed by group undertakings	-	3
Prepayments	1,955	3,944
	22,426	27,148
Amounts falling due after one year
Amounts owed by group undertakings	189	163

(1) Trade debtors are stated net of provisions for doubtful debts (see Note 30).

14.      CREDITORS - AMOUNTS FALLING DUE WITHIN ONE YEAR

	2002	2003
	£'000	£'000

Bank loans and overdrafts	954	875
Trade creditors	4,504	4,526
Amounts owed to parent undertakings	34,772	26,052
Other creditors	332	174
Corporation tax payable	1,299	2,308
Other taxation and social security	3,539	4,598
Accruals and deferred revenue	13,612	16,162
	59,012	54,695

Included in 'Amounts owed to parent undertakings' is an amount of £15,789,103 (2002: 25,889,000) relating to the SEAT Pagine Gialle S.p.A (2002: Telecom Italia Finance S.A.) loans - see note 16.

15.      CREDITORS - AMOUNTS FALLING DUE AFTER ONE YEAR

	2002	2003
	£'000	£'000

Bank loans and other borrowings	65,673	66,035
Amounts owed to parent undertaking	22	-
	65,695	66,035

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

16.      BANK LOANS AND OTHER BORROWINGS

Group bank loans and other borrowings at period end are stated net of unamortised issue costs of £2,028,000 (2002: £2,390,000). These costs, together with the interest expense, are allocated to the profit and loss account over the term of the facility or debt instrument at a constant rate on the carrying amount.

	Value		Total Issue Costs
	2002	2003	2002	2003
	£'000	£'000	£'000	£'000
Senior Subordinated Notes	67,750	67,750	6,140	6,140
Revolving credit facility	25,500	15,444	-	-
	93,250	83,194	6,140	6,140

The maturity analysis of the Group's bank and other borrowings is as follows:

	2002	2003
	£'000	£'000
Within one year	27,156	16,977
Between 1 and 2 years	-	-
Between 2 and 3 years	-	-
Between 3 and 4 years	-	-
Between 4 and 5 years	-	-
After 5 years	67,750	67,750
Issue costs	(2,390)	(2,028)
Total Loans	92,516	82,699

On 30 July 1999 the Group borrowed £70,000,000 under a senior subordinated bridge financing facility from CIBC World Markets plc. This borrowing was repaid on 15 October 1999 from the proceeds of an issue of £70,000,000 Senior Subordinated Notes. The Senior Subordinated Notes incur interest of 12.125% and are repayable by 15 October 2009. On 17 March 2000 the Group completed an exchange offer on the outstanding £70,000,000 12.125% Senior Subordinated Notes. £69,250,000 of these notes were exchanged for £69,250,000 12.125% new Senior Subordinated Notes (the 'Exchange Notes'). As of 21 March 2000 the Exchange Notes were registered under the US Securities Act of 1993, as amended. Following the change of control of the Group on 1 August 2000 a tender offer was made to acquire all the outstanding Exchange Notes at 101% of the principal amounts outstanding. Acceptances were received from holders of £2,250,000 of the notes.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

16.      BANK LOANS AND OTHER BORROWINGS - continued

Following a change of control of the Group's parent company, SEAT Pagine Gialle S.p.A, in August 2003 a tender offer was made to acquire all the outstanding Exchange Notes at 101% of the principal amounts outstanding. No acceptances were received.

On 14 December 2001 the Group borrowed £39,000,000 under a £65,000,000 Multicurrency Facility agreement with Sogerim S.A. (now Telecom Italia Finance S.A), a subsidiary of Telecom Italia S.p.A. On 10 September 2002 the Facility was renewed at the lower level of £55,000,000. During the 2002 the Group repaid a total of £13.5 million against these facilities. On 31 July 2003 the Group refinanced the outstanding balance under this facility with a new £55,000,000 facility (see below).

On 31 July 2003 the Group borrowed £15,444,293 under a new £55,000,000 Multicurrency Facility agreement with SEAT Pagine Gialle S.p.A. The facility is repayable on 23 July 2004. The directors believe they will be able to refinance this facility when it becomes repayable (see Item 3(D) "Risk Factors").

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

Interest rate risk

The Group finances its operations through a combination of subsidiary profits, long-term loans, high yield debt finance and bank borrowings. The directors aim to minimise exposure to fluctuating interest rates along with the potential impact on liquidity by holding borrowings on both fixed and floating interest rates.

The Group raised high yield debt at fixed rates during 1999. The debt was raised in the form of Sterling bonds. The Sterling bonds were issued for £70 million, 96.8% of which were still outstanding at 31 December 2003.

At 31 December 2003 81.4% (2002: 72.7%) of the Group's borrowings were at fixed rates.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

17.      FINANCIAL INSTRUMENTS - continued

Foreign currency risk

The Group has low exposure to foreign currency risk. At 31 December 2003 the Group held no Euro denominated bank balances (2002: Euro 60,000 or £40,000).

Liquidity risk

The Group policy is to ensure that it maintains continuous sources of funding with at least 50% of its borrowings maturing after more than five years.

At 31 December 2003 81.4% of the Group's borrowings were due to mature in more than 5 years (2002: 72.7%).

Financial assets and liabilities

The Group has chosen not to include short term debtors and short term creditors in the analysis of Financial Instruments, either due to the exclusion of short term items, or because they do not meet the definition of a financial asset or financial liability.

Financial assets

The Group had the following financial assets (excluding short term debtors) all of which were held as part of the financing arrangements of the Group:
	2002	2003	Ruling currency
	£'000	£'000

Cash and short term deposits	1,456	7,585	Pounds sterling
Cash and short term deposits	40	-	Euro
	1,496	7,585

The interest rate risk associated with financial assets is as follows:

Currency	Short-term deposits
£'000

At December 2003
Sterling	18
Euro	-
US Dollars	-
Total	18

At December 2002
Sterling	1,044
Euro	-
US Dollars	-
Total	1,044

The short term deposits earn variable interest rates. Other sterling balances included in the table of financial assets are not interest bearing.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

17.      FINANCIAL INSTRUMENTS - continued

Financial liabilities

The interest rate profile of the Group's financial liabilities (excluding short term creditors) at 31 December was:

Currency	Total £'000	Floating Rate Financial Liabilities £'000	Fixed rate Financial Liabilities £'000	Financial Liabilities on which no Interest is paid £'000

At 31 December 2003
Sterling	83,194	15,444	67,750	-

At 31 December 2002
Sterling	93,250	25,500	67,750	-

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid

Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years

At 31 December 2003
Sterling	12.13	5.8	-

At 31 December 2002
Sterling	12.13	6.8	-

The floating rate financial liabilities comprise sterling denominated bank borrowing that bear interest at rates based on LIBOR or EURIBOR. The average rate of interest on these loans at 31 December 2003 was 5.34% (5.15% at 31 December 2002).

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

17.      FINANCIAL INSTRUMENTS - continued

Foreign currency exposures

The table below shows the Group's currency exposures that give rise to net gains and losses recognised in the profit and loss account. These exposures represent the monetary assets and monetary liabilities of the group that are not denominated in sterling. As at 31 December 2003 those exposures were:

	Net foreign currency monetary assets/(liabilities) in £'000
Currency of operation	Euro	Total
At 31 December 2003 Sterling	-	-
At 31 December 2002 Sterling	40	40

Maturity of financial liabilities

The maturity profit of the Group's financial liabilities (excluding short-term creditors) as at 31 December was as follows:
	2002	2003
	£'000	£'000

In one year or less or on demand	25,500	15,444
Between one and five years	-	-
In more than five years	67,750	67,750
	93,250	83,194

Borrowings facilities

The Group has an agreed revolving credit facility with its bankers which constitutes an "undrawn committed borrowing facility". As at 31 December 2003 the undrawn balance of this facility on which all conditions precedent had been met was as follows:

£'000
Expiring in one year or less on demand	3,000

The Group also has an agreed credit facility with Telecom Italia Finance S.A., a subsidiary of Telecom Italia S.p.A.

£'000
The undrawn balance of these facilities, expiring in one year or less or on demand, is:	22,780

The facilities can be drawn at interest rates based on LIBOR or EURIBOR.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

17.      FINANCIAL INSTRUMENTS - continued

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 December 2003:
	Book value £ '000	Fair value £ '000
Primary financial instruments held or issued to finance the Group's operations:
Short term borrowings and current portion of long term borrowings	(15,444)	(15,444)
Long term borrowings	(67,750)	(74,186)
Cash deposits	7,585	7,585

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 December 2002
	Book value £ '000	Fair value £ '000
Primary financial instruments held or issued to finance the Group's operations:
Short term borrowings and current portion of long term borrowings	(25,500)	(25,500)
Long term borrowings	(67,750)	(72,493)
Cash deposits	1,496	1,496

Market values have been used to determine the fair value of all listed debt issued.

18.      PROVISIONS FOR LIABILITIES AND CHARGES

	2002	2003
	£'000	£'000
Provisions for liabilities and charges comprise:
Provision for onerous contracts	120	80
Deferred tax	-	-
	120	80

The onerous contract provision relates to the expected loss on the remainder of the lease term for the Enfield property.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

18.      PROVISIONS FOR LIABILITIES AND CHARGES - Continued
	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000

Balance as at beginning of period	160	120
Release to profit and loss account
-- onerous contracts provision	(40)	(40)
Balance at end of period	120	80

As at 31 December 2003 the following deferred tax assets have not been recognised in the balance sheet:
	2002	2003
	£'000	£'000
Accelerated capital allowances	260	357
Pension costs	100	(504)
Other timing differences	539	375
Deferred tax asset	899	228

The deferred tax assets have not been recognised in the balance sheet as they are not expected to reverse in the foreseeable future.

19.      SHARE CAPITAL AND SHARE PREMIUM

Share Capital
	2001	2002	2003
Authorised	£'000	£'000	£'000
75,000,000 Ordinary shares of £0.01 each	750	750	750

Issued, called up and fully paid
62,457,664 Ordinary shares of £0.01 each	624	624	624

Share Premium
	2001	2002	2003
	£'000	£'000	£'000
Balance at 1 January and 31 December	61,833	61,833	61,833

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

20.      OTHER RESERVES
	2001	2002	2003
	£'000	£'000	£'000
Balance at 1January and 31 December	40,000	40,000	40,000

On 30 July 1999 the Company received a distributable, capital contribution of £40,000,000 from TDL Infomedia Holdings plc. The contribution was made by payment of £28,566,000 in cash and the transfer of 76,244 shares in TDL Group Limited

21.      PROFIT AND LOSS ACCOUNT
	2001	2002	2003
	£'000	£'000	£'000
Opening balance	(11,242)	(16,980)	(18,923)
Retained loss for the period	(5,738)	(1,943)	(328)
Closing balance	(16,980)	(18,923)	(19,251)

22.      RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Retained loss for the period	(5,738)	(1,943)	(328)
Opening shareholders' funds	91,215	85,477	83,534
Closing shareholders' funds	85,477	83,534	83,206

23.      PENSIONS

The pension scheme is a defined benefit scheme, externally funded, and the Group assets are held in a separate trustee administered fund. The trustee company is Thomson Directories Pension Company Limited. The pension cost is assessed in accordance with the advice received from an independent qualified actuary on the basis of financial valuations.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

23.      PENSIONS - continued

The cost for the period was:
	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Regular pension cost 8.77%* (2002: 8.84% and 2001: 8.7%) of pensionable salaries	1,405	1,383	1,368
Variation from regular cost	-	-	222
Imputed interest at 8% to June and 7.5% from July (2001 and 2002: 8%) on prepayment	(112)	(8)	(15)
	1,293	1,375	1,575

* The regular pension cost percentage was amended from 8.84% to 8.77% following the triennial actuarial valuation at 30 June 2003. The interest rate for financial reporting under SSAP 24 was reduced to 7.5% based on information supplied following that actuarial valuation.

The triennial valuation of the scheme was carried out at 30 June 2000 using the Projected Unit Method. The material assumptions were:
Realistic Basis
Rate of return on investments
- during active membership	6.5%
- at other times	4.5%
Increase in pensionable salaries	4.6%
Increase in pensions	2.6%

The actuarial valuation at 30 June 2003 (performed by actuaries Punter, Southall and Co) showed that the market value of the scheme's assets was £25,851,000 and that the actuarial value of those assets represented 60% of the benefits that had accrued to members, after allowing for expected future increases in earnings. Cash contributions from the Group were increased to 23% of pensionable salaries during 2003, from 6% in 2002. The Group has agreed to continue contributing at 23% of pensionable salaries following discussions with the Fund Actuary. The contribution of employees remains at either 4.0% or 5.5% of earnings.

A prepayment of £1,681,000 is included in debtors (2002: provision of £332,000).

Pension disclosure statement in respect of FRS 17

In November 2000 the Accounting Standards Board issued FRS 17 'Retirement Benefits' to replace SSAP 24 'Accounting for Pension Costs. FRS 17 is fully effective for periods ending on or after 1 December 2005 though certain disclosures are required in the transitional period. The following additional disclosure on pensions is required under Financial Reporting Standard 17.

The pension cost that would have been charged to operating profit under FRS 17 for the year amounts to £2,217,000.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

24.      PENSIONS - continued

The valuation used for this disclosure has been based on the most recent actuarial valuation of the Scheme as at 30 June 2003 updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the Scheme at 31 December 2003. Scheme assets are stated at their market values at 31 December 2003.

Actuarial Assumptions adopted as at 31 December
	2001	2002	2003
Discount rate	5.8% pa	5.6% pa	5.4% pa
Rate of general increase in salaries	4.5% pa	3.8% pa	4.4% pa
Rate of price inflation	2.5% pa	2.3% pa	2.9% pa
Rate of increase to pensions in payment	2.5% pa	2.3% pa	2.9% pa

Assets in the Scheme and their expected rates of return as at 31 December
Main Asset Categories	Long term rate of return expected as at 31 December 2001	Value as at 31 December 2001 £'000	Long term rate of return expected as at 31 December 2002	Value as at 31 December 2002 £'000	Long term rate of return expected as at 31 December 2003	Value as at 31 December 2003 £'000

Equities	8.0% pa	22,985	8.1% pa	18,953	8.3% pa	25,579
Corporate Bonds	5.8% pa	1,046	5.0% pa	966	4.8% pa	3,976
Government Bonds	5.0% pa	2,932	4.5% pa	2,374	5.4% pa	1,017
Cash and Other		-		-	4.0% pa	38
Total Market Value		26,963		22,293		30,610

Value of Scheme Liabilities

The present value of the scheme's liabilities, which are derived from cash flow projections over long periods and which are thus inherently uncertain, were:

	2002 £'000	2003 £'000
Present Value of Scheme Liabilities	37,289	47,148

Scheme Deficit and Net Pension Liability

	2002 £'000	2003 £'000
Market Value of Scheme Assets	22,293	30,610
Present Value of Scheme Liabilities	37,289	47,148
Deficit in the Scheme	(14,996)	(16,538)
Related Deferred Tax Asset	4,499	4,961
Net Pension Liability	(10,497)	(11,577)

The related deferred tax asset at the standard tax rate of 30% would be £4,961,000 (2002: £4,499,000).

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

24.      PENSIONS - continued

Volatility of FRS 17

It should be noted that the methodology and assumptions prescribed for the purposes of FRS 17 mean that the disclosures will be inherently volatile and may vary greatly according to investment market conditions at each accounting date.

Components of the Pension Charge if FRS 17 had been adopted

If FRS 17 had been adopted in these accounts the Profit and Loss account would have included the following:

	2002 £'000	2003 £'000
Amount chargeable to Operating Profit
Current Service Cost	(2,264)	(2,217)
Amount credited to Other Finance Income
Expected Return on Scheme Assets	2,044	1,690
Interest on Scheme Liabilities	(1,903)	(2,088)
Net Return	141	(398)

Analysis of amount recognised in the Statement of Total Recognised Gains and Losses (STRGL)

If FRS 17 had been adopted in these accounts a Statement of Total Recognised Gains and Losses would have included the following:

	2002 £'000	2003 £'000
Actual return less expected return on Scheme Assets	(7,675)	2,729
% of the scheme asset value	(34.4%)	8.9%
Experience gains and losses arising on Scheme Liabilities	318	305
% of the scheme liabilities	0.9%	0.6%
Changes in assumptions underlying the present value of the Scheme Liabilities	(609)	(5,549)
% of the scheme liabilities	(1.6%)	(11.8%)
Actuarial loss recognised in the STRGL	(7,966)	(2,515)
% of the scheme liabilities	(21.4%)	(5.3%)

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

24.      PENSIONS - continued

The movement in the deficit in the Scheme during 2003 under FRS 17 reporting would have been as follows:

	2002 £'000	2003 £'000
Deficit in the scheme at the start of the year	(5,846)	(14,996)
Current Service Cost	(2,264)	(2,217)
Contributions	939	3,588
Past service costs	-	-
Other finance income	141	(398)
Actuarial loss	(7,966)	(2,515)

Deficit in the scheme at the end of the year	(14,996)	(16,538)

During the year the Group contributed at the rate of 23% of pensionable salaries.

Impact on the Group's Balance Sheet if FRS 17 had been adopted
	2002 £'000	2003 £'000
Net assets	83,534	83,206
Pension liability under FRS 17	(14,996)	(16,538)
SSAP 24 pension adjustment	332	(1,681)
Net assets if FRS 17 were adopted	68,870	64,987

Profit and loss Reserve	(18,923)	(19,251)
Pension reserve under FRS 17	(14,996)	(16,538)
SSAP 24 pension adjustment	322	(1,681)
Profit and loss reserve if FRS 17 were adopted	(33,587)	(37,470)

25.      OPERATING LEASES

2003
£'000
Annual commitments under non-cancellable operating leases which are as follows:
Land and buildings
Within one year	133
Between one and five years	310
After five years	100
543
Other
Within one year	219
Between one and five years	1,730
After five years	-
1,949

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

26. CAPITAL COMMITMENTS
	2002	2003
	£'000	£'000
Capital expenditure commitments contracted for but not provided	107	140

27.      RELATED PARTY TRANSACTIONS

Thomson Directories Limited recharges the Thomson Pension Fund the costs of administration and independent advisors borne by Thomson Directories Limited. The total amounts recharged during 2001, 2002 and 2003 were £22,874, £25,568 and £33,044 respectively.

Prior to the sale of TDL Belgium on 30 March 2001 the Group loaned BEF 146 million, BEF 331 million and BEF100 million to the joint venture during 1999, 2000 and 2001 respectively. On 30 March 2001 the Group sold its investment in, and loans to, TDL Belgium S.A. to a newly formed company, TDL Infomedia B.V., a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for £4.1 million, the net asset value reflected in the Group's accounts on the date of sale. Three directors of the company, Mr GC List, Ms LM Pancratz and Mr KJ Watson were also directors of TDL Belgium S.A. throughout 2001. Mr GC List retired on 1 February 2002.

During 2001 the Group recharged MyBlueCat.com Limited, a wholly owned subsidiary of TDL Infomedia Limited, £40,000 (2001: £40,000) in respect of management charges and £198,608 (2001: £767,143) in respect of other costs. Two of the directors of the Group, Ms Pancratz and Mr Watson are also directors of MyBlueCat.com Limited. On 31 December 2001 the Group purchased from MyBlueCat.com Limited, a wholly owned subsidiary of TDL Infomedia Limited, computer equipment at its net book value of £162,275. On 19 December 2002 the Group purchased the net liabilities of MyBlueCat.com Limited at their net book value of £1,000.

28. ULTIMATE HOLDING COMPANY

The immediate parent undertaking is TDL Infomedia Holdings plc. The ultimate U.K. holding company is TDL Infomedia Limited.

The smallest company within which these accounts are consolidated is TDL Infomedia Holdings plc. The consolidated accounts of TDL Infomedia Holdings plc can be obtained from the Company Secretary, TDL Infomedia Holdings plc, Thomson House, 296 Farnborough Road, Farnborough, Hampshire, GU14 7NU.

The largest group in which the results of the company are consolidated is SEAT Pagine Gialle S.p.A., incorporated in Italy.

The ultimate parent company and controlling party is SEAT Pagine Gialle S.p.A., incorporated in Italy.

Copies of the consolidated accounts of SEAT Pagine Gialle S.p.A. maybe obtained from the company secretary of SEAT Pagine Gialle S.p.A., Via Aurelio Saffi 18, 10138 Turin, Italy.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

29.      NEW U.K. ACCOUNTING STANDARDS

In 2000 the U.K. Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 17 "Retirement Benefits".

FRS 17 introduces radical changes to the way companies account for defined benefit pension schemes. The FRS approaches pension cost accounting from a balance sheet perspective, requiring pension scheme assets to be measured at market value, pension scheme liabilities to be measured using an actuarial valuation method and discounted using a corporate bond rate and the resulting pension scheme surplus or deficit to be recognised immediately on the company balance sheet. Actuarial gains and losses are to be recognised immediately in the statement of recognised gains and losses. The cost of benefit improvements are to be charged to the profit and loss account as soon as they vest. The Group is not required to adopt the FRS fully until the year ending 31 December 2004 although additional disclosure has been provided in note 24, as required.

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

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

a. Work in progress

Under U.K. GAAP, sales related costs and other direct overhead amounts are deferred and capitalised as inventoriable costs to the extent the expenditures are incurred in the normal course of business to bring the product or service to its present location and condition. Under U.S. GAAP only incremental direct costs associated with selling and creating the directories are deferred.

b. Goodwill

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

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

b. Goodwill - continued

Under U.K. GAAP, assets which are not considered ''separable'' from the principal business under FRS 7 ''Fair Value in Acquisition Accounting'' are included as goodwill on acquisition. U.S. GAAP requires that intangible assets related to name licences, patents and brand names be excluded from goodwill and treated as intangible assets. See ''Name Licence'' below.

The cost of goodwill under US GAAP is based on 54.69% carry over of the goodwill from the acquisition completed in June 1997 and 45.31% of the goodwill from the acquisition completed in July 1999. The new accounting basis for TDL Infomedia Group plc is based on Apax Partners & Co Ventures Limited's acquisition of 45.31% of the outstanding voting stock of TDL Infomedia Limited, the ultimate holding company of TDL Infomedia Group plc. The fair value of net liabilities acquired on this basis under US GAAP on the 30 July 1999 were £27,415,000. Under U.K. GAAP, fair value adjustments relate to original estimates which were made for pension prepayments, investments and creditor balances. The fair value of the pension prepayment for U.S. GAAP was recorded at 31 December 1999.

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

FAS 142 was first applicable to the Group's financial statements for the year ended 31 December 2002. It requires that goodwill and other intangible assets with an indefinite useful life are tested at least annually for impairment, rather than amortized periodically. On adoption of FAS 142, the Group tested the existing goodwill for impairment. The Group is considered to be a single reporting unit for the purpose of the test. The first step of the goodwill impairment test did not identify an impairment, consequently no adjustment to carrying values at 31 December 2002 was considered necessary by the Group.

The Group tested goodwill for impairment again as at 31 December 2003. The first step of the goodwill impairment test did not identify an impairment, consequently no adjustment to carrying values at 31 December 2003 is considered necessary by the Group.

FAS 142 does not require prior periods to be restated. Therefore, in all tables presented in this note, 2002 and 2003 amounts are presented in compliance with FAS 142 whereas 2001 amounts are not. The following table sets forth on a post-tax basis what the Group's consolidated US GAAP net loss would have been in 2001 if adjusted to exclude the amortisation expense related to goodwill that is no longer amortised.
	2001 £'000	2002 £'000	2003 £'000

Reported net loss under US GAAP	(20,421)	(4,708)	(6,735)
Amortisation expense for goodwill	7,551	-	-
Adjusted net loss under US GAAP	(12,870)	(4,708)	(6,735)

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

b. Goodwill - continued

Carrying amount of goodwill

The movements in the carrying amount of goodwill recognised under U.S. GAAP for the years ended 31 December 2002 and 2003 were as follows:
	2002 £'000	2003 £'000

1 January	90,902	90,902
Additions due to purchase business combinations	-	-
Amortisation expense	-	-
Impairment losses	-	-
31 December	90,902	90,902

c. Pension plans

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

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

c. Pension plans - continued

Additional Pension and Post-retirement Benefits under U.S. GAAP
	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000
Benefit obligation at beginning of period	32,809	37,289
Service cost	2,264	2,217
Interest cost	1,903	2,088
Plan participants' contributions	872	810
Actuarial loss/(gain)	291	5,244
Benefits paid	(850)	(500)
Benefit obligation at end of period	37,289	47,148

Fair value of plan assets at beginning of period	26,963	22,293
Actual return on plan assets	(5,631)	4,419
Employer contributions	939	3,588
Plan participant contributions	872	810
Benefits paid	(850)	(500)
Fair value of plan assets at end of period	22,293	30,610

Funded status	(14,996)	(16,538)
Unrecognised actuarial loss	14,549	16,291
Prepaid pension balance/(pension provision)	(447)	(247)
Provision for shortfall against accrued benefit obligations	(11,354)	(12,919)
Prepaid pension/(pension shortfall)	(11,801)	(13,166)

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Service cost	2,164	2,264	2,217
Interest cost	1,703	1,903	2,088
Expected return on plan assets	(2,284)	(2,044)	(1,690)
Net amortisation	-	254	773
Net periodic cost	1,583	2,377	3,388

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

c. Pension plans - continued

Additional Pension and Post-retirement Benefits under U.S. GAAP - continued

Assumptions used to determine pension cost for the defined benefit plan were:
	31 December 2001%	31 December 2002%	31 December 2003%
Discount rate	5.8	5.6	5.4
Rate of return on assets	7.58	7.58	7.74
Salary growth	4.5	3.8	4.4

Plan assets

The Group's pension plan weighted average asset allocations as at 31 December 2002 and 2003, by asset category, were as follows:
Main Asset Categories	Weighted average asset allocations	Value as at 31 December 2002 £'000	Weighted average asset allocations	Value as at 31 December 2003 £'000
Equities	85.0%	18,953	83.6%	25,579
Corporate Bonds	4.3%	966	13.0%	3,976
Government Bonds	10.7%	2,374	3.3%	1,017
Cash and Other	-	-	0.1%	38
Total Market Value	100.0%	22,293	100.0%	30,610

The Group invests the majority of its assets in equities, half of which are invested in active funds and half in passive funds. In 2003 the Group slightly increased the weighting in bonds to reflect the growing maturity of the pensioner membership component.

Contribution cash flows

The Group expects to contribute £3.7 million to its pension plan in 2004.

d. Name licence

Under U.K. GAAP, the name licence acquired in the 4 June 1997 leveraged buy out was not considered as a separate asset because it was determined not to be separable from the business and was written off against reserves as goodwill. Under U.S. GAAP, the name licence was treated as a separate asset, and was capitalised. For U.S. GAAP purposes it was amortised over its useful life of five years. Consequently, the name licence was fully amortised by June 2002.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

e. Taxation

Under U.K. GAAP, deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax. Under U.K. GAAP, deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. U.S. GAAP requires deferred TDL Group Limited taxation to be provided in full, using the liability method on all temporary differences between the tax and book basis of assets and liabilities.

Under U.S. GAAP, deferred tax assets and liabilities are recognised for all temporary timing differences and income tax losses, in accordance with FAS 109 ''Accounting for Income Taxes.'' Valuation allowances with respect to deferred tax assets are provided when it is considered more likely than not that all, or a portion, of the deferred tax assets will not be realised.

The Company has concluded that realisation of its U.S. and U.K. deferred tax assets does not meet the "more likely than not" recognition criteria. Additionally, the Company has determined that it will not recognize deferred tax benefits related to future losses or future increases in the minimum pension liabilities continuing for an uncertain period of time. Accordingly, the Company increased its deferred tax valuation allowance in 2001 through 2003 to offset deferred tax benefits related to net U.S. deferred tax assets and in 2002 and 2003 to offset deferred tax benefits related to U.K. deferred tax assets.

Regular reviews of the "more likely than not" criteria and availability of tax planning strategies will continue to require significant management judgment.

The following table summarises the Company's deferred tax assets under U.S. GAAP as at 31 December 2002 and 2003:

	2002	2003
	£'000	£'000
Accelerated capital allowances	260	357
Pension costs	134	74
Other timing differences	539	375
Valuation allowance	(933)	(806)
Net deferred taxes	-	-

All profit before taxation was earned in the United Kingdom and is subject to taxation only in the United Kingdom.

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

f. Joint Ventures

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

g. Administrative expenses - staff costs

Under UK GAAP deferred consideration payable by SEAT Pagine Gialle S.p.A. in respect of acquiring the Group is accounted for in the books of that company, and does not impact of the amounts recorded in the Group's financial statements.

Under US GAAP certain consideration paid in accordance with the terms of the acquisition of TDL Infomedia Limited by SEAT Pagine Gialle S.p.A., has been accounted for as compensation expense by SEAT. Under US GAAP, pursuant to the provisions of Staff Accounting Bulletin No. 55, this expense should be reflected in the profit and loss account of the Group.

h. Debt issuance costs

Under U.K. GAAP, debt issuance costs are shown as a reduction of the liability and amortised over the debt terms. Under US GAAP, these costs are capitalized as an asset and amortised over debt terms. The Company had net deferred financing costs of £2,390,000 and £2,028,000 at 31 December 2002 and 31 December 2003 respectively.

Effect on loss after tax and shareholder's funds of differences between U.K. GAAP and U.S. GAAP
	Note	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
Effect on loss after tax:		£'000	£'000	£'000

Loss on ordinary activities after tax under U.K. GAAP		(5,738)	(1,943)	(328)
Work in progress	30(a)	(782)	39	(345)
Amortisation of goodwill	30(b)	6,575	14,124	14,124
Pension benefit	30(c)	(290)	(1,002)	(1,813)
Amortisation of name licence	30(d)	(691)	(692)	-
Administrative expenses -- staff costs	30(g)	(19,549)	(15,535)	(16,103)
Deferred taxes: On above adjustments	30(e)	54	301	543
Net loss under U.S. GAAP		(20,421)	(4,708)	(3,922)

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Effect on loss after tax and shareholder's funds of differences between U.K. GAAP and U.S. GAAP - continued

	Note	31 December 2002	31 December 2003
Effect on shareholders' funds:		£'000	£'000

Shareholder's funds under U.K. GAAP		83,534	83,206
Work in progress	30(a)	(4,245)	(4,590)
Intangible assets - Goodwill	30(b)	(117,210)	(117,210)
Intangible assets - Goodwill	30(b)	44,480	58,604
Prepayments - Pensions	30(c)	(115)	(1,928)
Creditors: amounts falling due after one year	30(c)	(11,354)	(12,919)
Intangible assets -Name licence	30(d)	3,860	3,860
Intangible assets -Name licence	30(d)	(3,860)	(3,860)
Current Assets - Debt issue costs	30(h)	2,390	2,028
Creditors: amounts falling due after one year	30(h)	(2,390)	(2,028)
Current Assets - Deferred taxes	30(e)	35	578
Shareholder's funds under U.S. GAAP		(4,875)	5,741

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Effect on loss after tax and shareholder's funds of differences between U.K. GAAP and U.S. GAAP - continued
U.S. GAAP
£'000
Movements in Shareholder's funds under U.S. GAAP:
Balance at 1 January 2001	(3,475)
Loss for the year (restated)	(20,421)
Pension scheme accrued benefit obligation	(3,205)
Comprehensive loss	(23,626)

Capital contribution -- consideration accounted for as compensation by parent company	19,549
Balance at 31 December 2001	(7,552)
Loss for the year	(4,708)
Pension scheme accrued benefit obligation	(8,150)
Comprehensive income	(12,858)

Capital contribution -- consideration accounted for as compensation by parent company	15,535
Balance at 31 December 2002	(4,875)
Loss for the year	(3,922)
Pension scheme accrued benefit obligation	(1,565)
Comprehensive income	(5,487)

Capital contribution -- consideration accounted for as compensation by parent company	16,103
Balance at 31 December 2003	5,741

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Consolidated Cash Flow Statements

The Consolidated Cash Flow Statements present substantially the same information as that required under U.S. GAAP. U.K. GAAP and U.S. GAAP differ, however, with regard to classification of items within the statements and as regards the definition of cash and cash equivalents. The principal differences between U.K. GAAP and U.S. GAAP cash flow presentation are as follows:

1.

Under U.K. GAAP, net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance and (b) taxes paid. Under U.S. GAAP, net cash flow from operating activities is determined after these items.

2.	Under U.K. GAAP, capital expenditure is classified separately, while under U.S. GAAP, it is classified as an investing activity.

3.

Under U.K. GAAP, movements in short-term investments are not included in cash, but classified as management of liquid resources. Under U.S. GAAP, short term investments with an original maturity of three months or less are included within cash and cash equivalents.

The categories of cash flow activity as defined under U.S. GAAP can be summarised as follows:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Cash provided by operating activities	18,308	16,490	17,763
Cash used in investing activities	(10,739)	(1,710)	(1,151)
Cash (used in)/provided by financing activities	(14,125)	(14,961)	(10,522)
Increase/(decrease) in cash and cash equivalents	(6,556)	(181)	6,090
Cash and cash equivalents at beginning of period under U.S. GAAP	8,233	1,677	1,496
Cash and cash equivalents at end of period under U.S. GAAP	1,677	1,496	7,586

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Other disclosures under U.S. GAAP and presentation differences

Current assets under U.K. GAAP include amounts which fall due after more than one year. Under U.S. GAAP such assets would be reclassified as non-current assets. Provisions for liabilities and charges under U.K. GAAP include amounts due within one year which would be reclassified to current liabilities under U.S. GAAP.

Valuation and qualifying accounts

	31 December 2002	Charged to profit and loss account	Charged to other accounts	Deductions	31 December 2003

Doubtful debt provision	4,129	3,984	-	(3,914)	4,199

	31 December 2002	Charged to profit and loss account	Charged to other accounts	Deductions	31 December 2002

Doubtful debt provision	5,368	3,753	-	(4,992)	4,129

	31 December 2002	Charged to profit and loss account	Charged to other accounts	Deductions	31 December 2001

Doubtful debt provision	5,036	4,456	-	(4,124)	5,368

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Operating leases
2003
£'000
Total commitments under operating leases payable during the following periods are:
Land and buildings
Within one year	543
Within one to two years	548
Within two to three years	369
Within three to four years	267
Within four to five years	195
Thereafter	139
2,061
Other
Within one year	1,949
Within one to two years	1,254
Within two to three years	537
Within three to four years	212
Within four to five years	-
Thereafter	-
3,952

Total minimum future rentals receivable under non-cancelable subleases at 31 December 2003 amount to £708,000.

Impact of new accounting standards

As disclosed in the notes to the audited financial statements, included elsewhere in this report, we prepare our accounts in accordance with U.K. GAAP and reconcile profit after taxation, shareholders' equity and cash flows to U.S. GAAP. At 31 December 2003, the following new accounting standards had been issued by the Financial Accounting Standards Board:

TDL INFOMEDIA GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS - Continued

30.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Impact of new accounting standards - continued

FASB Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities", was published in December 2003, and clarified the application of ARB No. 51 to certain entities where a controlling financial interest is achieved without majority voting interest. The principle requirements come into effect from January 1, 2004. TDL Infomedia Group plc has not identified any material variable interest entity of which it would be regarded as the primary beneficiary under FIN No. 46 and which it would consequently have to consolidate. Therefore, TDL Infomedia Group plc does not anticipate that full adoption of FASB Interpretation No. 46 (Revised) will have any effect on the consolidated financial statements.

EITF 00-21, "Revenue Arrangements with Multiple Deliverables", was issued in November 2002, and addresses how a vendor allocates revenue between multiple products and services covered by the same revenue arrangement. The EITF consensus will apply to TDL Infomedia Group plc with effect from January 1, 2004. TDL Infomedia Group plc does expect to earn revenue from multiple deliverable arrangements in 2004 and future years.

EITF 01-8, "Determining Whether an Arrangement Contains a Lease", was issued in May 2003, and will become effective for agreements TDL Infomedia Group plc enters into or modifies from January 1, 2004.